Form 10-K, Exhibit 13
period 1995-11-30
CALTON INC
filed 1996-02-28
CIK 717216

CALTON, INC.
                            FORM 10-K
             FOR FISCAL YEAR ENDED NOVEMBER 30, 1995

                           EXHIBIT 13
               1995 ANNUAL REPORT TO SHAREHOLDERS
                          PP. 1, 5-24





Financial Highlights
(in thousands, except per share amounts)

                                                     Six Months   Six Months
                                                       Ended        Ended
                          Years Ended November 30,    November     May 31,    Years Ended November 30,
Selected Operating Data       1995         1994       30, 1993       1993         1992         1991
 Revenues . . . . . . . . . $180,843     $168,723     $ 83,351     $ 76,555     $135,421     $117,980
 Gross profit . . . . . . .   21,153       29,384       15,878        8,251       19,125       12,509
 Income (loss) from
  operations. . . . . . . .   (1,225)       8,595        5,560      (15,593)     (25,630)     (43,186)
 Income (loss) before
  income taxes and
  extraordinary gain. . . .   (2,307)       6,560        4,756      (56,494)     (38,611)     (55,720)
 Income (loss) before
  extraordinary gain. . . .   (3,138)       4,193        2,872      (56,494)     (38,611)     (43,538)
 Net income (loss). . . . .   (3,138)       4,193        2,872        1,817      (38,611)     (43,538)
 Income (loss) per share
  before extraordinary
  gain. . . . . . . . . . .     (.12)         .16          .11        (1.67)       (1.14)       (1.28)
 Net income (loss)
  per share . . . . . . . .     (.12)         .16          .11          .05        (1.14)       (1.28)


                                                                      At
                                      At November 30,               May 31,        At November 30,
Selected Balance Sheet Data   1995         1994         1993         1993         1992         1991

 Total assets . . . . . .   $ 91,416     $122,144     $110,930     $117,462     $187,909    $216,592
 Total debt . . . . . . .     46,227       69,398       62,792       70,242      141,828     147,614
 Shareholders' equity
  (deficit)                   27,013       29,045       23,893       21,000         (452)     38,082

The selected operating data for the years ended November 30, 1995 and 1994 and the six months ended November 30, 1993 and selected balance sheet data at and subsequent to May 31, 1993 are separated by a black line since due to the adoption of fresh-start accounting and reporting to reflect the effects of the Reorganization as of May 31, 1993, these amounts are not comparable to the amounts reflected for prior periods.







Management's Discussion And Analysis Of Financial
Condition And Results Of Operations


Results Of Operations

RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1995 AND 1994

     Revenues for the year ended November 30, 1995 were $180.8 million compared to revenues of $168.7 million for the year ended November 30, 1994. Deliveries of 749 homes resulted in housing revenues of $171.3 million for the year ended November 30, 1995. For the year ended November 30, 1994, the Company delivered 899 homes which generated $165.5 million of housing revenues. Housing revenues in 1995 increased four percent (4%) reflecting an increase in average selling prices to $229,000 for the homes delivered during the year compared to $184,000 for the homes delivered in 1994. This increase in average revenue per home is consistent with the Company's plan to position itself in middle and upscale market segments in the Northeast and Orlando, Florida markets with enhanced margin potential and reduce its former concentration in entry level, multi-family products because of unfavorable demographic trends and increasing regulatory costs. Deliveries in the Northeast division comprised seventy percent (70%) of the Company's total deliveries in fiscal 1995 where average selling prices increased to $265,000 from $226,000 in 1994. Deliveries in the Orlando division comprised twenty-four percent (24%) of total deliveries in fiscal 1995, where average selling prices increased to $125,000 in 1995 from $109,000 in 1994. The seventeen percent (17%) decrease in home deliveries in fiscal 1995 is primarily attributable to a thirty-nine percent (39%) decrease of home deliveries in the Orlando, Florida division primarily due to the timing of new project openings.
     The Company's gross profit margin on homes delivered was approximately twelve percent (12%) during the year ended November 30, 1995, compared to seventeen percent (17%) in the year ended November 30, 1994. The gross profit margin on homes delivered in 1995 was impacted by increased competition in a difficult market while the homes delivered in 1994 reflected the revaluation of the Company's inventory as a result of the application of fresh-start accounting and reporting in connection with the Company's 1993 Plan of Reorganization. In addition, gross profit margins have been, and will continue to be, unfavorably impacted by increased carrying costs resulting from lower absorption rates. Gross profit margins have also been impacted by the fact that the Company's land pipeline, which was severely depleted when it completed its Reorganization in May 1993, has been refilled in a transitional market environment that reflected upward price pressures on land that could not be entirely passed along to buyers. As a result of the factors discussed above and other variables, the number and average selling prices of homes sold and delivered and gross profit realized in 1995 may not be indicative of future deliveries.
     During the second quarter of fiscal 1995, as a result of the consolidation of the New Jersey-North and New Jersey-South divisions and economic and market conditions, the Company decided not to incur further preacquisition costs on nine properties controlled under option. These actions resulted in a pre-tax charge of $1.1 million that is reflected in Cost of revenues. The Company finalized the accounting for a community during the second quarter of fiscal 1995 that delivered its last home earlier in 1995. A reserve previously provided during the delivery period of the community was no longer required and the likelihood of payment of the amount reserved was remote. As a result, a pre-tax credit of $1.1 million is reflected in Cost of revenues.
     In the year ended November 30, 1995, the Company recorded non-cash charges to the provision for estimated net realizable value of $1.6 million to reflect certain inventory, primarily two properties, at their estimated net realizable value. For the year ended November 30, 1994, $400,000 was recorded as a provision for estimated net realizable value. Estimated net realizable value has been determined based upon the amount the Company expects to realize through sale or development based on management's plans for each property. The estimation process involved in the determination of estimated net realizable value is inherently subjective since it requires estimates as to future events and conditions. The estimated net realizable value of a property may exceed the value which could be obtained through the immediate sale of the property if development plans for such property support a higher cost recovery.
     The Company decided to wind down the Chicago Division due to unfavorable results and prospects. As a result, a $1.1 million charge was recorded in the fourth quarter of 1995 and is included in Restructuring charges. The Company plans to dispose of the remaining inventory primarily through the sale and buildout of single family homes and the sale of the remaining finished lots. Of the $1.1 million, $727,000 was applied as a reduction to inventory. The Company anticipates that all of the inventory of the Chicago division will be disposed of by the end of 1996. Also included in Restructuring charges is $840,000 in severance benefits, $200,000 of which resulted from the consolidation in March 1995 of the New Jersey- North division and New Jersey-South division; and $640,000 of which resulted from a severance arrangement with the Company's former President.
     Selling, general and administrative expenses decreased to $18.8 million (10% of revenues) for the year ended November 30, 1995, compared to $20.2 million (12% of revenues) for the year ended November 30, 1994. The decrease is principally due to lower employee costs resulting from reductions in employee levels and consolidation of operations in the Northeast completed early in the second quarter of 1995.
     Gross interest cost was approximately $7.1 million for the year ended November 30, 1995, compared to $5.5 million for the year ended November 30, 1994, respectively. The increase in gross interest cost for the year ended November 30, 1995 resulted from higher interest rates and, to a lesser extent, higher average loan balances compared to the year ended November 30, 1994. Interest capitalized in the year ended November 30, 1995 was $5.0 million compared to $4.0 million in the year ended November 30, 1994. The increase of capitalized interest is primarily a result of higher interest rates. The capitalized amounts will reduce future gross profit levels assuming no relative increases in selling prices.
     Included in Other (income) expense in 1995 is $890,000 which represents payments received primarily in the fourth quarter in connection with the dissolution and liquidation of Talcon, L.P. ("Talcon") in complete satisfaction of Talcon's debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon.
     The Company, primarily as a result of the adoption of fresh-start accounting and reporting in connection with its Reorganization in 1993, has a tax basis in its assets held as it exited its Reorganization substantially in excess of the carrying value of these assets used for financial reporting purposes. As a result of this difference in basis, the Company will realize a tax benefit over time against future earnings. In accordance with The American Institute of Certified Public Accountants Statement of Position 90-7 ("SOP 90-7"), the Company is required to provide a provision in lieu of taxes notwithstanding the fact that there are no significant taxes payable and must record a corresponding reduction in the amount of Values in excess of amounts allocable to identifiable net assets ("goodwill"), until exhausted, then as a direct increase to Paid in capital. Results for the year ended November 30, 1995 reflect a provision in lieu of taxes for financial reporting purposes of $831,000, due to recording the above-mentioned non-cash charges, and which is primarily non-cash, and therefore does not impact the Company's cash position, tangible net worth or earnings before interest, taxes, depreciation and amortization ("EBITDA"). Goodwill was fully extinguished during the year ended November 30, 1994 and an increase of $719,000 was recorded to Paid in capital. The effective rate of the 1994 provision in lieu of taxes was reduced by approximately $700,000 as a result of a reduction in tax reserves due to the resolution of a certain tax issue. The net operating loss carryforwards and other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995.
     The distribution of the Company's stock has been shifting significantly since May 31, 1993. This activity accelerated in the last half of 1995 when the Company realized a greater than fifty percent (50%) change in its ownership since its Reorganization in 1993. The recognition of this event requires that the Company recalculate the amount of the annual net operating loss ("NOL") limitation. The preliminary estimate of the Company's ability to use the NOL to offset future income is approximately $1.7 million per year or approximately $22.0 million. While the change in ownership impacted the NOL, management believes that the wider distribution of stock represents a more positive and liquid ownership base for the Company's common equity.
     Net sales contracts of $108.7 million (496 homes) were recorded by the Company during the year ended November 30, 1995, representing decreases in the dollar value of contracts of 42% compared to $188.9 million (951 homes) in the same period in 1994. At November 30, 1995, the backlog of homes under contract totalled 166 homes having an aggregate dollar value of $36.0 million, reflecting decreases in the number of homes in backlog and in backlog value of 60% and 63%, respectively, over the levels at November 30, 1994 of 419 homes having an aggregate dollar value of $98.5 million. Prior year results benefited from a greater number of communities open for sale in the Florida division, operating two divisions in the Northeast, and an increasing interest rate environment which may have accelerated home purchase decisions in the first nine months of 1994. Due to market conditions, the number of new communities opened for sales during fiscal 1995 decreased forty-two percent (42%) to seven communities, six of which were in the Florida market. This resulted in fewer communities open for sales during 1995 and a reduction in the amount outstanding under the credit facility by $15.0 million to $45.0 million by November 30, 1995. The average price per home in backlog at November 30, 1995 decreased 8% to approximately $217,000 compared to $235,000 at November 30, 1994 primarily due to the backlog in the Florida division representing a higher proportion of the total backlog in 1995. The backlog in both years includes contracts containing financing and other contingencies customary in the industry, including contracts that are contingent on the purchaser selling their existing home. Due to changes in product offerings, the uncertainty of future market conditions and the general economic environment, the sales backlog, homes delivered, average selling prices and gross profit achieved in the current and prior periods may not be indicative of those to be realized in succeeding periods.
     Pursuant to management's continued focus on its core homebuilding business, the Company sold two of its commercial properties in 1995 for approximately $8.1 million in addition to the sale of one of its commercial properties in the fourth quarter of 1994 for $800,000. The 1995 sales resulted in an aggregate pre-tax gain of approximately $500,000 and provided approximately $850,000 of additional cash for operations after retirement of $6.9 million of mortgage debt.

  RESULTS OF OPERATIONS FOR THE YEAR ENDED NOVEMBER 30, 1994 AND THE SIX MONTH PERIODS ENDED NOVEMBER 30, 1993 AND MAY 31, 1993

     Economic and industry conditions including increased unemployment and declining real estate values caused the Company to file and consummate a "pre-packaged" plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Reorganization") in the second quarter of 1993. As a result of the Reorganization, the Company's financial statements were restated to reflect the estimated fair market value of individual assets in accordance with the SOP 90-7. A reorganization value of $21.0 million as of May 31, 1993 was established by the Company after consideration of a range of values furnished by the Company's independent advisors.
     Due to the adoption of fresh-start accounting and reporting in accordance with SOP 90-7, the Company's results of operations for periods ending on or prior to May 31, 1993 are not comparable to results experienced by the Company in subsequent periods particularly in the areas of interest expense, cost of revenues and gross profit. Accordingly, operating results for periods subsequent to May 31, 1993 are separated by a black line from periods ending on or prior to such date. The following discussion of the results of operations is presented on a comparative basis with reference to the impact of fresh-start accounting and reporting where appropriate.
     Revenues for the year ended November 30, 1994 were $168.7 million compared to revenues of $159.9 million for the year ended November 30, 1993. Deliveries of 899 homes resulted in housing revenues of $165.5 million for the year ended November 30, 1994. For the year ended November 30, 1993, the Company delivered 860 homes which generated $157.3 million of housing revenues. Revenues in 1994 increased five percent (5%) reflecting an increase in deliveries and average selling prices to $184,000 for the homes delivered during the year compared to $183,000 for the homes delivered in 1993. This increase in average revenue per home is consistent with the Company's plan to position itself in upscale market segments in the Northeast with enhanced margin potential and reduce its former concentration in entry level, multi-family products in part, because of unfavorable demographic trends and increasing regulatory costs. The five percent (5%) increase in home deliveries in fiscal 1994 is attributable to the improved land pipeline, a fifty-four percent (54%) increase of home deliveries in the Florida division and the opening of sixteen (16) new communities since the Reorganization in May 1993. The Company delivered substantially all of the remainder of the California division's homebuilding inventory (50 home deliveries) in fiscal 1994 compared to 116 homes delivered in 1993.
     The Company's gross profit margin on homes delivered was approximately seventeen percent (17%) during the year ended November 30, 1994 compared to nineteen percent (19%) in the six month period ended November 30, 1993. The Company had confronted increased competition in a housing market that showed further signs of slowing due, among other things, to increases in mortgage rates. In addition, gross profit margins were unfavorably impacted by construction labor and material cost increases, interest rate increases and the impact of the timing of certain start-up costs associated with opening a number of new communities for sales within a short time span. Gross profit margins were also impacted by the fact that the Company's land pipeline, which was severely depleted when it completed its Reorganization in May 1993, had been refilled in a transitional market environment that reflected upward price pressures on land that could not be entirely passed along to buyers in a rising interest rate environment. The Company's gross profit margin on homes delivered was approximately 10% for the six month period ended May 31, 1993. The increase in gross profit margin in the six months ending November 30, 1993 was primarily due to the adoption of fresh-start accounting and reporting as of May 31, 1993 which included the revaluation of inventory to estimated fair market value. In the six months ended May 31, 1993, the Company recorded non-cash charges to the provision for estimated net realizable value of approximately $3.4 million to reflect certain inventory and receivables at their estimated net realizable value. For the year ended November 30, 1994, $400,000 was recorded as a provision for estimated net realizable value. There were no such charges to the provision for estimated net realizable value for the six months ended November 30, 1993.
     Selling, general and administrative expenses decreased to $20.2 million (12% of revenues) for the year ended November 30, 1994, compared to $10.1 million (12% of revenues) and $20.9 million (13% of revenues) for the six and twelve month periods ended November 30, 1993. The decrease is principally due to lower insurance costs and a reduction of legal and professional fees.
     Gross interest cost was approximately $5.5 million for the year ended November 30, 1994, compared to $2.5 million and $7.2 million for the six and twelve month periods ended November 30, 1993, respectively. The decrease in gross interest cost for the year ended November 30, 1994 resulted from lower average loan balances (primarily due to the impact of the Reorganization) compared to the year ended November 30, 1993. The increase of $500,000 to $3.0 million for the six month period ended November 30, 1994 compared to the six month period ended November 30, 1993 is due to interest rate increases in the revolving credit agreement during 1994. Interest capitalized in the year ended November 30, 1994 was $4.0 million compared to $1.5 million and $2.6 million in the six and twelve month periods ended November 30, 1993. The increase of capitalized interest is primarily a result of higher inventory levels subject to capitalization and, to a lesser extent, higher interest rates.
     Equity in operations of joint ventures resulted in a loss of $9.4 million for the six month period ended May 31, 1993. These reflected non-cash write-offs primarily from Talcon investments in certain joint ventures which resulted from the illiquidity of such joint ventures and continued deterioration in the markets in which they operate. Talcon's results had no effect on the results of the Company for the year ended November 30, 1994 and the six months ended November 30, 1993.
     Reorganization charges for the six month period ended May 31, 1993 of $37.5 million reflects the successful consummation of the Reorganization and the corresponding fresh-start accounting and reporting which includes a $23.9 million inventory adjustment to fair market value, $11.4 million write-off of the values in excess of amounts allocable to identifiable net assets and $2.2 million of restructuring costs and other reserves incurred in the debt restructuring. No such additional charges were reflected in the year ended November 30, 1994 and the six months ended November 30, 1993.
     The Company recorded a charge against earnings of $800,000 in fiscal 1994 relating to a proposed offering of securities and related working capital facility. The proposed offering was terminated due to unfavorable conditions in the financial markets. Results for the year ended November 30, 1994 and the six month period ended November 30, 1993 reflected a provision in lieu of income taxes for financial reporting purposes of $2.4 million and $1.9 million, respectively. This provision was primarily non-cash and, therefore, did not impact the Company's cash position, tangible net worth or EBITDA.
     The Reorganization resulted in the discharge of approximately $83.4 million of principal and interest due the holders of 12-5/8% Subordinated and 16-5/8% Senior Subordinated Notes in exchange for stock, warrants to purchase common stock, cash and short-term notes. An extraordinary gain of $58.3 million resulted for the six month period ended May 31, 1993 since the value of debt discharged was greater than the consideration given in the exchange.
     During the year ended November 30, 1994, the Company recorded net sales contracts of $188.9 million (951 homes), representing increases in the dollar value of contracts of fifteen percent (15%) compared to $164.3 million (890 homes) in the same period in 1993. At November 30, 1994, the backlog of homes under contract totalled 419 homes having an aggregate dollar value of $98.5 million, a record level at a fiscal year end, reflecting increases in the number of homes in backlog and in backlog value of fourteen percent (14%) and thirty-one percent (31%), respectively, over the levels at November 30, 1993 of 367 homes having an aggregate dollar value of $75.0 million. The average price per home in backlog at November 30, 1993 increased fifteen percent (15%) to approximately $235,000 compared to $205,000 at November 30, 1993. Management attributes these favorable results to an improved land pipeline, the opening of sixteen (16) new communities from May 31, 1993 through November 30, 1994 and the Company's strategic plan, including emphasis on marketing and building higher priced single family detached homes in the Northeast.
     Pursuant to management's continued focus on its core homebuilding business, the Company sold one of its commercial properties in the fourth quarter of 1994 for approximately $800,000. Although this sale did not generate any significant profit or loss, it did result in a reduction of mortgages payable of approximately $750,000.

  Liquidity and  Capital Resources

     During the past several years, the Company has financed its operations primarily from internally generated funds from home sales and borrowings under its Amended Credit Agreement (the "Facility"), which became effective upon the consummation of the Reorganization. In February 1996, the Company amended its Facility to meet anticipated operating results through the remainder of the term of the Facility. In conjunction with the Company's decision to exit from the Chicago market, the amended Facility will permit borrowings of up to $55.0 million until November 1, 1996, when the commitment is reduced to $50.0 million, subject to borrowing base and other limitations. The amended Facility increased the interest rate charged to the Company to the lender's prime rate (8.75% at November 30, 1995) plus two percent (2%). The Company believes that funds generated by its operating activities, income tax payment reductions derived from NOL utilization and borrowing availability under the Facility will provide sufficient capital to support the Company's operations and near term plans through the term of the Facility; however, the Company will have to seek an extension of the Facility or arrange replacement financing prior to the expiration of the Facility on February 28, 1997. Recent market conditions have resulted in a strategy to conserve capital and reduce the amount outstanding under the Facility by $15.0 million to $45.0 million at November 30, 1995. As of November 30, 1995, approximately $3.5 million was available to be borrowed under the Facility.
     The February 1996 amendment to the Facility changed various restrictions and financial covenants with which the Company is required to comply, including covenants relating to cash basis interest coverage, EBITDA and tangible net worth and limits the amount which can be expended on land acquisition and land development. Purchase money financing from other sources is limited to $5.0 million under the Facility. Although these limitations will restrict the Company's ability to expand its business, the Company believes it will be able to comply with the amended financial covenants based on its business plan. There can be no assurance that, if market conditions deteriorate further, business plan levels will be met. For the year ended November 30, 1995, the Company's EBITDA was $8.6 million compared to $13.0 million in 1994. Certain subsidiaries of the Company are guarantors of the obligations under the Facility. The Lenders have a security interest in substantially all of the assets of the Company and its subsidiaries, subject only to certain permitted liens approved by the Lenders.
     The number of lenders under the Facility has recently decreased to four participants with Foothill Capital acquiring thirty-seven and one-half percent (37.5%) of the Facility from the Apollo Group and Fidelity Investments.
     Interest rate increases will continue to impact the Company's cost of capital and related interest costs. Increases in capitalized interest could reduce future gross profit levels assuming no relative increases in home selling prices. EBITDA, however, would not be adversely impacted.

  CASH FLOWS FROM OPERATING ACTIVITIES

     Inventories amounted to $64.2 million at November 30, 1995, compared to $88.8 million at November 30, 1994. The decrease of $24.6 million was primarily a result of home deliveries, offset to a lesser extent by land acquisitions totalling $10.5 million. Commercial properties were reduced by $7.2 million from the sale of two commercial buildings during the year. In addition, inventories decreased by $1.6 million at November 30, 1995 from non-cash writedowns to adjust primarily two properties to estimated net realizable value and the abandonment of nine properties under option resulting in a charge of $1.1 million during the second quarter of 1995. The net effect of reductions in residential and commercial inventories in 1995 was $27.9 million. Inventories amounted to $78.2 million at November 30, 1993, $73.4 million at May 31, 1993 and $110.3 million at November 30, 1992. The increase in inventory from November 30, 1993 to November 30, 1994 of $10.6 million was a result of land acquisitions of $25.8 million during the year which were offset by reductions in inventory levels through deliveries. Of the $25.8 million in land acquisitions, approximately $2.5 million was financed with purchase money mortgage debt. The increase in inventory from May 31, 1993 to November 30, 1993 of $4.8 million included: (i) the purchase of $16.6 million of additional land primarily in New Jersey, and (ii) the depletion of existing inventories of $11.8 million which includes the effects of the wind down of the California operations. The decrease in inventory from November 30, 1992 to May 31, 1993 was primarily due to $23.9 million in non-cash charges to adjust to estimated fair market value in accordance with SOP 90-7 and, to a lesser extent, certain non-cash writedowns to estimated net realizable value, partially offset with the acquisition of approximately $8.2 million of land.
     Receivables increased by approximately $1.1 million from November 30, 1994 to November 30, 1995, primarily due to the timing of home closings, offset to a lesser extent by reductions in cash collateral held for performance guarantees that were released in conjunction with the completion of communities during the year. The $900,000 increase in receivables in 1994 is attributable to the timing of home closings. Receivables decreased by approximately $7.3 million at November 30, 1993 compared to November 30, 1992 primarily due to the refund of cash collateral held for performance guarantees returned in exchange for $4.0 million in letters of credit, and the timing of home closings.
     The Company will continue to seek opportunities to obtain control of land for future communities at advantageous prices and terms. Funds generated by the Company's operations will be utilized for the acquisition of such properties.
In addition, borrowings from the Facility will be utilized for acquisitions as needed, and to the extent available. Also, options will be utilized to the extent possible to minimize risks, conserve cash and maximize the Company's land pipeline. The Facility requires approval of the Lenders for land acquisitions.
     A $3.7 million decrease in accounts payable from $7.0 million at November 30, 1994, to $3.3 million at November 30, 1995, was the result of a decreased level of homebuilding operations and communities under development. The decrease in accrued expenses and other liabilities of $1.8 million from $16.7 million at November 30, 1994, to $14.9 million at November 30, 1995, was primarily the result of a $1.1 million credit taken in the second quarter of 1995 from the reversal of a reserve provided during the delivery period of a community that closed out in early 1995. A $2.4 million increase in accounts payable from $4.5 million at November 30, 1993 to $7.0 million at November 30, 1994 was a result of an increased level of homebuilding operations and communities under development. The decrease in accrued expenses and other liabilities of $3.0 million from $19.7 million at November 30, 1993 to $16.7 million at November 30, 1994 was the result of payments made in conjunction with litigation settlements, the Talcon dissolution and the California wind down. In addition, a $700,000 reserve related to a certain tax issue was reversed.

  CASH FLOWS FROM INVESTING ACTIVITIES

     At November 30, 1995, 1994 and 1993, investments in joint ventures amounted to $850,000, which consists primarily of a partnership interest in a joint venture located in Maryland. The Company expects to realize this amount when the joint venture activities are completed in 1996.
     In 1995, Talcon, a limited partnership formed by the Company in 1987, paid the Company $890,000 in full satisfaction of its debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon and, as a result, the payment received in 1995 was classified in Other (income) expense.

  CASH FLOWS FROM FINANCING ACTIVITIES

     The aggregate principal amount of loans outstanding under the Facility was $45.0 million at November 30, 1995, $60.0 million at November 30, 1994, and $55.0 million at November 30, 1993. The $15.0 million decrease since November 30, 1994 occurred during the second half of 1995 in conjunction with the Company's recent strategy to reduce inventory levels, improve the Company's financial condition and due to a restrictive covenant in the Facility. This covenant requires the Company to reduce outstanding borrowings to the extent that the amount held in its collateral deposit account with the lenders' collateral agent exceeds $6.5 million. The amount outstanding had increased from November 30, 1993 to November 30, 1994 primarily due to land acquisitions.
     The Company utilizes mortgages payable, when available, to finance a portion of its acquisitions. Mortgages payable decreased to $1.2 million at November 30, 1995, from $9.4 million at November 30, 1994, as a result of the repayment of approximately $6.9 million of the proceeds from the sale of two of its commercial properties and payment under a purchase money mortgage of $1.3 million.

  Inflation

     The Company, as well as the homebuilding industry in general, may be adversely affected by inflation, which can cause increases in the price of land, raw materials and labor. Unless cost increases are recovered through higher sales prices, gross margins can decrease. Increases in interest rates result in higher construction and financing costs which can also adversely affect gross margins. In addition, increases in home mortgage interest rates make it more difficult for the Company's customers to qualify for mortgage loans, potentially reducing the demand for homes. Historically, the Company, in periods of high inflation, has generally been able to recover increases in land, construction, labor and interest expenses through increases in selling prices; however, the Company believes that its gross margins in 1994 and 1995 were adversely impacted by increased costs which could not be entirely passed through to buyers. See "Results of Operations."


Consolidated Balance Sheet
November 30, 1995 And 1994



                                                     1995            1994
Assets
 Cash and cash equivalents . . . . . . . . . .  $  5,161,000     $ 5,759,000
 Receivables . . . . . . . . . . . . . . . . .     8,964,000       7,823,000
 Inventories . . . . . . . . . . . . . . . . .    64,246,000      88,802,000
 Commercial land and buildings . . . . . . . .     9,439,000      16,597,000
 Investments in joint ventures . . . . . . . .       850,000         850,000
 Prepaid expenses and other assets . . . . . .     2,756,000       2,313,000
  Total assets . . . . . . . . . . . . . . . .  $ 91,416,000    $122,144,000

Liabilities and Shareholders' Equity
 Revolving credit agreement. . . . . . . . . .   $45,000,000    $ 60,000,000
 Mortgages payable . . . . . . . . . . . . . .     1,227,000       9,398,000
 Accounts payable. . . . . . . . . . . . . . .     3,270,000       6,968,000
 Accrued expenses and other liabilities. . . .    14,906,000      16,733,000
  Total liabilities. . . . . . . . . . . . . .    64,403,000      93,099,000

Commitments and contingent liabilities

Shareholders' Equity
 Common stock, $.01 par value, 53,700,000
  shares authorized; issued and outstanding
  26,371,000 in 1995 and 25,997,000 in 1994. .       264,000         260,000
 Paid in capital . . . . . . . . . . . . . . .    22,822,000      21,720,000
 Retained earnings . . . . . . . . . . . . . .     3,927,000       7,065,000
  Total shareholders' equity . . . . . . . . .    27,013,000      29,045,000

  Total liabilities and shareholders' equity .  $ 91,416,000    $122,144,000

           See accompanying notes to consolidated financial statements.


[CAPTION]
Consolidated Statement Of Income

                                                                            Six Month        Six Month
                                                                           Period Ended     Period Ended
                                            Years Ended November 30,       November 30,        May 31,
                                                1995            1994            1993            1993
Revenues. . . . . . . . . . . . . . . .   $ 180,843,000   $ 168,723,000   $  83,351,000   $ 76,555,000
Equity in operations
 of joint ventures. . . . . . . . . . .              --              --              --     (9,422,000)
                                            180,843,000     168,723,000      83,351,000     67,133,000
Costs and expenses
  Cost of revenues. . . . . . . . . . .     159,690,000     139,339,000      67,473,000     68,304,000
  Selling, general and administrative .      18,845,000      20,183,000      10,100,000     10,785,000
  Provision for estimated
   net realizable value . . . . . . . .       1,593,000         400,000              --      3,384,000
  Restructuring charges . . . . . . . .       1,940,000              --              --             --
  Amortization of values in excess of
   amounts allocable to identifiable
   net assets . . . . . . . . . . . . .              --         206,000         218,000        253,000
                                            182,068,000     160,128,000      77,791,000     82,726,000

Income (loss) from operations . . . . .      (1,225,000)      8,595,000       5,560,000    (15,593,000)

Other charges (credits)
  Interest expense, net . . . . . . . .       1,847,000       1,235,000         879,000       3,338,000
  Other (income) expense. . . . . . . .        (765,000)             --         (75,000)         70,000
  Reorganization charges. . . . . . . .              --              --              --      37,493,000
  Write-off of financing costs. . . . .              --         800,000              --              --
Income (loss) before income taxes
  and extraordinary gain. . . . . . . .      (2,307,000)      6,560,000       4,756,000    (56,494,000)
Provision in lieu of income taxes . . .         831,000       2,367,000       1,884,000          --
Income (loss) before
  extraordinary gain. . . . . . . . . .      (3,138,000)      4,193,000       2,872,000    (56,494,000)

Extraordinary gain. . . . . . . . . . .              --              --              --     58,311,000
Net income (loss) . . . . . . . . . . .   $  (3,138,000)  $   4,193,000   $   2,872,000   $  1,817,000

Income (loss) per share
 Income (loss) before
  extraordinary gain. . . . . . . . . .   $        (.12)  $         .16   $         .11   $      (1.67)
 Extraordinary gain . . . . . . . . . .              --              --              --           1.72
  Net income (loss) . . . . . . . . . .   $        (.12)  $         .16   $         .11   $        .05

           See accompanying notes to consolidated financial statements.
[CAPTION]
Consolidated Statement Of Cash Flows

                                                                           Six Month        Six Month
                                                                           Period Ended     Period Ended
                                            Years Ended November 30,       November 30,      May 31,
                                                1995           1994            1993            1993
Cash Flows from Operating Activities
 Net (loss) income. . . . . . . . . . .   $  (3,138,000)  $   4,193,000   $   2,872,000   $  1,817,000
 Adjustments to reconcile net (loss)
  income to net cash provided (used)
  by operating activities
   Restructuring  charges . . . . . . .       1,940,000              --              --              --
   Depreciation and amortization. . . .       1,741,000       1,877,000       1,151,000      1,327,000
   Provision for estimated net
    realizable value. . . . . . . . . .       1,593,000         400,000              --      3,384,000
   Option abandonments. . . . . . . . .       1,050,000              --              --              --
   Provision in lieu of income taxes. .         831,000       2,928,000       1,649,000              --
   Issuance of stock under 401(k) Plan.         213,000         198,000              --              --
   Reserve reversal . . . . . . . . . .      (1,113,000)             --              --              --
   Extraordinary gain . . . . . . . . .              --              --              --    (58,311,000)
   Equity in operations of
    joint ventures. . . . . . . . . . .              --              --              --      9,422,000
   Reorganization charges . . . . . . .              --              --              --     35,765,000
   (Increase) decrease in receivables .      (1,141,000)     (1,460,000)      6,744,000        146,000
   Decrease (increase) in inventories .      26,897,000     (11,345,000)     (5,530,000)    11,318,000
   (Decrease) increase in accounts
    payable, accrued expenses and other
    liabilities . . . . . . . . . . . .      (5,508,000)     (1,138,000)     (1,834,000)     1,945,000
   (Increase) decrease in prepaid
    expenses and other assets . . . . .        (792,000)        633,000         616,000     11,281,000
                                             22,573,000      (3,714,000)      5,668,000     18,094,000
Cash Flows from Financing Activities
  Repayment under revolving credit
   agreement. . . . . . . . . . . . . .     (19,500,000)     (9,500,000)    (13,479,000)    (8,473,000)
  Proceeds under revolving credit
   agreement. . . . . . . . . . . . . .       4,500,000      14,500,000       7,500,000              --
  Repayment of mortgages payable. . . .      (8,171,000)       (882,000)       (471,000)    (2,571,000)
  Repurchase of Senior Subordinated
   Notes. . . . . . . . . . . . . . . .              --              --      (1,000,000)    (5,000,000)
                                            (23,171,000)      4,118,000      (7,450,000)   (16,044,000)
Net (decrease) increase in cash and
  cash equivalents. . . . . . . . . . .        (598,000)        404,000      (1,782,000)     2,050,000
Cash and cash equivalents at
  beginning of period . . . . . . . . .       5,759,000       5,355,000       7,137,000      5,087,000
Cash and cash equivalents at end
  of period . . . . . . . . . . . . . .   $   5,161,000   $   5,759,000  $    5,355,000   $  7,137,000

           See accompanying notes to consolidated financial statements.

[CAPTION]
Consolidated Statement Of Shareholders' Equity

                                                    Class B                                  Retained
                                      Common        Common      Preferred      Paid In       Earnings
                                      Stock         Stock         Stock        Capital       (Deficit)
Balance, November 30, 1992. . . .  $   321,000   $    76,000   $        --   $43,431,000  $(28,113,000)
Net income for the six month
 period ended May 31, 1993. . . .           --            --            --            --     1,817,000
Elimination of accumulated
 deficit in connection with the
 reorganization . . . . . . . . .          --             --            --            --    26,296,000
Retirement of stock in connection
 with the plan of reorganization.    (321,000)       (76,000)           --   (22,925,000)           --
Issuance of common and. . . . . .     234,000             --       260,000            --            --
Balance, May 31, 1993 . . . . . .     234,000             --       260,000    20,506,000            --
Net income for the six month
 period ended November 30, 1993 .          --             --            --            --     2,872,000
Amortization of deferred
 compensation related to stock
 option plan. . . . . . . . . . .          --             --            --        21,000            --
Balance, November 30, 1993. . . .     234,000             --       260,000    20,527,000     2,872,000
Net income. . . . . . . . . . . .          --             --            --            --     4,193,000
Conversion of preferred stock . .      26,000             --      (260,000)      234,000            --
Issuance of stock under
 401(k) Plan. . . . . . . . . . .          --             --            --       198,000            --
Tax adjustment. . . . . . . . . .          --             --            --       719,000            --
Amortization of deferred
 compensation related to stock
 option plan. . . . . . . . . . .          --             --            --        42,000            --
Balance, November 30, 1994. . . .     260,000             --            --    21,720,000     7,065,000
Net loss. . . . . . . . . . . . .          --             --            --            --    (3,138,000)
Issuance of stock under
 401(k) Plan. . . . . . . . . . .       4,000             --            --       209,000            --
Provision in lieu of income taxes          --             --            --       831,000            --
Amortization of deferred
 compensation related to stock
 option plan. . . . . . . .  . .           --             --            --        62,000            --
Balance, November 30, 1995. . .    $  264,000    $        --   $        --   $22,822,000   $ 3,927,000

           See accompanying notes to consolidated financial statements.


Notes To Consolidated Financial Statements


1. Summary Of Significant Accounting Policies

Principles of consolidation

     The consolidated financial statements include the accounts of Calton, Inc. and all of its wholly-owned and majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.
     The Company accounts for its investments in its 50% or less interests in corporate and unincorporated joint ventures by the equity method.
     The accompanying financial statements for the years ended November 30, 1995 and 1994 and the six months ended November 30, 1993 are separated by a black line from prior periods due to the adoption of fresh-start accounting and reporting to reflect the effects of the Reorganization as of May 31, 1993, and are not comparable to the amounts reflected for prior periods (see Note 11). Certain reclassifications have been made to prior years' financial statements in order to conform with the 1995 presentation.

Income recognition

     Revenue and cost of revenue on sales of homes are recognized when individual homes are completed, and title and other attributes of ownership have been transferred by means of a closing to the buyer. Revenue and cost of revenue on land sales are recognized when all conditions precedent to closing have been fulfilled, a specified minimum down payment has been received and there is reasonable assurance that resulting receivables will be collected.

Cash and cash equivalents

     Cash equivalents consist of short-term, highly liquid investments, with original maturities of three months or less, that are readily convertible into cash.

Inventories

     Inventories are stated at the lower of cost or estimated net realizable value for each property. As of November 30, 1995, certain inventories had been restated to reflect estimated net realizable value. Estimated net realizable value has been determined based upon the amount the Company expects to realize through sale or development based on management's present plans for each property. In a buildout of a community, certain assumptions are made concerning future sales prices and absorption of sales and closings in the community's life span. There is an inherent risk that those assumptions made may not occur. The estimated net realizable value of a property may exceed the value which could be obtained through the immediate sale of the property if development plans for such property support a higher cost recovery. Cost includes direct and allocated indirect costs. Land and land development costs generally include interest and property taxes incurred. Interest is capitalized using interest rates on specifically related debt and the Company's average borrowing rate. Inventoried costs are charged to cost of revenues based upon the estimated average cost within each community.

Commercial land and buildings

     Commercial land and buildings, stated at estimated fair market value, include certain assumptions in their ultimate disposition such as future cash flow, the ability of the Company to obtain certain zoning changes and regulatory or governmental approvals. There is an inherent risk that those assumptions made may not be realized.

Income taxes

     Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards No. 109 (see Note 8).

Prepaid expenses and other assets

     Prepaid expenses and other assets consist primarily of property and equipment, prepaid architect fees and prepaid insurance. Prepaid architect fees are amortized on a per unit basis as homes are delivered.

Risks and uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses for the periods reported. Actual results could differ from those estimates.
     The Company, as well as the homebuilding industry in general, is very sensitive to economic conditions. Inflation, interest rate fluctuations, available capital and consumer confidence impact the ability of the Company to market, sell and build homes.

Per share computations

     Per share computations are based upon the weighted average number of shares of common stock and preferred stock outstanding during each period presented (26,281,000 and 26,095,000 for the years ended November 30, 1995 and 1994, respectively, and 26,239,000 for the six months ended November 30, 1993. Prior to the Company's Reorganization in 1993, the weighted average number of shares of Common Stock and Class B Common Stock was 33,819,000 for the six months ended May 31, 1993).

2. Receivables

     Receivables consist of the following (amounts in thousands):

                                                           November 30,
                                                        1995          1994
Closing proceeds due . . . . . . . . . . . . .       $  4,946      $  2,830
Due from municipalities. . . . . . . . . . . .          2,573         3,192
Mortgages and notes receivable, net. . . . . .            557           524
Other. . . . . . . . . . . . . . . . . . . . .            888         1,277
                                                     $  8,964      $  7,823

3. Inventories

     The components of inventories are as follows (amounts in thousands):

                                                           November 30,
                                                        1995          1994
Land and land development costs. . . . . . . .       $ 37,144      $ 59,555
Direct and indirect construction costs . . . .         22,603        24,955
Land purchase options and cost of
 projects in planning. . . . . . . . . . . . .          4,499         4,292
                                                     $ 64,246      $ 88,802

     The total amount of interest costs capitalized was $5,016,000 for the year ended November 30, 1995, $4,005,000 for the year ended November 30, 1994, $1,467,000 for the six month period ended November 30, 1993 and $1,130,000 for the six month period ended May 31, 1993.
     In the year ended November 30, 1995, the Company recorded provisions of $1,593,000 to state inventory, consisting primarily of two properties, to estimated net realizable value. For the year ended November 30, 1994, $400,000 was recorded as a provision for estimated net realizable value. In the six month period ended May 31, 1993, the Company recorded provisions of $2,200,000 to state inventory at estimated net realizable value. These charges are reflected in the provision for estimated net realizable value. There were no charges recorded in the six month period ended November 30, 1993. During 1995, the Company acquired $10,511,000 of land. During 1994, the Company acquired $25,700,000 of land, $2,486,000 of which was financed with a purchase money mortgage.

4. Commercial land and buildings

     During the year ended November 30, 1995, the Company sold approximately $7,000,000 of its commercial building property and reduced related mortgage payables by $6,900,000, in accordance with management's plan to focus on its core business of residential homebuilding. As a result, Commercial land and buildings was reduced from $16,597,000 at November 30, 1994, to $9,439,000 at November 30, 1995.
     The sales were consummated in April 1995 and July 1995 for proceeds of $880,000 and $7,200,000, respectively. The sales resulted in pre-tax gains of approximately $80,000 and $425,000, respectively, and provided approximately $850,000 of cash for operations after the retirement of the mortgage debt.
     The remaining properties consists primarily of land located in Pennsylvania, New Jersey and Florida. These properties are available for sale as a result of management's focus on residential homebuilding.
     In the last month of 1994, the Company sold a commercial building for $800,000 in cash which reduced Commercial land and buildings by $770,000. The net proceeds of approximately $750,000 were used to reduce mortgages payable. The sale of this building did not result in a significant gain or loss.

5. Revolving Credit Agreement

     In February 1995, the Company entered into an agreement with its Lenders extending the term of the existing Amended Credit Agreement (the "Facility") from its maturity date of June 1, 1995 to February 28, 1997. In
February 1996, the Company amended its Facility to meet anticipated operating results through the remainder of the term of the Facility. In conjunction with the Company's decision to exit from the Chicago market, the amended Facility will permit borrowings of up to $55,000,000 until November 1, 1996, when the commitment is reduced to $50,000,000. The amended Facility increased the interest rate charged to the Company to the lender's prime rate (8.75% at November 30, 1995) plus two percent (2%). The Company believes that funds generated by its operating activities and borrowing availability under the Facility will provide sufficient capital to support the Company's operations through the term of the Facility; however, the Company believes that it will have to seek an extension of the Facility or arrange replacement financing prior to the expiration of the Facility on February 28, 1997.
     The February 1996 amendment to the Facility changed various covenants, the most restrictive of which prescribe levels of tangible net worth (as defined), EBITDA, and cash basis interest expense coverage and limits the acquisition of land and land development expenditures and the incurrence of other indebtedness. Although these limitations will restrict the Company's ability to expand its business, the Company believes it will be able to comply with the amended financial covenants based on its business plan. There can be no assurance that, if market conditions deteriorate further, business plan levels will be met.
     The Facility also limits the aggregate amount of cash and letters of credit which can be used to collateralize performance bonds to $5,000,000 of cash (approximately $2,600,000 and $3,200,000 was outstanding as of November 30, 1995 and November 30, 1994, respectively) and up to $10,000,000 of letters of credit ($1,500,000 and $3,000,000 were outstanding as of November 30, 1995 and November 30, 1994, respectively). At November 30, 1995, approximately $46,500,000, including $1,500,000 of letters of credit, was outstanding under the Facility. The Facility includes a borrowing base, based upon a percentage of the Company's eligible inventory, which restricted borrowings to $50,000,000 at November 30, 1995. The unused Facility commitment of $8,500,000 is available as of November 30, 1995 to the Company for investment in inventory that results in the corresponding growth of its borrowing base. As of November 30, 1995, approximately $3,500,000 was available to be borrowed under the borrowing base restriction. Substantially all of the Company's assets are pledged as
collateral under the Facility.     The number of lenders under the Facility has
recently decreased to four participants with Foothill Capital acquiring thirty-seven and one-half percent (37.5%) of the Facility from the Apollo Group and Fidelity Investments.
     Amounts borrowed under the Facility during the year ended November 30, 1995, bore interest at the lenders prime rate (8.75% at November 30, 1995) plus one and one-half percent (1-1/2%). The weighted average interest rates for the years ended November 30, 1995 and 1994 were 11.1% and 8.1%, respectively. The weighted average amounts borrowed for the corresponding years were $58,105,000 and $56,704,000, respectively.
     The total amount of interest paid, net of amounts capitalized, in the years ended November 30, 1995 and 1994 was $2,124,000 and $1,440,000,
respectively; $893,000 for the six months ended November 30, 1993; and $1,445,000 for the six months ended May 31, 1993.

6. Mortgages Payable

     Mortgages payable consist of the following (amounts in thousands):

                                                           November 30,
                                   Interest Rate        1995          1994
Mortgages payable, land (a). . . . Prime             $  1,227      $  2,486
Mortgages payable, other (b) . . . Prime + 1%              --         6,912
                                                     $  1,227      $  9,398

(a) Approximately $1,885,000 of inventories are pledged as collateral for a purchase money mortgage to a land seller at November 30, 1995 compared to $3,400,000 at November 30, 1994. During 1995, the purchase money mortgage was reduced by payments in exchange for mortgage releases. The remaining mortgage payable is due in 1996. The interest rate is prime (8.75% at November 30, 1995) but is not to exceed 10% and interest is paid semi-annually in March and September.
(b) Mortgages of $6,912,000 at November 30, 1994 were paid from the proceeds from the sale of the commercial properties in April and July 1995 (see Note 4).

     The weighted average interest rate for mortgages payable during the year ended November 30, 1995 was 9.9%.

7. Shareholders' Equity

     Pursuant to the Plan of Reorganization on May 28, 1993, the Company's Restated Certificate of Incorporation was amended to (i) eliminate the Company's Class B Stock, (ii) provide for 53,700,000 authorized shares of Common Stock (par value $.01 per share) and (iii) 2,600,000 shares of Redeemable Convertible Preferred Stock (par value $.10 per share). In 1994, the Amended and Restated Certificate of Incorporation was amended to also provide 10,000,000 shares of Class A Preferred Stock (par value $.10 per share) none of which is issued or outstanding.
     The Company adopted the Calton, Inc. 1993 Non-Qualified Stock Option Plan (the "Plan") which became effective upon the consummation of the Reorganization under which a total of 1,493,000 shares of Common Stock were reserved for issuance. Under the terms of the Plan, options may be granted at an exercise price designated by the Compensation Committee. The term of the option is for a maximum term of ten years. As of November 30, 1995, 1,270,000 options had been granted, none of which had been exercised and 1,046,000 were exercisable.
     During the second quarter of fiscal 1995, the Company's Board of Directors reviewed the outstanding options granted under the Company's Plan. The Board considered that the outstanding options were granted in more favorable economic periods. Therefore, in order to continue to provide an incentive to management, the Board adjusted the exercise price of all outstanding options held by employees to $.50 per share, the fair market value of the Company's Common Stock at the date of the Board action. The market value of the Company's stock at November 30, 1995 was $.4375.
     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation". Effective December 1, 1995, the Company will adopt the disclosure only alternative.

8. Income Taxes

     The following schedule reconciles the federal provision in lieu of income taxes computed at the statutory rate to the actual provision in lieu of income taxes (amounts in thousands):





                                                              Six       Six
                                                             Month      Month
                                                             Period    Period
                                            Years Ended      Ended      Ended
                                            November 30,    November   May 31,
                                          1995       1994   30, 1993    1993
Computed (benefit)/provision in lieu
 of income taxes at 34% . . . . . . . . $  (784)   $ 2,231   $ 1,617  $   618
Expenses for which deferred tax
 benefit cannot be
 currently recognized. . . . . . . . .    1,258        409        --   18,722
State and local tax provision/(benefit).    352        346       267   (3,737)
State tax reserves . . . . . . . . . . .     --       (695)       --       --
Nondeductible acquisition
 costs and expenses. . . . . . . . . .       --         --        --    4,223
Gain on extinguishment of debt . . . . .     --         --        --  (19,826)
Other, net . . . . . . . . . . . . . . .      5         76        --       --
Total provision in lieu
 of income taxes . . . . . . . . . . .  $   831    $ 2,367   $ 1,884  $    --

   The components of the provision in lieu of income taxes are as follows (amounts in thousands):

                                                              Six       Six
                                                             Month      Month
                                                             Period    Period
                                            Years Ended      Ended      Ended
                                            November 30,    November   May 31,
                                          1995       1994   30, 1993    1993
Federal
 Current . . . . . . . . . . . . . . .  $    --    $    --   $    --  $   --
 Deferred. . . . . . . . . . . . . . .       --         --        --      --
 Provision in lieu of income taxes . .      479      2,537     1,479      --
State
 Current . . . . . . . . . . . . . . .       79         24       235      --
 Deferred. . . . . . . . . . . . . . .       --         --        --      --
 Provision/(benefit) in lieu of
  income taxes. . . . . . . . . . . .       273       (194)      170      --
                                        $   831    $ 2,367   $ 1,884  $   --



     Fresh-start accounting and reporting requires the Company to report a provision in lieu of income taxes when the Company recognizes a pre-reorganization deferred tax asset. This requirement applies despite the fact that the Company's pre-reorganization net operating loss carryforward and other deferred tax assets would eliminate the related federal income tax payable. The current and future year tax benefit related to the pre-reorganization net deferred tax asset was recorded as a reduction of values in excess of amounts allocable to identifiable net assets until exhausted and then as a direct increase to paid in capital. The net deferred tax asset of $18,647,000 is primarily attributable to pre-reorganization deductible temporary differences.
     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at November 30, 1995 and 1994 are as follows (amounts in thousands):

                                       November 30, 1995     November 30, 1994
                                        Deferred Deferred   Deferred Deferred
                                           Tax      Tax        Tax      Tax
                                         Assets Liabilities  Assets Liabilities
Fresh-start inventory reserves . . . . .$ 1,114    $   --    $ 2,636  $    --
Income from joint ventures . . . . . . .    328       417      5,344    2,040
Inventory and other reserves . . . . . .  2,064        --      5,542       --
Preproduction interest . . . . . . . . .     --       536         --      536
Federal net operating losses . . . . . .  7,568        --     14,110       --
State net operating losses . . . . . . .  6,647        --      8,483       --
Condemnation . . . . . . . . . . . . . .     --        --         --      245
Depreciation . . . . . . . . . . . . . .    285        89        306        7
Deferred state taxes . . . . . . . . . .  1,691        --      3,938      957
Other. . . . . . . . . . . . . . . . . .    812       820      1,209      891
                                         20,509     1,862      41,568   4,676
Valuation allowance. . . . . . . . . . .(18,647)       --     (36,892)     --
Total deferred taxes . . . . . . . . . .$ 1,862   $ 1,862     $ 4,676 $ 4,676


     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. For federal and state tax purposes, a valuation allowance was provided on the deferred tax assets due to uncertainty of realization. Federal tax effects of deferred tax assets were recognized to the extent of existing available deferred tax credits.
     The federal net operating loss carryforward for tax purposes is approximately $22,000,000 at November 30, 1995 and $43,000,000 at November 30, 1994. The decrease is related to the reduction due to the Section 382 limitation and the utilization against taxable income attributable to Talcon L.P. A preliminary estimate of the Company's ability to use its deferred tax assets to offset future income is approximately $1,700,000 per year under
Section 382 of the Internal Revenue Code as a result of the recent change in control of the Company. These federal carryforwards will expire between 2007 and 2009. The Company received an income tax refund of $50,000 in 1995. No such amounts were received in 1994 and 1993.

9. Commitments and Contingent Liabilities

     (a) In July 1994, an action was filed against Calton Homes, Inc., the Township of Plainsboro, New Jersey and its planning board, certain real estate brokers and certain unnamed officers of Calton Homes, Inc., by approximately 60 purchasers in the Company's Princeton Manor development seeking compensatory and punitive damages arising out of an alleged failure to disclose that a portion of the property adjacent to the community could be developed by Plainsboro Township as a public works site. The Company is vigorously contesting this matter and, although there can be no assurances, does not believe that the case will have any material effect on the financial condition or results of operations of the Company. In addition, the Company believes that it is contractually entitled to indemnification from Plainsboro Township in the event that any liability should arise.
     (b) The Company is involved from time to time in other litigation in the ordinary course of business. Management presently believes that the resolution of any such matter should not have a material, adverse effect on the financial condition or results of operations of the Company.
     (c) The Company is obligated under operating leases for office space expiring between 1996 and 2000 with total annual rentals of approximately $313,000. Rental expense for the year ended November 30, 1995, November 30, 1994, and the six and twelve month periods ended November 30, 1993 amounted to $781,000, $715,000, $408,000 and $846,000, respectively.
     (d) The Company  has a qualified contributory retirement plan (401(k)
Plan) which covers all eligible full-time employees with a minimum of one year of service. Employees may contribute up to eighteen percent (18%) of their annual compensation with employer matching at the Company's discretion. The Company's contribution to the plan was $213,000 in 1995 and $198,000 in 1994. The Company's contribution to the plan was not significant in 1993. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1995 was 75% of participant contributions. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1996 will be 5% of participant contributions.
     (e) Commitments include the usual obligations of housing producers for the completion of contracts in the ordinary course of business.

10. Investments In Joint Ventures

     Investments in joint ventures at November 30, 1995 consist of a partnership interest in a joint venture located in Maryland.
     The Company previously wrote off its entire equity investment in Talcon L.P. and recorded a reserve for $1,000,000 of indebtedness owed to it by Talcon L.P. In connection with Talcon L.P.'s dissolution and liquidation, it paid the Company $890,000 in the 1995 in full satisfaction of its debt obligations. This payment was classified as non-operating Other (income) expense.
     Equity in operations of joint ventures was a loss of $9,422,000 for the six months ended May 31, 1993. No such amounts were recorded for the years ended November 30, 1995 and 1994 and the six month period ended November 30, 1993.

11. Reorganization

     Calton, Inc. and certain of its subsidiaries consummated a Plan of Reorganization on May 28, 1993 (the "Effective Date"). The Plan of Reorganization (the "Reorganization"), which was confirmed by the United States Bankruptcy Court on May 6, 1993, resulted in the discharge of approximately $61,542,000 of principal and $22,847,000 of interest due the holders of the 16-5/8% Senior and 12-5/8% Subordinated Notes of Calton, Inc. and certain of its subsidiaries in exchange for 21,709,000 shares of Common Stock, 2,600,000 Warrants to purchase Common Stock, 2,600,000 shares of Preferred Stock, $5,000,000 of cash and $1,000,000 of the short term new notes (retired on September 30, 1993) which were issued to the 16- 5/8% Noteholders. During the second quarter of fiscal 1994, 2,072,185 Warrants were exercised and, as required under the terms of the Reorganization, the Company used the proceeds to redeem 2,072,185 shares of Redeemable Convertible Preferred Stock at a redemption price of $1.53 per share. The remaining 527,815 shares of Redeemable Convertible Preferred Stock were automatically converted into Common Stock. The value of the cash, notes and securities issued was less than the debt discharged, thereby resulting in an extraordinary gain of $58,311,000.
     In accounting for the effects of the Reorganization, the Company implemented Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants in November 1990. SOP 90-7 requires an allocation of the reorganization value in conformity with the procedures specified by Accounting Principles Board Opinion No. 16, "Business Combinations" for transactions reported on the basis of the purchase method.
     The Company's reorganization value was determined to be $21,000,000 with the assistance of independent advisors. The reorganization value was based upon discounted projected cash flows for the reorganized Company over a five-year period. The projected cash flows included assumptions as to anticipated sales and margins, marketing plans and operating expense levels. A discount rate of 16% was used, which reflected the weighted average cost of capital, the uncertainty of the cash flows, the general inherent risk of the housing industry and general business conditions. In this regard, the Company incurred $23,917,000 in charges to adjust its inventories and commercial land and buildings to estimated fair market value. Such estimates and assumptions were inherently subject to significant economic and competitive uncertainties beyond the control of the Company, including, but not limited to, those with respect to the future courses of the Company's business activity. Accordingly, there will usually be differences between projections and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.
     As a result of the determination of the amount of reorganization value and the fair market value of assets and liabilities (other than intangibles), a $11,360,000 write-off of Values in excess of amounts allocable to identifiable net assets ("goodwill") was recorded and a $5,000,000 balance resulted. The resulting goodwill was amortized and was reduced by the realization of deferred tax assets through the recognition of the provision in lieu of income taxes. As a result of these two factors, the amount of goodwill was reduced to zero as of November 30, 1994.

12. Quarterly Financial Results

     Quarterly financial results for the years ended November 30, 1995 and 1994 are as follows (amounts in thousands, except per share amounts):

                                            Three Months Ended
                             February 28,  May 31,   August 31,  November 30,
                                 1995        1995        1995        1995
Revenues . . . . . . . . . .   $38,215     $38,836     $60,362     $43,430
Gross profit . . . . . . . .     4,411       4,403(b)    7,418       4,921
Net income (loss). . . . . .      (375)(a)    (316)      1,008      (3,455)(c)
Net income (loss) per share.      (.01)       (.01)        .04        (.13)

                                            Three Months Ended
                             February 28,  May 31,   August 31,  November 30,
                                 1994        1994        1994        1994
Revenues . . . . . . . . . .   $28,994     $36,252     $47,129     $56,348
Gross profit . . . . . . . .     5,558       6,441       8,280       9,105
Net income . . . . . . . . .       746         705       1,355       1,387(d)
Net income per share . . . .       .03         .03         .05         .05


     (a)Includes a $200,000 charge for costs primarily associated with the consolidation of the New Jersey-North and New Jersey-South divisions.

     (b)Includes a $1.1 million charge resulting from abandoning nine properties under option and a credit of $1.1 million realized from the reversal of a reserve previously provided on a completed community.

     (c)Includes $1.6 million writedown of inventories to estimated net realizable value, $1.1 million of restructuring charges related to the wind down of the Chicago division and $640,000 in executive severance, partially offset by the $820,000 collection of a note previously reserved.

     (d)Includes costs of $800,000 relating to the proposed unit offering and related working capital facility and a tax benefit of approximately $700,000 related to the resolution of a certain tax issue.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders of Calton, Inc.

  We have audited the accompanying consolidated balance sheet of Calton, Inc. and Subsidiaries as of November 30, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended November 30, 1995 and 1994 and the six month periods ended November 30, 1993 and May 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.
  On May 28, 1993, Calton, Inc. reorganized and emerged from bankruptcy.
As discussed in Note 11 to the consolidated financial statements, the financial statements at May 31, 1993 reflect the estimated fair market value of assets in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7. The consolidated financial statements for the years ended November 30, 1995 and 1994 and the six month period ended November 30, 1993 referred to above are presented on the new basis, and accordingly, are not comparable to May 31, 1993 and prior.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calton, Inc. and Subsidiaries as of November 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for the years ended November 30, 1995 and 1994 and the six month periods ended November 30, 1993 and May 31, 1993 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND LLP
/s/ Coopers & Lybrand
Princeton, New Jersey
January 12, 1996

CALTON, INC. COMMON STOCK

Calton, Inc. common stock is traded on the American Stock exchange ("AMEX") under the symbol CN. The following reflects the high and low sales prices of the common stock during fiscal 1995 and 1994.


            Fiscal 1995                 High           Low
            1st Quarter                 1-1/8          5/8
            2nd Quarter                 11/16          3/8
            3rd Quarter                  1/2           3/8
            4th Quarter                  9/16          5/16

            Fiscal 1994
            1st Quarter                 2-5/16         1-1/2
            2nd Quarter                 2-11/16        1-1/2
            3rd Quarter                 1-11/16        1-3/8
            4th Quarter                 1-13/16        7/8

At February 1, 1996, there were approximately 663 holders of the Company's common stock. On that date, the last sale price for the common stock as reported by AMEX was $3/8.