Form 10-K/A, Exhibit 13
period 1996-11-30
CALTON INC
filed 1997-04-11
CIK 717216

Financial Highlights
(in thousands, except per share amounts)


                                                   Six       Six
                                                  Months    Months     Year
                                                  Ended     Ended     Ended
Selected            Years Ended November 30,      Nov. 30,  May 31,   Nov. 30,
Operating Data        1996      1995      1994      1993      1993      1992
------------------- --------  --------  --------  --------  --------  --------
Revenues            $122,435  $180,843  $168,723   $83,351   $76,555  $135,421
Gross profit          16,790    19,560    28,984    15,878     4,867     5,460
Income (loss)
 from operations       1,837    (1,225)    8,595     5,560   (15,593)  (25,630)
Income (loss)
 before income
 taxes and extra-
 ordinary gain         1,031    (2,307)    6,560     4,756   (56,494)  (38,611)
Income (loss)
 before extra-
 ordinary gain           453    (3,138)    4,193     2,872   (56,494)  (38,611)
Net income (loss)        453    (3,138)    4,193     2,872     1,817   (38,611)
Income (loss) per
 share before
 extraordinary gain      .02      (.12)      .16       .11     (1.67)    (1.14)
Net income (loss)
 per share               .02      (.12)      .16       .11       .05     (1.14)

                                                               At        At
Selected Balance                At November 30,              May 31,  Nov. 30,
Sheet Data            1996      1995      1994      1993      1993      1992
------------------- --------  --------  --------  --------  --------  --------
Total assets         $88,757   $91,416  $122,144  $110,930  $117,462  $187,909
Total debt            43,945    46,227    69,398    62,792    70,242   141,828
Shareholders'
 equity (deficit)     28,086    27,013    29,045    23,893    21,000      (452)


The selected operating data for the years ended November 30, 1996, 1995 and 1994 and the six months ended November 30, 1993 and selected balance sheet data at and subsequent to May 31, 1993 are separated by a black line since, due to the adoption of fresh-start accounting and reporting to reflect the effects of the Reorganization as of May 31, 1993, these amounts are not comparable to the amounts reflected for prior periods.

                             -1-

Management's Discussion And Analysis Of Financial Condition
And Results Of Operations


RESULTS OF OPERATIONS
=====================

RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1996 AND 1995
--------------------------------------------------------------------

Revenues for the year ended November 30, 1996 were $122.4 million compared to revenues of $180.8 million for the year ended November 30, 1995. Deliveries of 549 homes resulted in housing revenues of $110.3 million for the year ended November 30, 1996. For the year ended November 30, 1995, the Company delivered 749 homes which generated $171.3 million of housing revenues. Housing revenues decreased for the year ended November 30, 1996 by $61.0 million or thirty-six percent (36%) compared to the year ended November 30, 1995 reflecting a decrease in deliveries and average selling prices realized on the deliveries to $201,000 in 1996 from $229,000 in 1995. Housing revenues decreased primarily due to a fifty percent (50%) decrease in homes delivered by the Company's Northeast division. The Northeast division deliveries were adversely impacted by a significantly lower level of backlog entering 1996 compared to 1995, the close out of seven communities during the year, and the opening and timing of fewer replacement communities as a result of conserving cash, repositioning the Northeast to one division and refocusing on the division's target markets. These results were partially offset by a sixty-five percent (65%) and forty-two percent (42%) increase in 1996 in the Florida division housing revenues and home deliveries, respectively, compared to the prior year. The Florida division benefited in 1996 from higher sales activity due to more communities open for sale including five new communities opened during the first half of 1996 which contributed to the improved delivery levels realized in the fourth quarter of 1996. The decrease in the average sales price is attributable to the greater proportion of the Company's homes delivered in 1996 coming from the Florida division, where average selling prices are typically lower than in the communities served in the Northeast. Revenues include the sales of land, options, and commercial land and buildings of $12.0 million for the period ended November 30, 1996 compared to $8.5 million for 1995.

The Company's gross profit margin on homes delivered was approximately thirteen percent (13%) during the year ended November 30, 1996, compared to a gross profit on homes, excluding the $1.6 million provision for net realizable value, of twelve percent (12%) in the year ended November 30, 1995. The gross profit margin on homes delivered in 1996 was favorably impacted by the increased deliveries and related gross profit from the Company's Florida division. The Company's gross profit margin from the Northeast division also improved from the prior year due to deliveries from new communities reflecting the division's current strategy to focus on the second and third time move-up buyer and its marketing strategy to emphasize quality, features and value. However, the overall gross profit margin for the year reflects intensive competition and sales incentives to homebuyers. Housing gross profit declined by $5.8 million for the year ended November 30, 1996, due to the decreased deliveries in the Northeast which was partially offset by the Florida division increases in deliveries and related gross profit. Included in the Company's gross profit is the profit from the sales of land and commercial land and buildings for the years ended 1996 and 1995 of $2.3 million and $500,000, respectively. The Company has continued to sell its commercial land and buildings and certain inventory in markets where its land position is in excess of estimated demand levels over two years.

During the year ended November 30, 1996, the Company resolved certain issues relating to sales tax, litigation and construction obligations and, therefore, reversed approximately $440,000 in accrued liabilities. These reductions are reflected in Cost of revenues.

During the second quarter of fiscal 1995, as a result of the consolidation of the New Jersey-North and New Jersey-South divisions and economic and market conditions including a decreased sales pace, the Company decided not to incur further preacquisition costs on nine properties controlled under option. These actions resulted in a pre-tax charge of approximately $1.1 million that is reflected in Cost of revenues. Also included in Cost of revenues is a $1.1 million pre-tax credit realized from the reversal of a reserve previously provided on a community completed in 1995. This reserve related to a $1.1 million payable that the Company, in finalizing the accounting for this community in the second quarter of 1995, determined, based upon further review and advice of counsel, had been discharged by reason of the creditor's failure to take certain actions in connection with the Company's bankruptcy reorganization.

In the year ended November 30, 1995, the Company recorded non-cash charges to the Provision for estimated net realizable value of $1.6 million to reflect certain inventory, primarily two properties, at their estimated net realizable value. This determination was based upon decreased sales absorption levels in the Northeast which continued into the fourth quarter of 1995 and the reevaluation of the ultimate use of a parcel in Florida. Estimated net realizable value has been determined based upon the amount the Company expects to realize through sale or development based on management's plans for each property. The estimation process involved in the determination of estimated net realizable value is inherently subjective since it requires estimates as to future events and conditions. The estimated net realizable value of a property may exceed the value which could be obtained through the immediate sale of the property if development plans for such property support a higher cost recovery. For 1996, there were no provisions recorded for estimated net realizable value.

Selling, general and administrative expenses decreased to $15.0 million (12% of revenues) for the year ended November 30, 1996, compared to $18.9 million (10% of revenues) for the year ended November 30, 1995, reflecting a $3.9 million decrease. The decrease is principally due to a reduction in selling costs resulting from lower levels of home deliveries and fewer communities open for sales and deliveries in 1996, lower advertising and employee costs due to the winddown of the Chicago operations, the consolidation of the Northeast division and the continued efforts of management to reduce fixed costs. The increase in selling, general and administrative expenses as a percentage of revenues is principally due to lower delivery levels and related revenues for 1996.

In November 1995, the Company decided to wind down the Chicago division due to unfavorable results and prospects. As a result, a primarily non-cash
$1.1 million charge was recorded in the fourth quarter of 1995 and is included in Restructuring charges. Also included in Restructuring charges in 1995 is $840,000 in severance benefits, $200,000 of which resulted from the March 1995 rightsizing, primarily from the consolidation of the New Jersey-North and New Jersey-South divisions, that resulted in the reduction of approximately twenty percent (20%) of the Company's workforce; and $640,000 that resulted from a severance arrangement entered into with the Company's former President in November 1995, which required the Company to make a lump sum payment and pay the remaining premium on a whole life insurance policy in January 1996.

During 1996, the Company substantially completed the winddown of the Chicago division by the build out and sale of certain lots and bulk sale of the remaining finished lots. As of November 30, 1996, four homes remain to be sold and delivered which the Company believes will be completed in the first half of 1997.

Gross interest cost was approximately $5.5 million for the year ended
November 30, 1996, compared to $7.1 million for the year ended November 30, 1995, respectively. The decrease in gross interest cost for the year ended November 30, 1996 resulted from substantially lower average loan balances throughout the year compared to the year ended November 30, 1995. The weighted average debt outstanding under the Company's Revolving Credit Facility was $45.4 million for the year ended November 30, 1996 compared to $58.1 million for the prior year. Interest capitalized in the year ended November 30, 1996 was $4.1 million compared to $5.0 million in the year ended November 30, 1995. The decrease in capitalized interest is primarily a result of lower inventory levels. The capitalized amounts will reduce future gross profit levels assuming no relative increases in selling prices.

Included in Other income (expense) for the year ended November 30, 1996 is $460,000 that represents payments received during the year on a note previously reserved. During 1995, the Company received $890,000 that represents payments received primarily in the fourth quarter in connection with the dissolution and liquidation of Talcon, L.P. ("Talcon") in complete satisfaction of Talcon's debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon due to the uncertainty of collection that resulted from the fact that Talcon had commenced dissolution proceedings in 1994 and was in default with respect to approximately
$8.3 million of borrowings under a loan agreement with its bank lender.

The Company, primarily as a result of the adoption of fresh-start accounting and reporting in connection with its reorganization in 1993 (the
"Reorganization"), has a tax basis in its assets held as it exited its

Reorganization substantially in excess of the carrying value of these assets used for financial reporting purposes. As a result of this difference in basis, the Company will realize a tax benefit over time against future earnings. In accordance with The American Institute of Certified Public Accountants Statement of Position 90-7, the Company is required to provide a provision in lieu of taxes notwithstanding the fact that there are no significant taxes payable. Results for the year ended November 30, 1996 reflect a provision in lieu of taxes for financial reporting purposes of $578,000 which is primarily non-cash and, therefore, does not impact the Company's cash position, tangible net worth or earnings before interest, taxes, depreciation and amortization ("EBITDA"). In 1995, a provision in lieu of taxes was also recorded in the amount of $831,000. The net operating loss carryforwards and other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995. The Company's ability to use the annual net operating loss ("NOL") to offset future income is approximately $1.6 million per year or approximately $26.5 million.

Net sales contracts of $114.5 million (548 homes) were recorded by the Company during the year ended November 30, 1996, representing increases in the dollar value of contracts of five percent (5%) and contracts of ten percent (10%) compared to $108.7 million (496 homes) in the same period in 1995. At
November 30, 1996, the backlog of homes under contract totalled 165 homes having an aggregate dollar value of $40.2 million, compared to 166 homes at November 30, 1995 having an aggregate dollar value of $36.0 million representing an increase of twelve percent (12%) in backlog value. Current year net sales activity benefited from the opening of seven new communities in the Florida division contributing to a fifty-six percent (56%) and sixty-nine percent (69%) increase in net home sales and dollars, respectively, compared to 1995. At November 30, 1996, the Florida division represented approximately fifty percent (50%) and thirty-two percent (32%) of total backlog homes and backlog value, respectively, compared to thirty-one percent (31%) and twenty-two percent (22%) of total backlog homes and backlog value, respectively, at November 30, 1995. Partially offsetting these increases is the reduction in Northeast division net sales during 1996 from 1995 attributable to the winddown of seven communities during the year, the opening of fewer replacement communities and the timing of such openings. As of November 30, 1996, eight active communities were open for sales in the Northeast division compared to eleven at November 30, 1995. The average price per home in backlog at November 30, 1996 increased by twelve percent (12%) to approximately $244,000 from $217,000, which is primarily attributable to higher-priced homes in the Northeast division resulting from net sales associated with the division's four new communities opened in the fourth quarter of 1995 and during 1996 which reflects the division's focus on the second and third time move-up buyer and its marketing strategy to emphasize quality, features and value. The backlog in both years includes contracts containing financing and other contingencies customary in the industry, including contracts that are contingent on the purchaser selling their existing home. Due to changes in product offerings, the uncertainty of future market conditions and the general economic environment, the sales backlog, homes delivered, average selling prices and gross profit achieved in the current and prior periods may not be indicative of those to be realized in succeeding periods.

The Company has begun its entry into the active adult housing market in Ocean County, New Jersey, in a community that will be marketed under the name Renaissance. The Company has the contractual right to purchase up to 2,000 finished lots on a rolling option basis, with the land seller funding the construction of the amenities that will be offered in this 600 acre community. The Company expects Renaissance, which will be a major part of the Northeast division's new focus on both the active adult community and move-up buyer markets, to be a significant contributor to the division's future results.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The provisions of this statement are effective for fiscal years beginning after December 15, 1995. If the Company adopted this statement currently, it would not have a material effect on the Company's financial position, results of operations or cash flows.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." The provisions of this statement are effective for fiscal years beginning after December 15, 1995. The Company intends to implement the disclosure-only provision of this statement. Accordingly, if the Company adopted this statement currently, it would not have a material effect on the Company's financial position, results of operations or cash flows.


RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1995 AND 1994
--------------------------------------------------------------------

Revenues for the year ended November 30, 1995 were $180.8 million compared to revenues of $168.7 million for the year ended November 30, 1994. Deliveries of 749 homes resulted in housing revenues of $171.3 million for the year ended November 30, 1995. For the year ended November 30, 1994, the Company delivered 899 homes which generated $165.5 million of housing revenues. Housing revenues in 1995 increased four percent (4%) reflecting an increase in average selling prices to $229,000 for the homes delivered during the year compared to $184,000 for the homes delivered in 1994. This increase in average revenue per home is consistent with the Company's plan to position itself in middle and upscale market segments in the Northeast and Orlando, Florida markets with enhanced margin potential and reduce its former concentration in entry level, multi-family products because of unfavorable demographic trends and increasing regulatory costs. Deliveries in the Northeast division comprised seventy percent (70%) of the Company's total deliveries in fiscal 1995 where average selling prices increased to $265,000 from $226,000 in 1994. Deliveries in the Orlando division comprised twenty-four percent (24%) of total deliveries in fiscal 1995, where average selling prices increased to $125,000 in 1995 from $109,000 in 1994. The seventeen percent (17%) decrease in home deliveries in fiscal 1995 is primarily attributable to a thirty-nine percent (39%) decrease of home deliveries in the Orlando, Florida division primarily due to the timing of new community openings.

The Company's gross profit margin on homes delivered excluding the provision for net realizable value of $1.6 million was approximately twelve percent (12%) during the year ended November 30, 1995, compared to seventeen percent (17%) in the year ended November 30, 1994. The gross profit margin on homes delivered in 1995 was impacted by increased competition in a difficult market while the homes delivered in 1994 reflected the revaluation of the Company's inventory as a result of the application of fresh-start accounting and reporting in connection with the Company's 1993 Plan of Reorganization. In addition, gross profit margins have been, and will continue to be, unfavorably impacted by increased carrying costs resulting from lower absorption rates. Gross profit margins have also been impacted by the fact that the Company's land pipeline, which was severely depleted when it completed its Reorganization in May 1993, had been refilled in a transitional market environment that reflected upward price pressures on land that could not be entirely passed along to buyers. Pursuant to management's continued focus on its core homebuilding business, the Company sold two of its commercial properties in 1995 for approximately
$8.1 million in addition to the sale of one of its commercial properties in the fourth quarter of 1994 for $800,000. The 1995 sales resulted in an aggregate pre-tax gain of approximately $500,000 and provided approximately $850,000 of additional cash for operations after retirement of $6.9 million of mortgage debt.

Selling, general and administrative expenses decreased to $18.9 million (10% of revenues) for the year ended November 30, 1995, compared to $20.4 million (12% of revenues) for the year ended November 30, 1994. The decrease is principally due to lower employee costs resulting from reductions in employee levels and consolidation of operations in the Northeast completed early in the second quarter of 1995.

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

Included in Other income (expense) in 1995 is $890,000 which represents payments received primarily in the fourth quarter in connection with the dissolution and liquidation of Talcon, in complete satisfaction of Talcon's debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon due to the uncertainty of collection that resulted from the fact that Talcon had commenced dissolution proceedings in 1994 and was in default with respect to approximately
$8.3 million of borrowings under a loan agreement with its bank lender.

The Company recorded a charge against earnings of $800,000 in fiscal 1994 relating to a proposed offering of securities and related working capital facility. The proposed offering was terminated due to unfavorable conditions in the financial markets.

Results for the year ended November 30, 1995 reflect a provision in lieu of taxes for financial reporting purposes of $831,000 compared to $2.4 million in 1994, which is primarily non-cash, and, therefore, does not impact the Company's cash position, tangible net worth or EBITDA. Goodwill was fully extinguished during the year ended November 30, 1994 and an increase of $719,000 was recorded to Paid in capital. The effective rate of the 1994 provision in lieu of taxes was reduced by approximately $700,000 as a result of a reduction in tax reserves that was appropriate when the Company obtained clearance on a state tax position with the New Jersey Division of Taxation. The net operating loss carryforwards and other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995.

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


LIQUIDITY AND CAPITAL RESOURCES
===============================

During the past several years, the Company has financed its operations primarily from internally generated funds from home deliveries, land sales and sales of commercial land and buildings. In April 1997, the Company and its lenders amended the Company's revolving credit facility (the "Facility") to extend the term of the Facility through February 28, 1998 and, if certain conditions are satisfied, August 31, 1998. The amended Facility (the "Amended Facility") reduced the loan commitment level to $46.0 million initially and requires amortization of $3.0 million by July 15, 1997, another $3.0 million by August 31, 1997 and a further reduction of $10.0 million by November 30, 1997. In addition, the Amended Facility increased the interest rate charged to the Company to the lender's prime rate (8.25% at November 30, 1996) plus two and one-half percent (2.5%). The Company is required to pay the lenders, in five (5) installments, a commitment fee, which the Company will amortize over the extension period ending February 28, 1998, equal to three percent (3%) of the lenders' initial commitment level under the Amended Facility. The Amended Facility provides the Company an option to extend the term to August 31, 1998 if outstanding borrowings and the commitment level are reduced to $20.0 million or less by February 28, 1998. In such event, the interest rate charged to the Company will be reduced to prime plus two percent (2%).

The Amended Facility changed various restrictions and financial covenants with which the Company is required to comply, including covenants relating to cash basis interest coverage, EBITDA and tangible net worth, and continues to impose limits on the amount which can be expended on land acquisition and land development. For the year ended November 30, 1996, the Company's EBITDA was $7.3 million compared to $8.6 million in 1995. Purchase money financing from other sources continues to be limited to $5.0 million under the Amended Facility. Certain subsidiaries of the Company are guarantors of the obligations under the Amended Facility. The lenders have a security interest in substantially all of the assets of the Company and its subsidiaries, subject only to certain permitted liens approved by the lenders. The Amended Facility prohibits the payment of dividends by the Company.

Although the Amended Facility will restrict the Company's ability to expand its business, the Company believes, based upon its business plan, that it will be able to comply with the financial covenants and other terms contained in the Amended Facility; however, there can be no assurance that if market or other conditions deteriorate, that the Company will meet the covenant levels.

The Company is pursuing and will continue to pursue long-term financing to replace the Amended Facility. Pending such replacement, the Company believes that funds generated by operating activities, income tax payment reductions derived from NOL utilization, the sale of certain assets during fiscal 1997 and borrowing availability under the Amended Facility will provide sufficient capital to support the Company's operations through the term of the Amended Facility. If a more favorable long-term credit facility is not obtained, the rate at which the Company can open new communities may be adversely affected and the Company would be required to effect sales of substantial assets in order to obtain an extension of the Amended Facility beyond February 28, 1998.

Interest rate increases will continue to impact the Company's cost of capital and related interest costs. Increases in capitalized interest could reduce future gross profit levels assuming no relative increases in home selling prices. EBITDA, however, would not be adversely impacted.

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------

Inventories amounted to $65.5 million at November 30, 1996 compared to $64.2 million at November 30, 1995. The increase of $1.3 million was primarily the result of $23.3 million of land acquisitions, of which approximately
$4.7 million was financed by purchase money mortgages and $2.2 million of inventory accruals, partially offset by a $22.0 million reduction due to home deliveries and land sales. Commercial properties were reduced by $1.9 million from the sale of commercial land and buildings in 1996. Inventories decreased $24.6 million in 1995 primarily due to home deliveries offset to a lesser extent by land acquisitions totaling $10.5 million. Commercial properties were also reduced by $7.2 million in 1995 as a result of the sale of two commercial buildings. The increase in inventory from November 30, 1993 to November 30, 1994 of $10.6 million was a result of land acquisitions of $25.8 million during the year which were offset by reductions in inventory levels through deliveries. Of the $25.8 million in land acquisitions, approximately
$2.5 million was financed with purchase money mortgage debt.

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

Receivables increased approximately $310,000 from November 30, 1995 to
November 30, 1996 primarily due to an increase in mortgages and notes receivable in connection with the sale of a land parcel in the third quarter, partially offset by the timing of home closings. Receivables increased by approximately $1.1 million during 1995 primarily due to the timing of home closings, offset to a lesser extent by reductions in cash collateral held for performance guarantees for communities that were completed during the year. The $900,000 increase in receivables in 1994 is attributable to the timing of home closings.

The decrease in accounts payable, accrued expenses and other liabilities from November 30, 1995 to November 30, 1996 of $1.4 million is primarily attributable to the decreased level of homebuilding in the Northeast division, the payment of severance to the Company's former President and the reduction of the Company's business insurance. The $5.5 million decrease in accounts payable, accrued expenses and other liabilities from November 30, 1994 to November 30, 1995 is primarily attributable to the decreased level of homebuilding operations and communities under development and a $1.1 million credit taken in the second quarter of 1995 from the reversal of a reserve provided during the delivery period of a community that closed out in early 1995. A decrease in accounts payable, accrued expenses and other liabilities of $600,000 from November 30, 1993 to November 30, 1994 was attributable to a
$2.4 million increase in accounts payable from the increased level of homebuilding operations and communities under development offset by a decrease in accrued expenses of $3.0 million as a result of payments made in conjunction with litigation settlements, the Talcon dissolution and the California division winddown. In addition, a $700,000 reserve related to a certain tax issue was reversed.

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------

During 1996, the Company received $725,000 from the liquidation of a joint venture in which it previously participated.

In 1995, Talcon, a limited partnership formed by the Company in 1987, paid the Company $890,000 in full satisfaction of its debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon and, as a result, the payment received in 1995 was classified in Other (income) expense.


CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------

The aggregate principal amount of loans outstanding under the Facility was $39.5 million at November 30, 1996, $45.0 million at November 30, 1995 and $60.0 million at November 30, 1994. The $5.5 million decrease since
November 30, 1995 occurred during the second half of 1996 in conjunction with the Company's strategy to reduce its debt obligation and improve the Company's financial condition.

The Company utilizes mortgages payable, when available and within the covenant restrictions of the Facility, to finance a portion of its acquisitions. Mortgages payable increased to $4.4 million at November 30, 1996, from $1.2 million at November 30, 1995, representing two purchase money mortgages used to acquire new land.

The 1995 sales of commercial land and buildings resulted in approximately $850,000 of cash for operations after the reduction of outstanding mortgages payable of $6.9 million.


INFLATION
=========

The Company, as well as the homebuilding industry in general, may be adversely affected by inflation, which can cause increases in the price of land, raw materials and labor. Unless cost increases are recovered through higher sales prices, gross margins can decrease. Increases in interest rates result in higher construction and financing costs which can also adversely affect gross margins. In addition, increases in home mortgage interest rates make it more difficult for the Company's customers to qualify for mortgage loans, potentially reducing the demand for homes. Historically, the Company, in periods of high inflation, has generally been able to recover increases in land, construction, labor and interest expenses through increases in selling prices; however, the Company believes that its gross margins in 1995 and 1996 were adversely impacted by increased costs which could not be entirely passed through to buyers. See "Results of Operations."


FORWARD LOOKING STATEMENTS
==========================

All statements, other than statements of historical fact, included in this Annual Report, including without limitation the statements under "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements (including statements relating to the Company's ability to comply with covenants contained in the Amended Facility) involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such potential risks and uncertainties, include without limitation, matters related to national and local economic conditions, the effect of governmental regulation on the Company, the competitive environment in which the Company operates, changes in interest rates, home prices, availability and cost of land for future growth, the timing of land acquisition and product development, availability of working capital and the availability and cost of labor and materials, and other risk factors detailed herein and in the Company's Securities and Exchange Commission filings.

Consolidated Balance Sheet
November 30, 1996 And 1995
==========================


                                                     1996            1995
Assets                                           ------------    ------------
 Cash and cash equivalents                       $  4,292,000    $  5,161,000
 Receivables                                        9,274,000       8,964,000
 Inventories                                       65,525,000      64,246,000
 Commercial land and buildings                      7,512,000       9,439,000
 Investments in joint ventures                             --         850,000
 Prepaid expenses and other assets                  2,154,000       2,756,000
                                                 ------------    ------------
   Total assets                                  $ 88,757,000    $ 91,416,000
                                                 ============    ============


Liabilities and Shareholders' Equity
 Revolving credit agreement                       $39,500,000     $45,000,000
 Mortgages payable                                  4,445,000       1,227,000
 Accounts payable                                   4,811,000       3,270,000
 Accrued expenses and other liabilities            11,915,000      14,906,000
                                                 ------------    ------------
   Total liabilities                               60,671,000      64,403,000
                                                 ------------    ------------

Commitments and contingent liabilities

Shareholders' Equity
 Common stock, $.01 par value, 53,700,000 shares
  authorized; issued and outstanding 26,527,000
  in 1996 and 26,371,000 in 1995                      265,000         264,000
 Paid in capital                                   23,441,000      22,822,000
 Retained earnings                                  4,380,000       3,927,000
                                                 ------------    ------------
 Total shareholders' equity                        28,086,000      27,013,000
                                                 ------------    ------------
   Total liabilities and shareholders' equity    $ 88,757,000    $ 91,416,000
                                                 ============    ============



See accompanying notes to consolidated financial statements.

Consolidated Statement Of Operations
====================================

                                              Years Ended November 30,
                                          1996          1995          1994
                                      ------------  ------------  ------------
Revenues                              $122,435,000  $180,843,000  $168,723,000
                                      ------------  ------------  ------------

Costs and expenses
 Cost of revenues                      105,645,000   159,690,000   139,339,000
 Provision for estimated
  net realizable value                          --     1,593,000       400,000
 Selling, general and administrative    14,953,000    18,845,000    20,389,000
 Restructuring charges                          --     1,940,000            --
                                      ------------  ------------  ------------
                                       120,598,000   182,068,000   160,128,000
                                      ------------  ------------  ------------

Income (loss) from operations            1,837,000    (1,225,000)    8,595,000

Other charges (credits)
 Interest expense, net                   1,266,000     1,847,000     1,235,000
 Other (income) expense                   (460,000)     (765,000)      800,000
                                      ------------  ------------  ------------
Income (loss) before income taxes        1,031,000    (2,307,000)    6,560,000
Provision in lieu of income taxes          578,000       831,000     2,367,000
                                      ------------  ------------  ------------
Net income (loss)                     $    453,000  $ (3,138,000) $  4,193,000
                                      ============  ============  ============

Net income (loss) per share           $        .02  $       (.12) $        .16
                                      ============  ============  ============



See accompanying notes to consolidated financial statements.

Consolidated Statement Of Cash Flows
====================================


                                              Years Ended November 30,
                                          1996          1995          1994
                                      ------------  ------------  ------------
Cash Flows from Operating Activities
------------------------------------
Net income (loss)                     $    453,000  $ (3,138,000) $  4,193,000
Adjustments to reconcile net income
 (loss) to net cash provided (used)
 by operating activities
  Depreciation and amortization          1,418,000     1,741,000     1,877,000
  Provision in lieu of income taxes        578,000       831,000     2,928,000
  Issuance of stock under 401(k) Plan       42,000       213,000       198,000
  Restructuring charges                         --     1,940,000            --
  Provision for estimated net
   realizable value                             --     1,593,000       400,000
  Option abandonments                           --     1,050,000            --
  Reserve reversal                        (440,000)   (1,113,000)           --
  Increase in receivables                  (37,000)   (1,141,000)   (1,460,000)
  Decrease (increase) in inventories     4,561,000    19,739,000   (13,499,000)
  Decrease in commercial land
   and buildings                         1,868,000     7,158,000     2,154,000
  Decrease in accounts payable,
   accrued expenses and
   other liabilities                    (2,997,000)   (5,508,000)   (1,138,000)
  Decrease (increase) in prepaid
   expenses and other assets               237,000      (555,000)      721,000
                                      ------------  ------------  ------------
                                         5,683,000    22,810,000    (3,626,000)
                                      ------------  ------------  ------------

Cash Flows from Investing Activities
------------------------------------
 Distribution from joint venture           725,000            --            --
 Increase in property and equipment        (58,000)     (237,000)      (88,000)
                                      ------------  ------------  ------------
                                           667,000      (237,000)      (88,000)
                                      ------------  ------------  ------------

Cash Flows from Financing Activities
------------------------------------
 Repayment under revolving
  credit agreement                      (9,500,000)  (19,500,000)   (9,500,000)
 Proceeds under revolving
  credit agreement                       4,000,000     4,500,000    14,500,000
 Decrease in mortgages payable          (1,719,000)   (8,171,000)     (882,000)
                                      ------------  ------------  ------------
                                        (7,219,000)  (23,171,000)    4,118,000
                                      ------------  ------------  ------------

 Net (decrease) increase in cash and
 cash equivalents                         (869,000)     (598,000)      404,000
 Cash and cash equivalents at beginning
  of year                                5,161,000     5,759,000     5,355,000
                                      ------------  ------------  ------------
 Cash and cash equivalents at
 end of year                          $  4,292,000  $  5,161,000  $  5,759,000
                                      ============  ============  ============



See accompanying notes to consolidated financial statements.

Consolidated Statement Of Shareholders' Equity
==============================================



                                                      Retained       Total
                   Common    Preferred   Paid In      Earnings   Shareholders'
                    Stock      Stock      Capital     (Deficit)      Equity
                 ----------  ---------  -----------  -----------  ------------
Balance,
 Nov. 30, 1993   $  234,000  $ 260,000  $20,527,000   $2,872,000  $ 23,893,000
Net income               --         --           --    4,193,000     4,193,000
Conversion of
 preferred stock     26,000   (260,000)     234,000           --            --
Issuance of stock
 under 401(k) Plan       --         --      198,000           --       198,000
Tax adjustment           --         --      719,000           --       719,000
Amortization of
 deferred compensation
 related to stock
 option plan             --         --       42,000           --        42,000
                 ----------  ---------  -----------  -----------  ------------
Balance,
 Nov. 30, 1994      260,000         --   21,720,000    7,065,000    29,045,000
Net loss                 --         --           --   (3,138,000)   (3,138,000)
Issuance of stock
 under 401(k) Plan    4,000         --      209,000           --       213,000
Provision in lieu
 of income taxes         --         --      831,000           --       831,000
Amortization of
 deferred compensation
 related to stock
 option plan             --         --       62,000           --        62,000
                 ----------  ---------  -----------  -----------  ------------
Balance,
 Nov. 30, 1995      264,000         --   22,822,000    3,927,000    27,013,000
Net income               --         --           --      453,000       453,000
Issuance of stock
 under 401(k) Plan    1,000         --       41,000           --        42,000
Provision in lieu
 of income taxes         --         --      578,000           --       578,000
                 ----------  ---------  -----------  -----------  ------------
Balance,
 Nov. 30, 1996   $  265,000  $      --  $23,441,000  $ 4,380,000  $ 28,086,000
                 ==========  =========  ===========  ===========  ============


See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
==========================================


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
==============================================

Principles of consolidation
---------------------------

The consolidated financial statements include the accounts of Calton, Inc. and all of its wholly-owned and majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

The Company designs, constructs and sells single family detached homes primarily in central New Jersey and central Florida.

Certain reclassifications have been made to prior years' financial statements in order to conform with the 1996 presentation.

Liquidity and capital resources
-------------------------------

During the past several years, the Company has financed its operations primarily from internally generated funds from home deliveries, land sales and sales of commercial land and buildings. In April 1997, the Company and its lenders amended the Company's revolving credit facility (the "Facility") to extend the term of the Facility through February 28, 1998 and, if certain conditions are satisfied, August 31, 1998. The amended Facility (the "Amended Facility") reduced the loan commitment level to $30,000,000 at November 30, 1997. The Amended Facility provides the Company an option to extend the term to August 31, 1998 if outstanding borrowings and the commitment level are reduced to $20,000,000 or less by February 28, 1998. The Amended Facility changed various restrictions and financial covenants with which the Company is required to comply (see Note 5).

The Company is pursuing and will continue to pursue long-term financing to replace the Amended Facility. Pending such replacement, the Company believes that funds generated by operating activities, income tax payment reductions derived from NOL utilization, the sale of certain assets during fiscal 1997 and borrowing availability under the Amended Facility will provide sufficient capital to support the Company's operations through the term of the Amended Facility. If a more favorable long-term credit facility is not obtained, the rate at which the Company can open new communities may be adversely affected and the Company would be required to effect sales of substantial assets in order to obtain an extension of the Amended Facility beyond February 28, 1998.

Income recognition
------------------

Revenue and cost of revenue on sales of homes are recognized when individual homes are completed, and title and other attributes of ownership have been transferred by means of a closing to the buyer. Revenue and cost of revenue on land sales are recognized when all conditions precedent to closing have been fulfilled, a specified minimum down payment has been received and it is expected that the resulting receivables will be collected.

Cash and cash equivalents
-------------------------

Cash equivalents consist of short-term, highly liquid investments, with original maturities of three months or less, that are readily convertible into cash.

Inventories
-----------

Inventories are stated at the lower of cost or estimated net realizable value for each property. Estimated net realizable value has been determined based upon the amount the Company expects to realize through sale or development based on management's present plans for each property. In a buildout of a community, certain assumptions are made concerning future sales prices and absorption of sales and closings in the community's life span. There is an inherent risk that those assumptions made may not occur. The estimated net realizable value of a property may exceed the value which could be obtained through the immediate sale of the property if development plans for such property support a higher cost recovery. Cost includes direct and allocated indirect costs. Land and land development costs generally include interest and property taxes incurred. Interest is capitalized using interest rates on specifically related debt and the Company's average borrowing rate. Construction costs are accumulated during the period of construction and charged to Cost of revenues under specific identification methods. Land, land development and common facility costs are amortized based upon the number of homes to be constructed in each community utilizing a relative sales value allocation method. The marketing costs for model homes are capitalized and depreciated over the life of the community's deliveries on a per unit basis.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The provisions of this statement are effective for fiscal years beginning after December 15, 1995. If the Company adopted this statement currently, it would not have a material effect on the Company's financial position, results of operations or cash flows.

Commercial land and buildings
-----------------------------
Commercial land and buildings, stated at estimated fair market value, include certain assumptions in their ultimate disposition such as future cash flow, the ability of the Company to obtain certain zoning changes and regulatory or governmental approvals. There is an inherent risk that those assumptions may not be realized.

Income taxes
------------

Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards No. 109 (see Note 8).

Prepaid expenses and other assets
---------------------------------

Prepaid expenses and other assets consist primarily of property and equipment, prepaid architect fees and prepaid insurance. Prepaid architect fees are amortized on a per unit basis as homes are delivered.

Risks and uncertainties
-----------------------

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

Per share computations
----------------------

Per share computations are based upon the weighted average number of shares of common stock outstanding during each period presented (26,491,000, 26,281,000 and 26,095,000 for the years ended November 30, 1996, 1995 and 1994, respectively).

2.  RECEIVABLES
===============

Receivables consist of the following (amounts in thousands):

                                                         November 30,
                                                     1996            1995
                                                 ------------    ------------
Closing proceeds due                                   $3,850          $4,946
Due from municipalities                                 2,446           2,573
Mortgages and notes receivable, net                     1,491             557
Other                                                   1,487             888
                                                 ------------    ------------
                                                       $9,274          $8,964
                                                 ============    ============


3.  INVENTORIES
===============

The components of inventories are as follows (amounts in thousands):

                                                         November 30,
                                                     1996            1995
                                                 ------------    ------------
Land and land development costs                       $22,969         $20,496
Homes, lots and improvements in production             33,819          39,251
Land purchase options and cost of projects
 in planning                                            8,737           4,499
                                                 ------------    ------------
                                                      $65,525         $64,246
                                                 ============    ============

Homes, lots and improvements in production represent all costs of homes under construction including model homes, land and land development costs and the related carrying costs of these lots.

Interest capitalized in inventories is charged to interest expense as part of Cost of revenues when the homes are delivered or land sales close. Interest incurred, capitalized and expensed for the years ended November 30, 1996, 1995 and 1994 is as follows (amounts in thousands):

                                                   Years Ended November 30,
                                                 1996        1995        1994
                                               --------    --------    --------
Interest expense incurred                      $  5,472    $  7,114    $  5,543
Interest capitalized                              4,067       5,016       4,005
                                               --------    --------    --------
  Interest expense - net                          1,405       2,098       1,538

Capitalized interest amortized
 in cost of revenues                              3,616       4,123       2,203
                                               --------    --------    --------

Interest cost reflected in pre-tax income      $  5,021    $  6,221    $  3,741
                                               ========    ========    ========


In the years ended November 30, 1995 and 1994, the Company recorded provisions of $1,593,000 and $400,000, respectively, to state inventory to estimated net realizable value. These charges are reflected in the provision for estimated net realizable value. No such charges were recorded in 1996. During 1996, the Company acquired $23,300,000 of land and land options, $4,730,000 of which was financed by purchase money mortgages. During 1995, the Company acquired $10,511,000 of land and land options.


4.  COMMERCIAL LAND AND BUILDINGS
=================================

During 1996, the Company disposed of commercial land and buildings representing three parcels of land and a commercial building for total revenues of $3,169,000 that provided $1,780,000 in cash for operations and a pre-tax gain of $1,100,000.

For the year ended November 30, 1995, the Company completed the sale of two commercial buildings for combined proceeds and pre-tax gains of $8,080,000 and $500,000, respectively. The sales provided approximately $850,000 in cash for operations after the repayment of mortgage debt of $6,900,000 and contributed to the reduction of Commercial land and buildings for the year.

In the last month of 1994, the Company sold a commercial building for $800,000 in cash which reduced Commercial land and buildings by $770,000. The net proceeds of approximately $750,000 were used to reduce mortgages payable. The sale of this building did not result in a significant gain or loss.

The Company's remaining commercial properties consist primarily of land located in Pennsylvania, New Jersey, Florida and California. These properties are available for sale as a result of management's focus on residential homebuilding. One of such properties has certain acreage currently under contract for sale, subject to certain contingencies.


5.  REVOLVING CREDIT AGREEMENT
==============================

In April 1997, the Company and its lenders amended the Company's revolving credit facility (the "Facility") to extend the term of the Facility through February 28, 1998 and, if certain conditions are satisfied, August 31, 1998.
The amended Facility (the "Amended Facility") reduced the loan commitment level to $46,000,000 initially and requires amortization of $3,000,000 by July 15, 1997, another $3,000,000 by August 31, 1997 and a further reduction of $10,000,000 by November 30, 1997. In addition, the Amended Facility increased the interest rate charged to the Company to the lender's prime rate (8.25% at November 30, 1996) plus two and one-half percent (2.5%). The Company is required to pay the lenders, in five (5) installments, a commitment fee, which the Company will amortize over the extension period ending February 28, 1998, equal to three percent (3%) of the lenders' initial commitment level under the Amended Facility. The Amended Facility provides the Company an option to extend the term to August 31, 1998 if its outstanding borrowings and the commitment level are reduced to $20,000,000 or less by February 28, 1998. In such event, the interest rate charged to the Company will be reduced to prime plus two percent (2%).

The Amended Facility changed various restrictions and financial covenants with which the Company is required to comply, including covenants relating to cash basis interest coverage, EBITDA and tangible net worth, and continues to impose limits on the amount which can be expended on land acquisition and land development. For the year ended November 30, 1996, the Company's EBITDA was $7,300,000 compared to $8,600,000 in 1995. Purchase money financing from other sources would continue to be limited to $5,000,000 under the Amended Facility. Certain subsidiaries of the Company are guarantors of the obligations under the Amended Facility. The lenders have a security interest in substantially all of the assets of the Company and its subsidiaries, subject only to certain permitted liens approved by the lenders. The Amended Facility prohibits the payment of dividends by the Company.

Management believes that it will be able to comply with the covenant levels and other terms set forth in the Company's agreement with the lenders based upon meeting the levels anticipated in its business plan. However, there can be no assurance that if market or other conditions deteriorate, that the Company will meet the covenant levels. If a more favorable long-term credit facility is not obtained, the rate at which the Company can open new communities may be adversely affected and the Company would be required to effect sales of substantial assets in order to obtain an extension of the Amended Facility beyond February 28, 1998.

At November 30, 1996, approximately $40,900,000, including $1,400,000 of letters of credit, was outstanding under the Facility. The Facility includes a borrowing base, based upon a percentage of the Company's eligible inventory, which restricted borrowings to $42,300,000 at November 30, 1996. The unused Facility commitment of $8,300,000 was available as of November 30, 1996 to the Company for investment in inventory that results in the corresponding growth of its borrowing base. As of November 30, 1996, approximately $1,400,000 was available to be borrowed under the borrowing base restriction. Substantially all of the Company's assets are pledged as collateral under the Facility.

Amounts borrowed under the Facility during the year ended November 30, 1996 bore interest at the lenders prime rate (8.25% at November 30, 1996) plus two percent (2%). The weighted average interest rates for the years ended November 30, 1996 and 1995 were 11.3% and 11.1%, respectively. The weighted average amounts borrowed for the corresponding years were $45,445,000 and $58,105,000, respectively.

The total amount of interest paid, net of amounts capitalized, in the years ended November 30, 1996, 1995 and 1994 was $1,445,000, $2,124,000 and
$1,440,000, respectively.

6.  MORTGAGES PAYABLE
=====================

Mortgages payable at November 30, 1996 and 1995 were $4,445,000 and $1,227,000, respectively. Approximately $6,700,000 of inventories are pledged as collateral for purchase money mortgages to land sellers at November 30, 1996 compared to $1,885,000 at November 30, 1995. During 1996, the balance of the purchase money mortgage from year end 1995 was satisfied by payments in exchange for mortgage releases. During 1996, the Company used purchase money mortgages, in the amount of $4,730,000, to finance the acquisition of two parcels of land. The interest rate on each of the purchase money mortgages is at prime (8.25% at November 30, 1996) and is payable on a monthly or semi-annual basis beginning in 1997. Mortgages payable mature as follows: 1997 - $1,013,000, 1998 - $2,370,000 and in 1999 - $1,062,000. The weighted average interest rate for mortgages payable for the years ended November 30, 1996 and 1995 were 8.7% and 10.4%, respectively.


7.  SHAREHOLDERS' EQUITY
========================

The Company's Certificate of Incorporation provides for 53,700,000 authorized shares of Common Stock (par value $.01 per share), 2,600,000 shares of Redeemable Convertible Preferred Stock (par value $.10 per share) and 10,000,000 shares of Class A Preferred Stock (par value $.10 per share). None of the Preferred Stock is issued or outstanding.

In May 1993, the Company adopted the Calton, Inc. 1993 Non-Qualified Stock Option Plan (the "Plan") under which a total of 1,493,000 shares of Common Stock were reserved for issuance. As of November 30, 1996, options with respect to 1,383,000 shares have been granted, net of cancellations, 941,000 of which were exercisable and none of which have been exercised. Under the terms of the Plan, options may be granted at an exercise price designated by the Board of Directors. The exercise price of options granted range from $.31 to $.50 per share. Options granted under the Plan have a maximum term of ten years.

In April 1996, the Company's shareholders approved the Company's 1996 Equity Incentive Plan under which a total of 2,000,000 shares of Common Stock were reserved for issuance. As of November 30, 1996, options with respect to 1,224,000 have been granted, net of cancellations. Under the terms of the plan, options may be granted at an exercise price equal to the fair market value of the Common Stock on the date of grant (110% of such fair market value in the case of an incentive stock option granted to a 10% shareholder). The exercise prices of outstanding options range from $.34 to $.41 per share with vesting ranging from one to five years. The exercise period is up to ten years. Of the vested shares, none have been exercised.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation." The provisions of this statement are effective for fiscal years beginning after December 15, 1995. The Company intends to implement the disclosure-only provision of this statement. Accordingly, if the Company adopted this statement currently, it would not have a material affect on the Company's financial position, results of operations or cash flows.


8.  INCOME TAXES
================

The components of the provision in lieu of income taxes are as follows (amounts in thousands):

                                                  Years Ended November 30,
                                                1996        1995        1994
                                              --------    --------    --------
Federal
Current                                       $     --    $     --    $     --
Deferred                                            --          --          --
Provision in lieu of income taxes                  351         479       2,537

State
 Current                                            --          79          24
 Deferred                                           --          --          --
 Provision/(benefit) in lieu of income taxes       227         273        (194)
                                              --------    --------    --------
                                              $    578    $    831    $  2,367
                                              ========    ========    ========

The following schedule reconciles the federal provision in lieu of income taxes computed at the statutory rate to the actual provision in lieu of income taxes (amounts in thousands):

                                                  Years Ended November 30,
                                                1996        1995        1994
                                              --------    --------    --------
Computed provision/(benefit) in lieu
 of income taxes at 34%                       $    361    $   (784)   $  2,231
Expenses for which deferred tax benefit
  cannot be currently recognized                    --       1,258         409
State and local tax provision                      227         352         346
State tax reserves                                  --          --        (695)
Other, net                                         (10)          5          76
                                              --------    --------    --------
Total provision in lieu of income taxes       $    578    $    831    $  2,367
                                              ========    ========    ========

Fresh-start accounting and reporting requires the Company to report a provision in lieu of income taxes when the Company recognizes a pre-reorganization deferred tax asset. This requirement applies despite the fact that the Company's pre-reorganization net operating loss carryforward and other deferred tax assets would eliminate the related federal income tax payable. The current and future year tax benefit related to the pre-reorganization net deferred tax asset is recorded as a direct increase to paid in capital. The net deferred tax asset of $19,628,000 is primarily attributable to pre-reorganization deductible temporary differences.

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at November 30, 1996 and 1995 are as follows (amounts in thousands):

                                     November 30, 1996       November 30, 1995
                                  Deferred     Deferred    Deferred    Deferred
                                    Tax        Tax Lia-      Tax       Tax Lia-
                                   Assets      bilities     Assets     bilities
                                  --------     --------    --------    --------
Fresh-start inventory reserves    $    402     $     --    $  1,114    $     --
Income from joint ventures             416          452         328         417
Inventory and other reserves         1,344           --       2,064          --
Preproduction interest                  --          536          --         536
Capitalized inventory costs            150          972         438         782
Federal net operating losses         9,083           --       7,568          --
State net operating losses           8,991           --       6,647          --
Depreciation                           382          373         285          89
Deferred state taxes                   735           --       1,691          --
Other                                  495           37         374          38
                                  --------     --------    --------    --------
                                    21,998        2,370      20,509       1,862
Valuation allowance                (19,628)          --     (18,647)         --
                                  --------     --------    --------    --------
Total deferred taxes              $  2,370     $  2,370    $  1,862    $  1,862
                                  ========     ========    ========    ========


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

The federal net operating loss carryforward for tax purposes is approximately $26,500,000 at November 30, 1996 and $22,000,000 at November 30, 1995. The
Company's ability to use its deferred tax assets, created prior to the change in the Company's ownership, to offset future income is $1,627,000 per year under Section 382 of the Internal Revenue Code as a result of the change in control of the Company in November of 1995. These federal carryforwards will expire between 2007 and 2011. The Company received an income tax refund of

$50,000 in 1995. No such amounts were received in 1996 and 1994.


9.  COMMITMENTS AND CONTINGENT LIABILITIES
==========================================

(a) In July 1994, an action was filed against Calton Homes, Inc., the Township of Plainsboro, New Jersey and its planning board, certain real estate brokers and certain unnamed officers of Calton Homes, Inc., by approximately 60 purchasers in the Company's Princeton Manor development seeking compensatory and punitive damages arising out of an alleged failure to disclose that a portion of the property adjacent to the community could be developed by Plainsboro Township as a public works site. The Company is vigorously contesting this matter and, although there can be no assurances, does not believe that the case will have any material effect on the financial position, results of operations or cash flows of the Company. In addition, the Company believes that it is contractually entitled to indemnification from Plainsboro Township in the event that any liability should arise.

(b) In June 1996, the Federal Deposit Insurance Corporation (the "FDIC"), in its capacity as Liquidating Agent/Receiver of Eliot Savings Bank, instituted an action in the United States District Court, District of Massachusetts, seeking recovery of amounts owed under a $5,700,000 promissory note (the "Note") issued to Eliot Savings Bank by the Residences at the Surf joint venture (the "Joint Venture"), an entity in which a Talcon, L.P. ("Talcon") subsidiary had an interest. This action relates to a loan on property owned by the Joint Venture. The loan was placed on the property before Talcon was formed. Accordingly, in connection with the creation of Talcon, the interest in the Joint Venture was transferred upstream to Calton, Inc. and then transferred downstream into Talcon, and eventually into the Talcon subsidiary. In its suit, the FDIC alleges, among other things, that Calton, by virtue of the assignment of the interest in the Joint Venture to Calton in 1987, has liability as a general partner in the Joint Venture and is seeking to collect approximately
$8,700,000 in principal and interest from Calton and other parties. While no discovery has occurred to date, based upon a preliminary analysis of this matter, Calton believes that the FDIC's position is contrary to applicable law and that Calton does not have any obligations under the Note by virtue of the assignment of the interest in the Joint Venture to Calton or otherwise. The Company will vigorously contest this matter but there can be no assurances that the case will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

(c) The Company is involved from, time to time, in other litigation in the ordinary course of business. Management presently believes that the resolution of any such matter should not have a material, adverse effect on the financial condition, results of operations or cash flows of the Company.

(d) The Company is obligated under two operating leases, in New Jersey and Florida, for office space expiring in November 1997 for the corporate office facility and in December 2000 for the Florida space, with total annual rentals of approximately $298,000 in 1997 and $56,000 through the year 2000, respectively. Rental expense for the years ended November 30, 1996, 1995 and 1994 amounted to $726,000, $781,000 and $715,000, respectively.

(e) The Company has a qualified contributory retirement plan (401(k) Plan) which covers all eligible full-time employees with a minimum of one year of service. Employees may contribute up to eighteen percent (18%) of their annual compensation with employer matching at the Company's discretion. The Company's contribution to the plan was $42,000 in 1996, $213,000 in 1995 and $198,000 in 1994. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1996 was 5% of participant contributions. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1997 will be 15% of participant contributions.

(f) Commitments include the usual obligations of housing producers for the completion of contracts in the ordinary course of business.


10.  INVESTMENTS IN JOINT VENTURES
==================================

During 1996, the Company received $725,000 from the liquidation of a joint venture in which it previously participated. In addition, the Company received $460,000 on a fully reserved note receivable from a previous joint venture. The payment on the fully reserved note is classified as non-operating Other (income) expense.

The Company previously wrote off its entire equity investment in Talcon. In connection with Talcon's dissolution and liquidation, it paid the Company $890,000 in 1995 in full satisfaction of its debt obligations. This payment was classified as non-operating Other (income) expense.


11.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)
============================================

Quarterly financial results for the years ended November 30, 1996 and 1995 are as follows (amounts in thousands, except per share amounts):

                                   Three Months Ended
               ------------------------------------------------------------
               February 29,       May 31,       August 31,     November 30,
                   1996            1996            1996            1996
               ------------    ------------    ------------    ------------
Revenues       $     19,456    $     28,675    $     33,355    $     40,949
Gross profit          2,074           3,455(b)        4,746(c)        6,515(c)
Net income (loss)      (649)           (294)(a)         385(a)        1,011(a)
Net income (loss)
 per share             (.02)           (.01)            .01             .04




                                   Three Months Ended
               ------------------------------------------------------------
               February 28,       May 31,       August 31,     November 30,
                   1995            1995            1995            1995
               ------------    ------------    ------------    ------------
Revenues       $     38,215    $     38,836    $     60,362    $     43,430
Gross profit          4,411           4,403(e)        7,418           3,328
Net income (loss)      (375)(d)        (316)          1,008          (3,455)(f)
Net income (loss)
 per share             (.01)           (.01)            .04            (.13)


(a) Includes income in the second, third and fourth quarter of $110,000, $150,000 and $200,000, respectively, from the partial collection of a note previously reserved.

(b) Includes a $150,000 reversal of a sales tax estimate accrued in the fourth quarter of 1995 and resolved in the second quarter of 1996.

(c) Includes a reversal of accruals in the amount of $105,000 and $185,000 in the third and fourth quarters of 1996 due to the resolution of certain construction obligations and litigation exposures.

(d) Includes a $200,000 charge for costs primarily associated with the consolidation of the New Jersey-North and New Jersey-South divisions.

(e) Includes a $1.1 million charge resulting from abandoning nine properties under option and a credit of $1.1 million realized from the reversal of a reserve previously provided on a community substantially completed in the second quarter of 1995.

(f) Includes $1.6 million writedown of inventories to estimated net realizable value, $1.1 million of restructuring charges related to the wind down of the Chicago division and $640,000 in executive severance, partially offset by the $820,000 collection of a note previously reserved. Of the $1.1 million charge, $727,000 was applied as a reduction to inventory as a result of the anticipated market reaction to the wind down and not proceeding with the scheduled lot takedowns at the division's two communities. The wind down was substantially completed by the end of fiscal 1996.

Report Of Independent Accountants
Board of Directors and Shareholders of Calton, Inc.
===================================================

We have audited the accompanying consolidated balance sheet of Calton, Inc. and Subsidiaries as of November 30, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended November 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calton, Inc. and Subsidiaries as of November 30, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years ended November 30, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand, L.L.P.

Princeton, New Jersey
January 10, 1997, except for
Notes 1 and 5 as to which the
date is April 11, 1997



Calton, Inc. Common Stock
=========================

Calton, Inc. common stock is traded on the American Stock Exchange ("AMEX") under the symbol CN. The following reflects the high and low sales prices of the common stock during fiscal 1996 and 1995.

Fiscal 1996          High          Low
                     ====          ====
1st Quarter          7/16          5/16
2nd Quarter          3/4           3/8
3rd Quarter          1/2           5/16
4th Quarter          3/8           1/4



Fiscal 1995          High          Low
                     ====          ====
1st Quarter          1-1/8          5/8
2nd Quarter          11/16         3/8
3rd Quarter           1/2          3/8
4th Quarter           9/16         5/16


At March 14, 1997, there were approximately 650 record holders of the Company's common stock. On that date, the last sale price for the common stock as reported by AMEX was $.375.