Form 10-K, Exhibit 13
period 1997-11-30
CALTON INC
filed 1998-02-26
CIK 717216

CALTON, INC.
                                   FORM 10-K
                    FOR FISCAL YEAR ENDED NOVEMBER 30, 1997

                                  EXHIBIT 13
                 CERTAIN PAGES OF 1997 ANNUAL REPORT TO SHAREHOLDERS



Financial Highlights
(in thousands, except per share amounts)

                                                              Six       Six
                                                             Months    Months
                            Years Ended November 30,         Ended     Ended
Selected            --------------------------------------  Nov. 30,   May 31,
Operating Data        1997      1996      1995      1994      1993      1993
------------------- --------  --------  --------  --------  --------  --------
 Revenues . . . . . $126,588  $122,435  $180,843  $168,723  $ 83,351  $ 76,555
 Gross profit . . .   16,169    16,790    19,560    28,984    15,878     4,867
 Income (loss) from
  operations. . . .      491     1,837    (1,225)    8,595     5,560   (15,593)
 Income (loss)
  before income
  taxes and extra-
  ordinary gain . .      323     1,031    (2,307)    6,560     4,756   (56,494)
 Income (loss)
  before extra-
  ordinary gain . .      114       453    (3,138)    4,193     2,872   (56,494)
 Net income (loss).    1,377       453    (3,138)    4,193     2,872     1,817
 Income (loss) per
  share before extra-
  ordinary gain . .       --       .02      (.12)      .16       .11     (1.67)
 Net income (loss)
  per share . . . .      .05       .02      (.12)      .16       .11       .05


                                     At November 30,                     At
Selected Balance    ------------------------------------------------  May 31,
Sheet Data            1997      1996      1995      1994      1993      1993
------------------- --------  --------  --------  --------  --------  --------
 Total assets . . .  $67,587   $88,757   $91,416  $122,144  $110,930  $117,462
 Total debt . . . .   20,559    43,945    46,227    69,398    62,792    70,242
 Shareholders'
  equity. . . . . .   32,850    28,086    27,013    29,045    23,893    21,000

The selected operating data for the six months ended May 31, 1993 are not comparable to the amounts reflected for subsequent periods due to the adoption of fresh-start accounting and reporting that reflected the effects of the Reorganization as of May 31, 1993.

                                    -1-

               Management's Discussion And Analysis Of Financial
                      Condition And Results Of Operations


RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1997 AND 1996
====================================================================

Revenues
--------
  Revenues for the year ended November 30, 1997 were $126.6 million compared to revenues of $122.4 million for the year ended November 30, 1996, reflecting a three percent (3%) increase primarily due to the sale of the Orlando, Florida homebuilding assets for $16.7 million at the end of fiscal 1997. Housing revenues amounted to $103.1 million for the year ended November 30, 1997 from 480 home deliveries compared to $110.3 million in housing revenues from 549 home deliveries for fiscal year 1996. The Florida division delivered 250 homes amounting to $39.6 million or thirty-eight percent (38%) of total housing revenues for 1997. Housing revenues decreased for the year ended November 30, 1997 by $7.2 million or seven percent (7%) primarily reflecting decreased deliveries in the Company's Northeast division. The decrease in deliveries in the Northeast is attributable to the effects of shifting resources to include the active adult market and the timing of deliveries from the active adult community, Renaissance, where deliveries began in the third quarter of fiscal 1997. Included in 1996 revenues were deliveries from the winddown of the Company's Chicago division. Partially offsetting the decrease in deliveries was an increase in average selling prices realized from $201,000 in 1996 to $215,000 in 1997. Revenues in 1997 also include $6.7 million from the sale of certain land and options as compared to $12.0 million in revenue from the sale of certain land, options and a commercial building during 1996.

Gross profit
------------
  The Company's gross profit margin on homes delivered, excluding charges of $350,000 for impaired homebuilding assets, was approximately fourteen percent (14%) for the year ended November 30, 1997 compared to thirteen percent (13%) for the year ended November 30, 1996. Gross profit margins from housing improved throughout the year despite the continuing challenge of strong competitive market conditions in the Florida and Northeast markets. Gross profit margin in the fourth quarter of fiscal 1997 increased to sixteen percent (16%), representing the third consecutive quarter in which margins improved over each preceding quarter. The improvements are attributable to the Northeast division which, throughout the year, delivered a higher proportion of homes from its newer communities which reflect the division's focus on the move-up and active adult community buyer. The Florida division for fiscal year 1997 generated housing gross profit dollars of $5.7 million. The pretax profit of $615,000 from the sale of the Orlando, Florida assets in the fourth quarter of 1997 is included in the Company's gross profit as well as the pretax profit from the sales of land and options of approximately $800,000 compared to $2.3 million in 1996.

  During the year ended November 30, 1997, the Company recorded a $750,000 impairment loss on certain commercial land and primarily one community in the Northeast division. During the third quarter of 1997, the Company decided to withdraw from a community, in which it acquired finished lots on a rolling option basis in the Northeast division, due to local environmental conditions and their effects on land values and resale activity in the area. In the fourth quarter of 1997, the Company determined two pieces of commercial land, located in Florida and eastern Pennsylvania, were below their carrying inventory value due to changing market conditions. Therefore, the Company recorded a $400,000 impairment loss on these properties. In 1996, no such provision was recorded.

Commercial land sale
--------------------
  The Company has continued to focus on selling its commercial land. In keeping with this strategy, the Company, in February 1998, closed on the sale of its largest remaining parcel of commercial land, located in eastern Pennsylvania, for $4.1 million in proceeds that resulted in no gain or loss.

Selling, general and administrative expenses
--------------------------------------------
  Selling, general and administrative expenses were $14.9 million (11.8% of revenues) for the year ended November 30, 1997, compared to $15.0 million (12.2% of revenues) for the year ended November 30, 1996. Selling, general and administrative expenses remained constant overall due to management's continued efforts to reduce general and administrative costs that were offset by an increase in marketing costs resulting primarily from the promotion of the Company's new active adult community, Renaissance. The Florida division's selling, general and administration costs for 1997 were $5.1 million. The decrease in selling, general and administrative expenses as a percentage of revenues for fiscal 1997 is primarily due to the revenues generated from the sale of the Orlando, Florida homebuilding assets.

Interest
--------
  Gross interest cost remained relatively constant at $5.4 million for the year ended November 30, 1997 compared to $5.5 million for the year ended November 30, 1996. The underwriting and debt issuance costs incurred in connection with the new revolving credit facility obtained in June 1997 are being amortized over the initial three year commitment period at approximately $300,000 per quarter (see Liquidity and Capital Resources). The average debt outstanding under the Company's revolving credit facilities was $40.2 million for the year ended November 30, 1997, compared to $45.4 million in 1996, representing the fourth consecutive year of reduced average borrowings. As a result of the sale of the Orlando, Florida homebuilding assets for net proceeds of $15.8 million and the corresponding reduction of borrowings under the Company's revolving credit facility to $17.5 million as of November 30, 1997, the Company anticipates that the average debt outstanding and related interest costs under the facility will be lower in 1998 than the prior year. However, the effective interest rate of the Company will remain high due to the fixed amortization of debt issuance costs over the initial three year term of the new facility.

  Interest capitalized in the year ended November 30, 1997 was $4.0 million compared to $4.1 million for the year ended November 30, 1996. Lower inventory levels subject to interest capitalization offset a higher effective interest rate. The Company anticipates both the interest capitalization rate and the amount of interest capitalized in fiscal 1998 to be less than 1997 levels due to a strong debt-to-equity ratio primarily from reduced indebtedness, and lower inventory levels subject to capitalization due to the sale of the Orlando, Florida assets. The capitalized amounts will reduce future gross profit levels assuming no relative increase in selling prices.

Other income
------------
  In the third quarter of 1997, the Company received a tax refund related to prior periods of $2.4 million, of which $571,000 represented accrued interest and was recorded as Other income. The Company recorded the remaining balance of $1.9 million as an increase to Paid in capital since the refund related to events occurring prior to the Company's 1993 restructuring. Also included in Other income is $525,000 representing the final payments received throughout fiscal 1997 from a note previously reserved compared to $460,000 received during 1996.

Taxes
-----
  Results for the year ended November 30, 1997 reflect a provision for income taxes for financial statement purposes of $209,000 resulting in an effective tax rate of sixty-five percent (65%). The 1997 provision for income taxes includes a reduction of $624,000 of tax reserves due to the resolution of certain state tax issues. In 1996, a provision in lieu of taxes was recorded in the amount of $578,000. The net operating loss carryforwards and other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995. The Company's ability to use the annual net operating loss ("NOL") to offset future income is approximately $1.6 million per year (see Note 8).

Extraordinary gain
------------------
  In June 1997, the Company entered into a new, secured revolving credit facility with BankBoston, N.A. Proceeds from the new facility were used to retire the prior revolving credit facility of $42.0 million which was discounted and paid off for $39.4 million. Based on the accounting principles in effect at the time of the extinguishment of debt, the Company recorded an extraordinary gain of approximately $1.3 million, after deducting a $842,000 provision in lieu of income taxes. Included in the gain is the write off of deferred costs and out-of-pocket costs of approximately $550,000.

Sales activity and backlog
--------------------------
   Net sales contracts of $106.3 million (521 homes) were recorded by the Company during the year ended November 30, 1997 as compared to $114.5 million (548 homes) for the year ended November 30, 1996. The decrease in dollar value of $8.2 million was primarily due to the mix of home sales in the Northeast division where Renaissance net sales comprised forty-six percent (46%) of the division's total net sales and average selling prices are approximately $200,000. At November 30, 1997, the backlog of homes under sales contract increased by thirty-four percent (34%) and totaled 110 homes from four conventional housing communities and Renaissance, having an aggregate dollar value of $31.0 million compared to 82 homes from eight conventional housing communities having an aggregate dollar value of $27.1 million as of November 30, 1996, excluding the impact of the Florida division that was sold at the end of fiscal 1997. The increase in the number of homes in backlog is primarily due to the opening of the Renaissance community. The current average sales price of the homes in backlog at Renaissance, including base house and options, is approximately $200,000 with base sales prices ranging from $145,000 to $230,000.

  The backlog in both years includes contracts containing financing and other contingencies customary in the industry, including contracts that are contingent on purchasers selling their existing homes. The sales backlog, homes delivered, average selling prices and gross profit achieved in the current and prior periods may not be indicative of those to be realized in succeeding periods due to changes in product offerings, the uncertainty of future market conditions and the general economic environment. The Company anticipates that total net sales and total homebuilding revenues generated in 1998, after taking into account the sale of the Orlando, Florida assets, will be less than those of prior years. Consistent with net sales results during 1997, Renaissance will continue to be a significant contributor to the Company's net sales and operating results. The Company opened two new conventional communities during the first quarter of 1998.

New accounting standard
-----------------------
  Statement of Financial Accounting Standards No. 128, "Earnings per Share" requires the presentation of basic and fully diluted per share amounts, effective for financial statements issued for periods ending after December 15, 1997. Although early adoption is not permitted, the basic earnings per share calculation should approximate the current primary earnings per share calculation; however, the diluted per share calculation, when adopted, may be lower than the basic.

RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1996 AND 1995
====================================================================

Revenues
--------
  Revenues for the year ended November 30, 1996 were $122.4 million compared to revenues of $180.8 million for the year ended November 30, 1995. Deliveries of 549 homes resulted in housing revenues of $110.3 million for the year ended November 30, 1996. For the year ended November 30, 1995, the Company delivered 749 homes which generated $171.3 million of housing revenues. Housing revenues decreased for the year ended November 30, 1996 by $61.0 million or thirty-six percent (36%) compared to the year ended November 30, 1995, reflecting a decrease in deliveries and average selling prices realized on the deliveries to $201,000 in 1996 from $229,000 in 1995. Housing revenues decreased primarily due to a fifty percent (50%) decrease in homes delivered by the Company's Northeast division. The Northeast division deliveries were adversely impacted by a significantly lower level of backlog entering 1996 compared to 1995, the close out of seven communities during the year, and the opening and timing of fewer replacement communities as a result of conserving cash, repositioning the Northeast to one division and refocusing on the division's target markets. These results were partially offset by a sixty-five percent (65%) and forty-two percent (42%) increase in 1996 in the Florida division housing revenues and home deliveries, respectively, compared to the prior year. The Florida division benefited in 1996 from higher sales activity due to more communities open for sale including five new communities opened during the first half of 1996 which contributed to the improved delivery levels realized in the fourth quarter of 1996. The decrease in the average sales price was attributable to the greater proportion of the Company's homes delivered in 1996 coming from the Florida division, where average selling prices are typically lower than in the communities served in the Northeast. Revenues include the sales of land, options, and commercial land and buildings of $12.0 million for the period ended November 30, 1996 compared to $8.5 million for 1995.

Gross profit
------------
  The Company's gross profit margin on homes delivered was approximately thirteen percent (13%) during the year ended November 30, 1996, compared to a gross profit on homes, excluding the $1.6 million charge for impaired homebuilding assets, of twelve percent (12%) in the year ended November 30, 1995. The gross profit margin on homes delivered in 1996 was favorably impacted by the increased deliveries and related gross profit from the Company's Florida division. The Company's gross profit margin from the Northeast division also improved from the prior year due to deliveries from new communities reflecting the division's strategy to focus on the second and third time move-up buyer and its marketing strategy to emphasize quality, features and value. However, the overall gross profit margin for the year reflected intensive competition and sales incentives to homebuyers. Housing gross profit declined by $5.8 million for the year ended November 30, 1996, due to the decreased deliveries in the Northeast which was partially offset by the Florida division increases in deliveries and related gross profit. Included in the Company's gross profit is the profit from the sales of land and commercial land and buildings for the years ended 1996 and 1995 of $2.3 million and $500,000, respectively.

  During the year ended November 30, 1996, the Company resolved certain issues relating to sales tax, litigation and construction obligations and, therefore, reversed approximately $440,000 in accrued liabilities. These reductions were reflected in Cost of revenues.

  During the second quarter of fiscal 1995, as a result of the consolidation of the New Jersey-North and New Jersey-South divisions and economic and market conditions including a decreased sales pace, the Company decided not to incur further preacquisition costs on nine properties controlled under option. These actions resulted in a pretax charge of approximately $1.1 million that was reflected in Cost of revenues. Also included in Cost of revenues is a $1.1 million pretax credit realized from the reversal of a reserve previously provided on a community completed in 1995. This reserve related to a $1.1 million payable that the Company, in finalizing the accounting for this community in the second quarter of 1995, determined, based upon further review and advice of counsel, had been discharged by reason of the creditor's failure to take certain actions in connection with the Company's bankruptcy reorganization.

  In the year ended November 30, 1995, the Company recorded non-cash charges for impaired assets of $1.6 million. This determination was based upon decreased sales absorption levels in the Northeast which continued into the fourth quarter of 1995 and the reevaluation of the ultimate use of a parcel in Florida.

Selling, general and administrative expenses
--------------------------------------------
  Selling, general and administrative expenses decreased to $15.0 million (12% of revenues) for the year ended November 30, 1996, compared to $18.9 million (10% of revenues) for the year ended November 30, 1995, reflecting a $3.9 million decrease. The decrease was principally due to a reduction in selling costs resulting from lower levels of home deliveries and fewer communities open for sales and deliveries in 1996, lower advertising and employee costs due to the winddown of the Chicago operations, the consolidation of the Northeast division and the continued efforts of management to reduce fixed costs. The increase in selling, general and administrative expenses as a percentage of revenues was principally due to lower delivery levels and related revenues for 1996.

Nonrecurring charges
--------------------
  In November 1995, the Company decided to wind down the Chicago division due to unfavorable results and prospects. As a result, a primarily non-cash
$1.1 million charge was recorded in the fourth quarter of 1995 and was included in Restructuring charges. Also included in Restructuring charges in 1995 was $840,000 in severance benefits, $200,000 of which resulted from the March 1995 rightsizing, primarily from the consolidation of the New Jersey-North and New Jersey-South divisions, that resulted in the reduction of approximately twenty percent (20%) of the Company's workforce; and $640,000 that resulted from a severance arrangement entered into with the Company's former President in November 1995, which required the Company to make a lump sum payment and pay the remaining premium on a whole life insurance policy in January 1996. During 1996, the Company substantially completed the winddown of the Chicago division by the build out and sale of certain lots and bulk sale of the remaining finished lots.

Interest
--------
  Gross interest cost was approximately $5.5 million for the year ended November 30, 1996, compared to $7.1 million for the year ended November 30, 1995, respectively. The decrease in gross interest cost for the year ended November 30, 1996 resulted from substantially lower average loan balances throughout the year compared to the year ended November 30, 1995. The average debt outstanding under the Company's Revolving Credit Facility was $45.4 million for the year ended November 30, 1996 compared to $58.1 million for the prior year. Interest capitalized in the year ended November 30, 1996 was $4.1 million compared to $5.0 million in the year ended November 30, 1995. The decrease in capitalized interest was primarily a result of lower inventory levels.

Other income
------------
  Included in Other income for the year ended November 30, 1996 is $460,000 that represents payments received during the year on a note previously reserved. During 1995, the Company received $890,000 that represented payments received primarily in the fourth quarter in connection with the dissolution and liquidation of Talcon, L.P. ("Talcon") in complete satisfaction of Talcon's debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon due to the uncertainty of collection that resulted from the fact that Talcon had commenced dissolution proceedings in 1994 and was in default with respect to approximately
$8.3 million of borrowings under a loan agreement with its bank lender.

Taxes
-----
  Results for the year ended November 30, 1996 reflect a provision in lieu of taxes for financial reporting purposes of $578,000 which was primarily non-cash and, therefore, did not impact the Company's cash position, tangible net worth or earnings before interest, taxes, depreciation and amortization ("EBITDA"). In 1995, a provision in lieu of taxes was also recorded in the amount of $831,000. The net operating loss carryforwards and other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995.

Sales activity
--------------
  Net sales contracts of $114.5 million (548 homes) were recorded by the Company during the year ended November 30, 1996, representing increases in the dollar value of contracts of five percent (5%) and contracts of ten percent (10%) compared to $108.7 million (496 homes) in the same period in 1995. Fiscal 1996 net sales activity benefited from the opening of seven new communities in the Florida division contributing to a fifty-six percent (56%) and sixty-nine percent (69%) increase in net home sales and dollars, respectively, compared to 1995. Partially offsetting these increases is the reduction in Northeast division net sales during 1996 from 1995 attributable to the winddown of seven communities during the year, the opening of fewer replacement communities and the timing of such openings. As of November 30, 1996, eight active communities were open for sales in the Northeast division compared to eleven at November 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

  During the past several years, the Company has financed its operations primarily from internally generated funds from home deliveries, land sales and sales of commercial land and buildings. In June 1997, the Company retired its revolving credit facility which had been amended and restated in April 1997 (the "Amended Facility"). The principal balance outstanding of $42.0 million was discounted and paid off for $39.4 million. The Company refunded and replaced the Amended Facility with a new, secured revolving credit facility (the "New Facility") from BankBoston, N.A. (the "Lender"). The New Facility provides borrowing availability of $45.0 million (subject to "borrowing base" limitations) during its initial three year term, expiring in June 2000. The Lender's commitment includes an agreement to issue up to $5.0 million of letters of credit which will be applied against borrowing availability. At the request of the Company, the New Facility provides the lender with an option at the end of each year to extend the facility for an additional year, thereby resulting in an ongoing three-year term.

  The New Facility contains more favorable terms than the facility it replaced, including the interest rate charged to the Company of prime plus one percent (1%) or a Eurodollar rate option (based upon LIBOR) plus three and one half percent (3.5%), no commitment reductions and more financial and operating flexibility, in addition to the longer term. The New Facility permits up to $10 million of non-recourse purchase money financing from other sources. It is anticipated that the Company's effective interest rate under the New Facility will be higher than under the Amended Facility due to the amortization of debt issuance costs of approximately $3.5 million over the initial three-year term of the New Facility.

  The New Facility contains certain financial and operating covenants including, among others, covenants that require the Company to maintain a specified level of tangible net worth and certain debt service and interest coverage ratios. In addition, the New Facility prohibits the payment of dividends and limits the amount of land inventory which may be held by the Company and the Company's ability to incur certain additional indebtedness, make certain investments, acquire certain assets, dispose of assets and enter into merger and acquisition transactions without Lender approval.

  Calton, Inc.'s primary operating subsidiary, Calton Homes, Inc. (the "Borrower"), subsequent to the sale of the Company's Florida homebuilding assets, is the primary obligor under the New Facility. Calton and certain of its subsidiaries have guaranteed the obligations of the Borrower under the New Facility. Borrowings under the New Facility are secured by a lien upon substantially all of the assets of the Borrower and a pledge of the Borrower's outstanding stock and the stock of the Company's subsidiaries.

  On November 30, 1997, the Company sold its Orlando, Florida homebuilding assets for $16.7 million in cash. Approximately $15.8 million of the proceeds from the sale were used to reduce outstanding borrowings under the Company's New Facility. This transaction helped the Company improve its debt-to-equity ratio to .63 to one at November 30, 1997, compared to 1.56 to one at the end of fiscal 1996.

  For the twelve month period ended November 30, 1997, the Company's EBITDA was $8.7 million compared to $7.3 million in 1996. As of November 30, 1997, the unused commitment under the New Facility was approximately $26.5 million, of which $9.4 million was available for borrowing, based upon a prescribed borrowing base calculation. As of November 30, 1997, $17.5 million was outstanding under the New Facility in addition to $1.0 million of letters of credit as compared to $39.5 million under the Amended Facility at November 30,1996. The average debt outstanding under the New Facility and prior revolving credit agreement was $40.2 million for the year ended November 30, 1997, compared to $45.4 million for the prior year. The Company anticipates the average debt outstanding in fiscal 1998 to be less than in 1997 as part of its strategy to finance more inventory with its own equity thereby maintaining an improved debt to equity ratio over prior years.

  The Company believes that funds generated by its operating activities, income tax payment reductions derived from NOL utilization, financing land acquisitions through rolling options and seller mortgages when available, and borrowing availability under the New Facility will provide sufficient capital to support the Company's operations.

CASH FLOWS FROM OPERATING ACTIVITIES
====================================

  Operating activities provided $24.0 million of cash for the year ended November 30, 1997 as compared to $5.7 million in 1996. A significant amount of the $24.0 million of cash generated from operations resulted from the $17.4 million decrease in inventories that was primarily due to the sale of the Orlando, Florida homebuilding assets. Also included in cash generated from operations in 1997 is a decrease in its receivables of $4.9 million, which is primarily attributable to the improved cash management system under the New Facility, and the release of cash held as collateral for performance guarantees during the year.

  Cash was utilized from the sale of the Florida assets to pay off accounts payable and accrued expenses associated with the sale. In addition, the Company's business insurance and certain bond obligations were also reduced.

  For the years ended November 30, 1996 and 1995, the Company generated $5.7 million and $22.8 million in cash from operations, respectively. Both years generated cash primarily from the decrease of inventory net of land acquisitions of $23.3 million and $10.5 million in 1996 and 1995, respectively. During fiscal years ended 1996 and 1995, cash generated from the sale of commercial properties was $1.9 million and $7.2 million, respectively.

CASH FLOWS FROM INVESTING ACTIVITIES
====================================

  During 1996, the Company received a $725,000 distribution from a joint venture in which it previously participated.

CASH FLOWS FROM FINANCING ACTIVITIES
====================================

  During the year ended November 30, 1997 the Company reduced its outstanding debt by approximately $23.2 million, including a reduction of $22.0 million in the amount outstanding under the New Facility to $17.5 million utilizing the cash proceeds from the sale of the Florida homebuilding assets at the end of 1997. The Company retired its Amended Facility in the third quarter at a discount of $2.6 million and replaced this facility with a New Facility from BankBoston, N.A. In obtaining the New Facility, the Company paid approximately $3.5 million in debt issuance costs which the Company concurrently financed with proceeds from the New Facility. Approximately $24.0 million of cash from operations for the year ended 1997 was utilized to reduce the borrowings under the New Facility. The New Facility provides an improved cash management system whereby all excess cash is required to reduce the line of credit and the Company's operating account is not funded until checks written are presented to the Lender for payment. At November 30, 1997, the Company issued checks totaling approximately $3.0 million that had not been presented and, accordingly, these amounts are categorized as Cash overdraft. The Company anticipates borrowing under the New Facility to purchase land and fund operations during the first half of fiscal 1998 and to reduce outstanding borrowings as delivery levels increase over the balance of the year.

  During 1996 and 1995, the Company reduced its outstanding debt by $7.2 million and $23.2 million, respectively, in conjunction with the Company's current and prior strategy to reduce its debt obligations and improve its financial condition. Proceeds from operating activities in both years and investing activities in 1996 were utilized to reduce the Company's outstanding debt.

INFLATION

  The Company, as well as the homebuilding industry in general, may be adversely affected by inflation that can cause increases in the price of land, raw materials and labor. Unless cost increases are recovered through higher sales prices, gross margins can decrease. Increases in interest rates result in higher construction and financing costs that can also adversely affect gross margins. In addition, increases in home mortgage interest rates make it more difficult for the Company's customers to qualify for mortgage loans, potentially reducing the demand for homes. Historically, the Company, in periods of high inflation, has generally been able to recover increases in land, construction, labor and interest expenses through increases in selling prices.

FORWARD LOOKING STATEMENTS

  All statements, other than statements of historical fact, included in this Annual Report, including without limitation the statements under "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such potential risks and uncertainties, include without limitation, matters related to national and local economic conditions, the effect of governmental regulation on the Company, the competitive environment in which the Company operates, changes in interest rates, home prices, availability and cost of land for future growth, the timing of land acquisition and product development, the availability and cost of labor and materials, and other risk factors detailed herein and in the Company's Securities and Exchange Commission filings.

Consolidated Balance Sheet
November 30, 1997 And 1996



                                                     1997            1996
Assets                                           ------------    ------------
 Cash and cash equivalents. . . . . . . . . .    $  7,142,000    $  4,292,000
 Receivables. . . . . . . . . . . . . . . . .       5,430,000       9,274,000
 Inventories. . . . . . . . . . . . . . . . .      43,972,000      65,525,000
 Commercial land. . . . . . . . . . . . . . .       7,120,000       7,512,000
 Prepaid expenses and other assets. . . . . .       3,923,000       2,154,000
                                                 ------------    ------------
  Total assets. . . . . . . . . . . . . . . .    $ 67,587,000    $ 88,757,000
                                                 ============    ============


Liabilities and Shareholders' Equity
 Revolving credit agreement . . . . . . . . .    $ 17,325,000    $ 39,500,000
 Mortgages payable. . . . . . . . . . . . . .       3,234,000       4,445,000
 Accounts payable . . . . . . . . . . . . . .       3,630,000       4,811,000
 Cash overdraft . . . . . . . . . . . . . . .       2,981,000              --
 Accrued expenses and other liabilities . . .       7,567,000      11,915,000
                                                 ------------    ------------
  Total liabilities . . . . . . . . . . . . .      34,737,000      60,671,000
                                                 ------------    ------------

Commitments and contingent liabilities

Shareholders' Equity
 Common stock, $.01 par value,
  53,700,000 shares authorized; issued and
  outstanding 26,615,000 in 1997 and
  26,527,000 in 1996. . . . . . . . . . . . .         266,000         265,000
 Paid in capital. . . . . . . . . . . . . . .      26,827,000      23,441,000
 Retained earnings. . . . . . . . . . . . . .       5,757,000       4,380,000
                                                 ------------    ------------
  Total shareholders' equity. . . . . . . . .      32,850,000      28,086,000
                                                 ------------    ------------
  Total liabilities and shareholders' equity.    $ 67,587,000    $ 88,757,000
                                                 ============    ============



         See accompanying notes to consolidated financial statements.

Consolidated Statement Of Operations



                                              Years Ended November 30,
                                          1997          1996          1995
                                      ------------  ------------  ------------
Revenues. . . . . . . . . . . . . .   $126,588,000  $122,435,000  $180,843,000

Costs and expenses
 Cost of revenues . . . . . . . . .    110,419,000   105,645,000   159,690,000
 Selling, general and
  administrative. . . . . . . . . .     14,928,000    14,953,000    18,845,000
 Impairment of assets . . . . . . .        750,000            --     1,593,000
 Restructuring charges. . . . . . .             --            --     1,940,000
                                      ------------  ------------  ------------
                                       126,097,000   120,598,000   182,068,000
                                      ------------  ------------  ------------
Income (loss) from operations . . .        491,000     1,837,000    (1,225,000)

Other charges (credits)
 Interest expense, net. . . . . . .      1,264,000     1,266,000     1,847,000
 Other income . . . . . . . . . . .     (1,096,000)     (460,000)     (765,000)
                                      ------------  ------------  ------------
Income (loss) before income taxes
 and extraordinary gain . . . . . .        323,000     1,031,000    (2,307,000)
Provision for income taxes. . . . .        209,000       578,000       831,000
                                      ------------  ------------  ------------
Income (loss) before
 extraordinary gain . . . . . . . .        114,000       453,000    (3,138,000)
Extraordinary gain from
 extinguishment of debt, net of a
 $842,000 provision in lieu of
 income taxes . . . . . . . . . . .      1,263,000            --            --
                                      ------------  ------------  ------------
Net income (loss) . . . . . . . . .   $  1,377,000  $    453,000  $ (3,138,000)
                                      ============  ============  ============
Income (loss) per share
 Income (loss) before
  extraordinary gain. . . . . . . .   $         --  $        .02  $       (.12)
 Extraordinary gain . . . . . . . .            .05            --            --
                                      ------------  ------------  ------------
 Net income (loss) per share. . . .   $        .05  $        .02  $       (.12)
                                      ============  ============  ============



         See accompanying notes to consolidated financial statements.

Consolidated Statement Of Cash Flows


                                              Years Ended November 30,
Cash Flows from Operating Activities      1997          1996          1995
                                      ------------  ------------  ------------
 Net income (loss). . . . . . . . .   $  1,377,000  $    453,000  $ (3,138,000)
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities
   Depreciation and amortization. .      1,384,000     1,418,000     1,741,000
   Provision for income taxes . . .        209,000       578,000       831,000
   Issuance of stock under 401(k)
    Plan and other. . . . . . . . .         41,000        42,000       213,000
   Restructuring charges. . . . . .             --            --     1,940,000
   Provision for estimated net
    realizable value. . . . . . . .        750,000            --     1,593,000
   Amortization of debt financing
    fees. . . . . . . . . . . . . .        624,000       316,000       195,000
   Extraordinary gain from
    extinguishment of debt, net . .     (1,263,000)           --            --
   Refund of taxes, net . . . . . .      1,871,000            --            --
   Option abandonments. . . . . . .             --            --     1,050,000
   Reserve reversal . . . . . . . .       (267,000)     (440,000)   (1,113,000)
   Decrease (increase) in
    receivables . . . . . . . . . .      4,944,000       (37,000)   (1,141,000)
   Decrease in inventories. . . . .     17,427,000     4,561,000    19,739,000
   (Increase) decrease in
    commercial land and buildings .        (26,000)    1,868,000     7,158,000
   Decrease in accounts payable,
    accrued expenses and other
    liabilities . . . . . . . . . .     (3,685,000)   (2,997,000)   (5,508,000)
   Decrease (increase) in prepaid
    expenses and other assets . . .        584,000       (79,000)     (750,000)
                                      ------------  ------------  ------------
                                        23,970,000     5,683,000    22,810,000
                                      ------------  ------------  ------------

Cash Flows from Investing Activities
 Distribution from joint venture. .             --       725,000            --
 Increase in property and
  equipment . . . . . . . . . . . .        (25,000)      (58,000)     (237,000)
                                      ------------  ------------  ------------
                                           (25,000)      667,000      (237,000)
                                      ------------  ------------  ------------

Cash Flows from Financing Activities
 Retirement of revolving
  credit agreement. . . . . . . . .    (39,350,000)           --            --
 Repayment under revolving
  credit agreement. . . . . . . . .             --    (9,500,000)  (19,500,000)
 Proceeds under revolving
  credit agreement. . . . . . . . .      2,500,000     4,000,000     4,500,000
 Proceeds under new facility. . . .     50,475,000            --            --
 Repayments under new facility. . .    (32,903,000)           --            --
 Cash overdraft . . . . . . . . . .      2,981,000            --            --
 Payments of debt financing fees. .     (3,535,000)           --            --
 Decrease in mortgages payable. . .     (1,263,000)   (1,719,000)   (8,171,000)
                                      ------------  ------------  ------------
                                       (21,095,000)   (7,219,000)  (23,171,000)
                                      ------------  ------------  ------------

Net increase (decrease) in cash and
 cash equivalents . . . . . . . . .      2,850,000      (869,000)     (598,000)
Cash and cash equivalents at
 beginning of year. . . . . . . . .      4,292,000     5,161,000     5,759,000
                                      ------------  ------------  ------------
Cash and cash equivalents at
 end of year. . . . . . . . . . . .   $  7,142,000  $  4,292,000  $  5,161,000
                                      ============  ============  ============



         See accompanying notes to consolidated financial statements.

Consolidated Statement Of Shareholders' Equity


                                                                      Total
                              Common       Paid In     Retained   Shareholders'
                               Stock       Capital     Earnings      Equity
                            -----------  -----------  -----------  -----------
Balance, Nov. 30, 1994. .   $   260,000  $21,720,000  $ 7,065,000  $29,045,000
Net loss. . . . . . . . .            --           --   (3,138,000)  (3,138,000)
Issuance of stock under
 401(k) Plan. . . . . . .         4,000      209,000           --      213,000
Provision in lieu of
 income taxes . . . . . .            --      831,000           --      831,000
Amortization of deferred
 compensation related to
 stock option plan. . . .            --       62,000           --       62,000
                            -----------  -----------  -----------  -----------
Balance, Nov. 30, 1995. .       264,000   22,822,000    3,927,000   27,013,000
Net income. . . . . . . .            --           --      453,000      453,000
Issuance of stock under
 401(k) Plan. . . . . . .         1,000       41,000           --       42,000
Provision in lieu of
 income taxes . . . . . .            --      578,000           --      578,000
                            -----------  -----------  -----------  -----------
Balance, Nov. 30, 1996. .       265,000   23,441,000    4,380,000   28,086,000
Net income. . . . . . . .            --           --    1,377,000    1,377,000
Issuance of stock under
 401(k) Plan. . . . . . .         1,000       30,000           --       31,000
Provision in lieu of
 income taxes . . . . . .            --    1,265,000           --    1,265,000
Tax refund. . . . . . . .            --    1,871,000           --    1,871,000
Issuance of stock
 warrants . . . . . . . .            --      210,000           --      210,000
Shares issued under
 stock option plan and
 other. . . . . . . . . .            --       10,000           --       10,000
                            -----------  -----------  -----------  -----------
Balance, Nov. 30, 1997. .   $   266,000  $26,827,000  $ 5,757,000  $32,850,000
                            ===========  ===========  ===========  ===========




         See accompanying notes to consolidated financial statements.

                  Notes To Consolidated Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ==========================================

  Principles of consolidation
  ---------------------------
  The consolidated financial statements include the accounts of Calton, Inc. and all of its wholly-owned and majority-owned subsidiaries (the "Company"). On November 30, 1997, the Company sold the Orlando, Florida homebuilding assets, leaving Calton Homes, Inc. as the primary operating subsidiary. All significant intercompany accounts and transactions have been eliminated.

  For the years ended November 30, 1997, 1996 and 1995, the Orlando, Florida division generated revenues of $39,622,000, $37,829,000 and $22,632,000, respectively. Total assets of the Orlando, Florida division as of November 30, 1996 were $16,778,000.

  The Company designs, constructs and sells single family detached homes in central New Jersey.

  Certain reclassifications have been made to prior years' financial statements in order to conform with the 1997 presentation.

Income recognition
------------------
  Revenue and cost of revenue on sales of homes are recognized when individual homes are completed, and title and other attributes of ownership have been transferred to the buyer by means of a closing. Revenue and cost of revenue on land sales are recognized when all conditions precedent to closing have been fulfilled, a specified minimum down payment has been received and it is expected that the resulting receivable will be collected.

Cash and cash equivalents
-------------------------
  Cash equivalents consist of short-term, highly liquid investments, with original maturities of three months or less, that are readily convertible into cash. The amount classified as Cash overdraft represents a book overdraft on checks written that were not presented to the Company's Lender for payment as of November 30, 1997, not withstanding the fact that no bank overdraft occurred.

Inventories
-----------
  Inventories are stated at the lower of cost or the amount computed in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("FAS 121"). In performing the analysis of recoverability, the future cash flows expected to result from the use of each asset and its ultimate disposition is estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. In a buildout of a community, certain assumptions are made concerning future sales prices and absorption levels for sales and closings in the community's life span. There is an inherent risk that those assumptions made may not occur.

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

Commercial land
---------------
  Commercial land stated at estimated fair value, includes certain assumptions in its ultimate disposition such as future cash flow, the ability of the Company to obtain certain zoning changes and regulatory or governmental approvals. There is an inherent risk that those assumptions may not be realized.

Income taxes
------------
  Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards No. 109 (see Note 8).

Prepaid expenses and other assets
---------------------------------
  Prepaid expenses and other assets consist primarily of deferred financing fees, prepaid architect fees and prepaid insurance. Deferred financing fees represent debt issuance costs incurred in conjunction with the new secured, revolving credit facility and will be amortized over its initial three-year term (see Note 5). Prepaid architect fees are amortized on a per unit basis as homes are delivered.

Risks and uncertainties
-----------------------
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  The Company, as well as the homebuilding industry in general, is very sensitive to economic conditions. Inflation, interest rate fluctuations, available capital and consumer confidence impact the ability of the Company to market, sell and build homes.

Per share computations
----------------------
  Per share computations are based upon the weighted average number of shares of common stock outstanding (26,567,000, 26,491,000 and 26,281,000 for 1997,
1996 and 1995, respectively).

  Statement of Financial Accounting Standards No. 128, "Earnings per Share" requires the presentation of basic and fully diluted per share amounts, effective for financial statements issued for periods ending after December 15, 1997. Although early adoption is not permitted, the basic earnings per share calculation should approximate the current primary earnings per share calculation; however, the diluted per share calculation, when adopted, may be lower than the basic.

Stock-Based Compensation
------------------------
  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), establishes a fair value based method of accounting for stock-based compensation plans, including stock options. FAS 123 allows the Company to continue accounting for stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but requires it to provide pro forma net income and earnings per share information "as if" the new fair value approach had been adopted. Because the Company continued to account for its stock option plans under APB 25, there was no impact on the Company's consolidated financial statements resulting from implementation of FAS 123 (see Note 7).


2.  RECEIVABLES
    ===========

  Receivables consist of the following (amounts in thousands):

                                                              November 30,
                                                             1997      1996
                                                            -------   -------
Mortgages and notes receivable, net . . . . . . . . . . .   $ 1,415   $ 1,491
Due from municipalities . . . . . . . . . . . . . . . . .     1,391     2,446
Closing proceeds due. . . . . . . . . . . . . . . . . . .       991     3,850
Other . . . . . . . . . . . . . . . . . . . . . . . . . .     1,633     1,487
                                                            -------   -------
                                                            $ 5,430   $ 9,274
                                                            =======   =======

3.  INVENTORIES
    ===========

  The components of inventories are as follows (amounts in thousands):

                                                              November 30,
                                                             1997      1996
                                                            -------   -------
Land and land development costs . . . . . . . . . . . . .   $21,936   $22,969
Homes, lots and improvements in production. . . . . . . .    17,468    33,819
Land purchase options and cost of projects in planning. .     4,568     8,737
                                                            -------   -------
                                                            $43,972   $65,525
                                                            =======   =======

  Homes, lots and improvements in production represent all costs of homes under construction including model homes, land and land development costs and the related carrying costs of these lots.

  Interest capitalized in inventories is charged to interest expense as part of Cost of revenues when the homes are delivered or land sales close. Interest incurred, capitalized and expensed for the years ended November 30, 1997, 1996 and 1995 is as follows (amounts in thousands):

                                                    Years Ended November 30,
                                                    1997      1996      1995
                                                   ------    ------    ------
Interest expense incurred . . . . . . . . . . .    $5,395    $5,472    $7,114
Interest capitalized. . . . . . . . . . . . . .     4,009     4,067     5,016
                                                   ------    ------    ------
 Interest expense - net . . . . . . . . . . . .     1,386     1,405     2,098
Capitalized interest amortized in
 cost of revenues . . . . . . . . . . . . . . .     4,889     3,616     4,123
                                                   ------    ------    ------
Interest cost reflected in pretax income. . . .    $6,275    $5,021    $6,221
                                                   ======    ======    ======

  The Company adopted FAS 121 on December 1, 1996, which requires impairment losses to be recorded on communities under development when events and circumstances indicate that they may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their related carrying amounts. The impact of adopting FAS 121 was immaterial. During the three months ended August 31, 1997, inventory with a carrying amount of approximately $2,000,000 was written down by $350,000. The writedown is based primarily upon management's decision to withdraw from a community in the Northeast division due to local environmental conditions and their effect on land values and resale activity that adversely impacted the expected return on investment from this community. For the years ended November 30, 1996 and 1995, adjustments for impairment of value were zero in 1996 and $1,593,000 during 1995.

  During 1997, the Company acquired $17,371,000 of land and land options. During 1996, the Company acquired $21,100,000 of land and land options, $4,730,000 of which was financed by purchase money mortgages. During 1995, the Company acquired $10,511,000 of land and land options.


4.  COMMERCIAL LAND
    ===============

  In the fourth quarter of 1997, the Company recorded a charge for impaired commercial land in the amount of $400,000. In February 1998, the Company closed on the sale of its largest remaining parcel of commercial land, located in eastern Pennsylvania, for $4,050,000 that will result in no gain or loss recorded in the first quarter of fiscal 1998.

  During 1996, the Company disposed of commercial land and buildings representing three parcels of land and a commercial building for total revenues of $3,169,000 that provided $1,780,000 in cash for operations and a pretax gain of $1,100,000.

  The Company's remaining commercial properties consist of land located in New Jersey, Florida, California and Pennsylvania. These properties are available for sale as a result of management's focus on residential homebuilding.

5.  REVOLVING CREDIT AGREEMENT
    ==========================

  In June 1997, the Company retired its revolving credit facility that had been amended and restated in April 1997 (the "Amended Facility"). The principal balance outstanding of $42,000,000 was discounted and paid off for $39,350,000.

  The Company refunded and replaced the Amended Facility with a new, secured revolving credit facility (the "New Facility") from BankBoston, N.A. (the "Lender"). The New Facility provides borrowing availability of $45,000,000 (subject to "borrowing base" limitations) during its initial three year term expiring in June 2000. The Lender's commitment includes an agreement to issue up to $5,000,000 of letters of credit which will be applied against borrowing availability. At the request of the Company, the New Facility provides the Lender with an option at the end of each year to extend the facility for an additional year, thereby resulting in an ongoing three-year term.

  The New Facility contains more favorable terms than the facility it replaces, including the interest rate charged to the Company of prime plus one percent (1%) or a Eurodollar rate option (based upon LIBOR) plus three and one half percent (3.5%), no commitment reductions and more financial and operating flexibility, in addition to the longer term. The New Facility permits up to $10,000,000 of non-recourse purchase money financing from other sources. It is anticipated that the Company's effective interest rate on the New Facility will be higher than under the Amended Facility due to the amortization of debt issuance costs of approximately $3,500,000 over the initial three-year term of the New Facility.

  The New Facility contains certain financial and operating covenants including, among others, covenants that require the Company to maintain a specified level of tangible net worth and certain debt service and interest coverage ratios. In addition, the New Facility prohibits the payment of dividends and limits the amount of land inventory which may be held by the Company and the Company's ability to incur certain additional indebtedness, make certain investments, acquire certain assets, dispose of assets and enter into merger and acquisition transactions without Lender approval.

  Calton's primary operating subsidiary, Calton Homes, Inc. (the "Borrower"), is the primary obligor under the New Facility. Calton and certain of its subsidiaries have guaranteed the obligations of the Borrower under the New Facility. Borrowings under the New Facility are secured by a lien upon substantially all of the assets of the Borrower and a pledge of the Borrower's outstanding stock and the stock of certain of the Company's subsidiaries.

  The average interest rate for the years ended November 30, 1997 and 1996 was 12.5% and 11.3%, respectively. The average amounts borrowed for the corresponding years were $40,237,000 and $45,445,000, respectively. The total amount of interest paid, net of amounts capitalized, in the years ended November 30, 1997, 1996 and 1995 was $1,499,000, $1,445,000 and $2,124,000,
respectively. For the year ended November 30, 1997, the Company's EBITDA was $8,735,000. Approximately $9,400,000 was available to be borrowed under the New Facility based upon a prescribed borrowing base calculation as of November 30, 1997. As of November 30, 1997, $17,500,000 was outstanding under the New Facility in addition to $1,000,000 of letters of credit.


6.  MORTGAGES PAYABLE
    =================

  Approximately $7,000,000 of inventories are pledged as collateral for purchase money mortgages to land sellers at November 30, 1997 compared to $6,700,000 at November 30, 1996. The interest rate on each of the purchase money mortgages is prime (8.50% at November 30, 1997) and interest is payable on a monthly or semi-annual basis. Mortgages payable mature as follows: 1998 - $2,172,000 and in 1999 - $1,062,000. The weighted average interest rate for mortgages payable for the years ended November 30, 1997 and 1996 was 8.3% and 8.7%, respectively.


7.  SHAREHOLDERS' EQUITY
    ====================

  The Company's Certificate of Incorporation provides for 53,700,000 authorized shares of Common Stock (par value $.01 per share), 2,600,000 shares of Redeemable Convertible Preferred Stock (par value $.10 per share) and 10,000,000 shares of Class A Preferred Stock (par value $.10 per share). None of the Preferred Stock is issued or outstanding.

  In May 1993, the Company adopted the Calton, Inc. 1993 Non-Qualified Stock Option Plan (the "1993 Plan") under which a total of 1,493,000 shares of Common Stock were reserved for issuance. Under the terms of the 1993 Plan, options may be granted at an exercise price designated by the Board of Directors. The exercise price of options granted range from $.31 to $.50 per share. Options granted under the 1993 Plan have a maximum term of ten years, with a weighted average contractual life of 4.4 years in 1997 and 5.4 years in 1996.

  In April 1996, the Company's shareholders approved the Company's 1996 Equity Incentive Plan (the "1996 Plan") under which a total of 2,000,000 shares of Common Stock were reserved for issuance. Under the terms of the 1996 Plan, options may be granted at an exercise price equal to the fair market value of the Common Stock on the date of grant (110% of such fair market value in the case of an incentive stock option granted to a 10% shareholder). The exercise prices of outstanding options range from $.34 to $.41 per share with vesting ranging from one to five years. The exercise period is up to ten years, with a weighted average contractual life of 8.3 years in 1997 and 9.3 years in 1996.

  Stock option transactions are summarized as follows (shares in thousands):

                                                             1996      1993
                                                             Plan      Plan
                                                            -------   -------
Options outstanding, November 30, 1995. . . . . . . . . .        --     1,270
 Granted. . . . . . . . . . . . . . . . . . . . . . . . .     1,285       220
 Forfeitures. . . . . . . . . . . . . . . . . . . . . . .       (61)     (107)
                                                            -------   -------
Options outstanding, November 30, 1996. . . . . . . . . .     1,224     1,383
 Granted. . . . . . . . . . . . . . . . . . . . . . . . .        35        --
 Forfeitures. . . . . . . . . . . . . . . . . . . . . . .      (154)      (23)
 Exercised. . . . . . . . . . . . . . . . . . . . . . . .       (10)       --
                                                            -------   -------
Options outstanding, November 30, 1997. . . . . . . . . .     1,095     1,360
                                                            =======   =======
Shares Exercisable. . . . . . . . . . . . . . . . . . . .       706     1,178
                                                            =======   =======

  The Company accounts for the stock option plans under APB 25. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methods prescribed under FAS 123 the Company's net income would have been reduced by approximately $79,000 and $111,000 for the years ended November 30, 1997 and 1996, respectively. On a pro forma basis, earnings per share would not have been reduced in either period. The estimated weighted average fair value of the options granted in each of the two fiscal years ended November 30, 1997 and 1996 is $.26, using the Black-Scholes option-pricing model, with the following assumptions: dividend yield - none, volatility of .9, risk free interest rate of 5.13%, assumed forfeiture rate of 8% and an expected life of 3.8 years at November 30, 1997 and 4.8 years at November 30, 1996.

  As a component of the consideration to enter into the New Facility, Calton issued the Lender a warrant (the "Warrant") to purchase 1,000,000 shares of Calton Common Stock at a price of $.50 per share. The Warrant, which is exercisable only in whole, becomes exercisable in January 1999 and expires in June 2004. The Lender must provide notice to the Company when it decides to exercise the Warrant. In such event, Calton has the option to repurchase the Warrant at a price based upon the difference between the then current market price of Calton's Common Stock and the exercise price of the Warrant. The Warrant was valued at $210,000 and will be amortized through interest expense over the initial three-year term of the New Facility. The unamortized value of the Warrant ($175,000) at November 30, 1997 is reflected as a reduction to the New Facility's amount outstanding of $17,500,000 on the Balance Sheet. The Lender is entitled to certain rights to have the shares issuable upon exercise of the Warrant registered for public sale. The Warrant contains provisions providing for an adjustment in the exercise price and number of shares issuable upon the exercise of the Warrant upon the occurrence of certain events, including sales of Calton Common Stock (other than pursuant to employee stock options) at prices below the exercise price of the Warrant or the then current market price of Calton's Common Stock. In addition, certain terms of the Warrant are subject to adjustment if the Company issues convertible securities, options or other warrants having terms more favorable to the holder of the Warrant.

8.  Income Taxes
    ============

  The components of the provision for income taxes are as follows (amounts in thousands):

                                                    Years Ended November 30,
                                                    1997      1996      1995
                                                   ------    ------    ------
Federal
 Current. . . . . . . . . . . . . . . . . . . .    $  455    $   --    $   --
 Deferred . . . . . . . . . . . . . . . . . . .      (102)       --        --
 Provision in lieu of income taxes .. . . . . .       257       351       479
State
 Current. . . . . . . . . . . . . . . . . . . .        57        --        79
 Deferred . . . . . . . . . . . . . . . . . . .        --        --        --
 (Benefit)/provision in lieu of income taxes. .      (458)      227       273
                                                   ------    ------    ------
                                                   $  209    $  578    $  831
                                                   ======    ======    ======

  The following schedule reconciles the federal provision for income taxes computed at the statutory rate to the actual provision for income taxes (amounts in thousands):

                                                    Years Ended November 30,
                                                    1997      1996      1995
                                                   ------    ------    ------
Computed provision/(benefit) for income taxes
 at 34% . . . . . . . . . . . . . . . . . . . .    $  110    $  351    $ (784)
Expenses for which deferred tax benefit
 cannot be currently recognized . . . . . . . .       501        --     1,263
State and local tax provision . . . . . . . . .       222       227       352
State tax reserves. . . . . . . . . . . . . . .      (624)       --        --
                                                   ------    ------    ------
Total provision for income taxes. . . . . . . .    $  209    $  578    $  831
                                                   ======    ======    ======

  In 1997, the resolution of certain state tax issues resulted in $624,000 of state tax reserves being reduced as a reduction to the 1997 provision for income taxes. In addition, included in the Company's extraordinary gain is a provision in lieu of income taxes of $842,000.

  Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at November 30, 1997 and 1996 are as follows (amounts in thousands):

                                    November 30, 1997        November 30, 1996
                                  ---------------------    --------------------
                                  Deferred     Deferred    Deferred    Deferred
                                    Tax        Tax Lia-      Tax       Tax Lia-
                                   Assets      bilities     Assets     bilities
                                  --------     --------    --------    --------
Fresh-start inventory reserves.   $    156     $     --    $    402    $     --
Income from joint ventures. . .        377          733         416         452
Inventory and other reserves. .      1,044           --       1,344          --
Preproduction interest. . . . .         --          386          --         536
Capitalized inventory costs . .        200        1,027         150         972
Federal net operating losses. .      7,744           --       9,083          --
State net operating losses. . .      8,003           --       8,991          --
Depreciation. . . . . . . . . .        453          554         382         373
Deferred state taxes. . . . . .        729           --         735          --
Other . . . . . . . . . . . . .        217           31         495          37
                                  --------     --------    --------    --------
                                    18,923        2,731      21,998       2,370
Valuation allowance . . . . . .    (16,090)          --     (19,628)         --
                                  --------     --------    --------    --------
   Total deferred taxes . . . .   $  2,833     $  2,731    $  2,370    $  2,370
                                  =========    ========    ========    ========

  Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. For federal and state tax purposes, a valuation allowance was provided on substantially all of the net deferred tax assets due to uncertainty of realization.

  The federal net operating loss carryforward for tax purposes is approximately $22,776,000 at November 30, 1997 and $26,500,000 at November 30, 1996. The
Company's ability to use its deferred tax assets, created prior to the change in the Company's ownership, to offset future income is $1,627,000 per year under Section 382 of the Internal Revenue Code as a result of the change in control of the Company in November of 1995. These federal carryforwards will expire between 2008 and 2011. In 1997, the Company received a tax refund related to prior periods of $2,442,000. Also in 1997, the Company paid income taxes of $30,000. In 1996, no such payment had been made.


9.  COMMITMENTS AND CONTINGENT LIABILITIES
    ======================================

  (a) In July 1994, an action was filed against Calton Homes, Inc., the Township of Plainsboro, New Jersey and its planning board, certain real estate brokers and certain unnamed officers of Calton Homes, Inc., by approximately 60 purchasers in the Company's Princeton Manor development seeking compensatory and punitive damages arising out of an alleged failure to disclose that a portion of the property adjacent to the community could be developed by Plainsboro Township as a public works site. A report submitted to the court by the plaintiffs' expert indicates that the values of only 18 of the plaintiffs' homes were affected by the development of the public works site. Notwithstanding the submission of the expert's report, the Company does not believe that the values of any of the plaintiffs' homes have been impaired. The Company is vigorously contesting this matter and, although there can be no assurances, does not believe that the case will have any material effect on the financial position, results of operations or cash flows of the Company.

  (b) In February 1998, the United States District Court, District of Massachusetts, dismissed, by summary judgment, the claim made by the Federal Deposit Insurance Corporation (the "FDIC"), in its capacity as Liquidating Agent/Receiver of Eliot Savings Bank, that Calton, Inc. had assumed approximately $8,700,000 of liability under a promissory note issued by a joint venture in which a Talcon, L.P. ("Talcon") subsidiary had an interest. At this juncture, the FDIC has not appealed this decision and the only remaining causes of action against Calton, Inc. in this matter, which commenced in June 1996, involve a claim that Calton, Inc. breached an alleged agreement with Eliot Savings Bank to maintain a $1,000,000 net worth in a subsidiary that served as a general partner of the issuer of the note. The FDIC alleges actual damages of $1,000,000 (plus interest and costs) and is seeking treble damages under the Massachusetts General Laws Chapter 93A. Inasmuch as Calton, Inc. never entered into any such agreement with Eliot Bank, it believes that the FDIC's position is contrary to applicable law and without merit. The Company is vigorously contesting this matter but there can be no assurances that the case will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

  (c) The Company is involved from, time to time, in other litigation in the ordinary course of business. Management presently believes that the resolution of any such matter should not have a material, adverse effect on the financial condition, results of operations or cash flows of the Company.

  (d) The Company is obligated under an operating lease in New Jersey for office space expiring November 30, 2002 for the corporate and Northeast division office facility with total annual rentals of approximately $228,000. Rental expense for the years ended November 30, 1997, 1996 and 1995 amounted to $730,000, $726,000 and $781,000, respectively.

  (e) The Company has a qualified contributory retirement plan (401(k) Plan) which covers all eligible full-time employees with a minimum of one year of service. Employees may contribute up to eighteen percent (18%) of their annual compensation with employer matching at the Company's discretion. The Company's contribution to the plan was $30,000 in 1997, $42,000 in 1996 and $213,000 in 1995. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1997 was 15% of participant contributions. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1998 will be 50% of participant contributions, subject to a maximum of 3% of total compensation and $2,000 per employee.

  (f) Commitments include the usual obligations of housing producers for the completion of contracts in the ordinary course of business.

10.  INVESTMENTS IN JOINT VENTURES
     ==============================

  During the years ended November 30, 1997 and 1996, the Company received $525,000 and $460,000, respectively, on a fully reserved note receivable from a previous joint venture. The payment on the fully reserved note is classified as non-operating Other income. During 1996, the Company received $725,000 from the liquidation of a joint venture in which it previously participated.

  The Company previously wrote off its entire equity investment in Talcon. In connection with Talcon's dissolution and liquidation, it paid the Company $890,000 in 1995 in full satisfaction of its debt obligations. This payment was classified as non-operating Other (income) expense.


11.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)
     =======================================

  Quarterly financial results for the years ended November 30, 1997 and 1996 are as follows (amounts in thousands, except per share amounts):



                                   Three Months Ended
               ------------------------------------------------------------
               February 28,       May 31,       August 31,     November 30,
                   1997            1997            1997            1997
               ------------    ------------    ------------    ------------
Revenues. . .  $     22,609     $    24,596    $   28,036      $ 51,347(a)
Gross profit.         2,354           2,980         4,223         6,612(b)
Net income
(loss). . . .          (478)           (330)(c)     1,277(c)(e)(f)  908(c)(d)
Net income
(loss) per
share . . . .          (.02)           (.01)          .05           .03


                                   Three Months Ended
               ------------------------------------------------------------
               February 29,       May 31,       August 31,     November 30,
                   1996            1996            1996            1996
               ------------    ------------    ------------    ------------

Revenues. . .   $    19,456     $    28,675     $    33,355     $  40,949
Gross profit.         2,074           3,455(h)        4,746(i)      6,515(i)
Net income
(loss). . . .          (649)           (294)(g)         385(g)      1,011(g)
Net income
(loss) per
share . . . .          (.02)           (.01)            .01           .04

  (a)Includes revenues from the sale of the Company's Orlando, Florida homebuilding assets of $16,661,000.

  (b)Includes $615,000 pretax profit on the sale of Florida assets.

  (c)Includes pretax income in the second, third and fourth quarter of $200,000, $100,000 and $225,000, respectively, from the final payments of a note previously reserved.

  (d)Includes reversal of a state tax reserve of $624,000 due to the resolution of certain state tax issues.

  (e)Includes $571,000 of pretax interest income on a tax refund related to prior years.

  (f)Includes extraordinary gain of $1,263,000, net of a provision in lieu of income taxes, from the extinguishment of debt.

  (g)Includes pretax income in the second, third and fourth quarter of $110,000, $150,000 and $200,000, respectively, from the partial collection of a note previously reserved.

  (h)Includes a $150,000 reversal of a sales tax estimate accrued in the fourth quarter of 1995 and resolved in the second quarter of 1996.

  (i)Includes reversals of accruals in the amount of $105,000 and $185,000 on a pretax basis in the third and fourth quarters of 1996 due to the resolution of certain construction obligations and litigation exposures.

Report Of Independent Accountants
Board of Directors and Shareholders of Calton, Inc.

  We have audited the accompanying consolidated balance sheet of Calton, Inc. and Subsidiaries as of November 30, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended November 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calton, Inc. and Subsidiaries as of November 30, 1997 and 1996 and the consolidated results of their operations and their cash flows for the years ended November 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand, L.L.P.

Princeton, New Jersey
January 13, 1998, except for
Note 9(b) as to which the
date is February 19, 1998




Calton, Inc. Common Stock

  Calton, Inc. common stock is traded on the American Stock Exchange ("AMEX") under the symbol CN. The following reflects the high and low sales prices of the common stock during fiscal 1997 and 1996.

Fiscal 1997          High          Low
                     -----         ----
1st Quarter . . .    7/16          1/4
2nd Quarter . . .    7/16          1/4
3rd Quarter . . .    11/16         3/8
4th Quarter . . .    5/8           7/16

Fiscal 1996          High          Low
1st Quarter . . .    7/16          5/16
2nd Quarter . . .    3/4           3/8
3rd Quarter . . .    1/2           5/16
4th Quarter . . .    3/8           1/4


  At February 2, 1998, there were approximately 628 record holders of the Company's common stock. On that date, the last sale price for the common stock as reported by AMEX was $.50. The Company did not pay any dividends on its Common Stock during fiscal 1997 or 1996. The Company's credit facility prohibits the payment of dividends.