Form 10-K, Exhibit 13
period 1998-11-30
CALTON INC
filed 1999-03-01
CIK 717216

EXHIBIT 13


CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

                                                                               Years Ended November 30,
                                                          -----------------------------------------------------------------
SELECTED OPERATING DATA                                     1998           1997          1996          1995           1994
                                                          -------        -------        -------       -------      --------
  Revenues ........................................        $   --         $   --        $ 1,292       $ 9,090       $ 2,444
  Gross profit ....................................            --             --            583         1,092           739
  Net loss from continuing operations(1) ..........        (1,960)        (1,901)        (1,736)       (1,660)       (2,439)
  Net income (loss) from discontinued operations ..         6,315          2,015          2,189        (1,478)        6,632
  Extraordinary gain, net of income taxes .........            --          1,263             --            --            --
  Net income (loss) ...............................         4,355          1,377            453        (3,138)        4,193

  Per share data, basic and diluted
  Net loss from continuing operations .............          (.07)          (.07)         (.06)          (.06)         (.09)
  Net income (loss) from discontinued operations ..           .23            .07           .08           (.06)          .25
  Extraordinary gain, net of income taxes .........            --            .05            --             --            --
  Net income (loss) ...............................           .16            .05           .02           (.12)          .16

                                                                                    At November 30,
                                                          -----------------------------------------------------------------
SELECTED BALANCE SHEET DATA                                 1998           1997           1996          1995         1994
                                                          -------        -------        -------       -------      --------
  Total assets ....................................       $40,082        $35,142        $70,895       $77,183      $103,890
  Total debt(2) ...................................            --             --         39,500        45,000        66,911
  Shareholders' equity ............................        38,221         32,850         28,086        27,013        29,045

As a result of the sale of the Florida homebuilding assets and the sale of Calton Homes, Inc. that occurred on December 31, 1998, the financial statements presentation treats the Company's homebuilding business and results as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business."

(1) Continuing operations primarily includes Calton, Inc. general and administrative costs, and earnings related to commercial buildings for the years ended November 30, 1996, 1995 and 1994.

(2) Debt is included as part of discontinued operations subsequent to June 1997 since Calton Homes, Inc. was the primary obligor and borrower of the revolving credit agreement.

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

            SALE OF CALTON HOMES, INC.

                  On December 31, 1998, the Company completed the sale of Calton
            Homes, Inc. ("Calton Homes"), its primary operating homebuilding subsidiary to Centex Real Estate Corporation ("Centex" or the "purchaser"). The shareholders of Calton, Inc. approved the sale of the stock of Calton Homes on December 30, 1998. The purchase price for the stock of Calton Homes was $48.1 million, which resulted in an estimated pretax gain of approximately $8.8 million. The gain is subject to a $5.2 million holdback (see Commitments and Contingencies), and is subject to certain post closing adjustments. Cash proceeds upon closing were approximately $41.1 million, net of the $5.2 million holdback and other closing adjustments. These funds have been temporarily invested in highly liquid funds. No tax liability is expected to result from the sale. However, a provision in lieu of taxes is anticipated to be recorded for financial reporting purposes in the amount of $4.2 million related to the sale. Calton has entered into an agreement to provide consulting services to Centex that requires payments to the Company of $1.3 million per year over a three-year period.

                  The sale of Calton Homes is part of the Company's overall
            strategy to enhance shareholder value. As part of this strategy, the Company has begun a significant stock repurchase program, pursuant to which it will seek to repurchase up to 10 million shares of Common Stock in open market repurchases and privately-negotiated transactions during 1999. Approximately 1.23 million shares of Common Stock have been repurchased by the Company since October 31, 1998 at an average price of $1.09 per share. The Company's strategic plan also involves shifting the Company's business focus to providing various services to participants in the homebuilding industry, including equity and debt financing, financial advisory and consulting services, and investing in, acquiring or combining with one or more operating businesses within or outside of the homebuilding industry.

                  The following discussion included in the Results of Operations are based on both continuing operations of Calton, Inc. as well as the discontinued operations of the homebuilding divisions. The financial statements present the Company's homebuilding business as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business."

            RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1998 AND 1997

            REVENUES

                  Revenues for the year ended November 30, 1998 were $105.3
            million compared to revenues of $126.6 million for the year ended November 30, 1997, reflecting a seventeen percent (17%) decrease primarily due to the sale of the Orlando, Florida homebuilding assets (the "Florida assets") that was completed in November 1997. Housing revenues amounted to $92.9 million for the year ended November 30, 1998 from 325 home deliveries compared to $103.1 million in housing revenues from 480 home deliveries in November 30, 1997. The Florida division delivered 250 homes that generated $39.6 million in housing revenues for 1997. Excluding the effect of the Florida division, the Company's housing revenues increased in the Northeast division by $30.3 million or forty-eight percent (48%) from $62.6 million in 1997 to $92.9 million in 1998. Northeast division revenues increased, primarily due to an increase in home deliveries of 99 homes, a forty-four percent (44%) increase, from 226 homes in 1997 to 325 homes in 1998, primarily due to the active adult community, Renaissance, that experienced a full year of deliveries during 1998, and, to a lesser extent, an increase in the average revenue per home. Revenues in 1998 also include $12.3 million from the sale of certain commercial land, land and options as compared to $6.7 million in 1997. The 1997 revenues also include $16.7 million from the sale of the Florida assets.

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            GROSS PROFIT

                  Notwithstanding an overall decrease in revenues, the Company's gross profit increased by $3.2 million to $19.4 million in 1998 from $16.2 million in 1997, a twenty percent (20%) increase. These improvements were the result of the Company's operating strategy to focus on the move-up and active adult community markets in New Jersey.

                  The Company's gross profit margin on homes delivered was
            approximately nineteen percent (19%) for the year ended November 30, 1998 compared to a gross profit on homes of fourteen percent (14%), excluding a charge of $350,000 for impaired homebuilding assets, for the year ended November 30, 1997. The improvements in the housing gross profit margin in 1998 are a result of deliveries from newer communities, primarily Renaissance, and three new conventional communities that opened for sales in 1998 and began deliveries late in the third quarter of 1998. The Company also benefited from improved economic conditions in the New Jersey markets by increasing the base selling prices on its homes and generating more revenues from the sale of optional items while reducing sales incentives. Included in the Company's gross profit for the year ended November 30, 1998 is approximately $1.6 million from the sales of commercial land, land and options. For the year ended November 30, 1997, the gross profit from the sales of land and options was $800,000, and $615,000 was from the sale of the Florida assets.

                  During the year ended November 30, 1997, the Company recorded a $750,000 impairment loss on certain commercial land in Pennsylvania and primarily one community it decided to withdraw from in the Northeast division, in which it acquired land on a rolling option basis, due to local environmental conditions and its effects on land values and resale activity, that impacted the expected return on investment in the community. The division recorded a $350,000 impairment loss on the community.

            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                  Selling, general and administrative expenses were $12.2
            million (11.6% of revenues) for the year ended November 30, 1998, compared to $14.9 million (11.8% of revenues) for the year ended November 30, 1997. The Florida division incurred approximately $5.1 million of selling, general and administrative expenses for 1997. Excluding the effect of the Florida division, the Company's selling, general and administrative expenses increased $2.4 million in 1998 compared to 1997, of which $1.1 million is attributable to the increase in homes delivered in the Northeast division in 1998 compared to 1997. Also included in the increase is a reserve that was recorded on certain litigation outstanding at the end of fiscal 1998 in the amount of $1.3 million (see Commitments and Contingencies).

                  Selling, general and administrative costs from continuing
            operations for the years ended November 30, 1998 and 1997 was $2.0 million and $2.4 million, respectively. Such costs were substantially comprised of Calton, Inc.'s salaries, benefits, insurance, rent and professional services utilized to support both corporate operations and its homebuilding functions.

                  The Company anticipates ongoing general and administrative expenses of approximately $100,000 per month for continuing operations as it enters into fiscal 1999.

            INTEREST

                  Gross interest cost was approximately $3.7 million for the year ended November 30, 1998 compared to $5.4 million for the year ended November 30, 1997. The decrease in gross interest cost resulted from generally lower debt levels since the end of 1997 as a result of the sale of the Florida division's assets and the corresponding reduction in the weighted average outstanding debt on the Company's revolving credit facility (the "Facility") during 1998. The Company's weighted average debt outstanding under the Facility amounted to $25.0 million for the year ended November 30, 1998 compared to $40.2 million for the year ended November 30, 1997. Partially offsetting the decrease in the weighted average debt was the Company's higher effective interest rate of 13.7% for the year compared to 12.5% for the prior year due to the amortization of debt issuance costs related to the Facility. On December 31, 1998, as part of the sale of Calton Homes, the remaining balance of the Facility of $19.5 million was repaid by the purchaser.

                  Interest capitalized in the year ended November 30, 1998 was
            $3.0 million compared to $4.0 million for the year ended November 30, 1997. The decrease in interest capitalization is primarily attributable to lower

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            inventory levels subject to interest capitalization primarily due to the sale of the Florida assets and the reduction of interest cost of the Company.

            OTHER INCOME

                  In the third quarter of 1997, the Company received a tax
            refund related to prior periods of $2.4 million, of which $571,000 represented accrued interest and was recorded as Other income. The Company recorded the remaining balance of $1.9 million as an increase to Paid in capital since the refund related to events occurring prior to the Company's 1993 restructuring. Also included in Other income for fiscal 1997 was $525,000 representing the final payments received from a note previously reserved.

            TAXES

                  Taxes for the year ended November 30, 1998 reflect a provision for income taxes of $2.2 million resulting in an effective rate of thirty-four percent (34%). The reduction in the effective tax rate from sixty-five percent (65%) for the year ended November 30, 1997 was primarily due to realization of future tax benefits of approximately $603,000, which increased the total tax benefits to $705,000, of which $649,000 relates to the sale of Calton Homes. In 1997 a provision for income taxes of $209,000 was recorded. The net operating loss carryforwards and certain other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995. The Company's ability to use the annual net operating loss ("NOL") to offset future income is approximately $1.6 million per year for approximately 14 years and will be reduced by $500,000 per year as a result of the sale of Calton Homes (see Note 6).

                  The effective rate from continuing operations for the years ended November 30, 1998 and 1997 is based upon a benefit of $125,000 and a provision of $560,000, respectively. The effective rate for both years is influenced by the tax expense associated with intercompany charges from continuing operations to discontinued operations. The effective rate from continuing operations for 1997 was influenced by the tax expense associated with other income.

            EXTRAORDINARY GAIN

                  In June 1997, the Company entered into a new, secured
            revolving credit facility with BankBoston, N.A. Proceeds from the new facility were used to retire the prior revolving credit facility of $42.0 million which was paid off for $39.4 million. Based on the accounting principles in effect at the time of the extinguishment of debt, the Company recorded an extraordinary gain of approximately $1.3 million, after deducting an $842,000 provision in lieu of income taxes. Included in the gain was the write off of deferred costs and out-of-pocket costs of approximately $550,000.

            SALES ACTIVITY AND BACKLOG

                  Net sales contracts of $135.6 million (436 homes) were
            recorded by the Company during the year ended November 30, 1998 as compared to $106.3 million (521 homes) for the year ended November 30, 1997. Excluding the impact of the Florida division, net sales contracts increased in the Company's Northeast division from $63.8 million (254 homes) in 1997 to $135.6 million (436 homes) in 1998. The division also benefited in 1998 from having more communities open for sales for the entire fiscal year period, including the active adult community, Renaissance. The increase in net sales activity experienced by the Northeast division for the period was also influenced by the strong economic conditions in the State of New Jersey. This market has experienced low unemployment resulting from positive job growth, high consumer confidence and low mortgage rates.

                  As of November 30, 1998, the Company's backlog amounted to
            $73.7 million (221 homes) compared to $31.0 million (110 homes) at November 30, 1997. The Company's entire backlog of contracts was assumed by the purchaser of Calton Homes.

            YEAR 2000 CONVERSION

                  The Company has completed an initial assessment of its Year
            2000 status and developed a plan to address the Company's exposure to the "Year 2000" issue. The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer systems that have time sensitive software may recognize the date "00" as the year 1900 rather than 2000. This could result in a major system failure or miscalculations. Pursuant to its plan, the Company has completed the process of upgrading

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            its personal computers and, as a result of the sale of Calton Homes, will convert its information technology systems to a new system that is Year 2000 compliant. The Company does not believe that it faces any significant risk relating to non-information technology systems. The Company estimates that the cost of compliance of the Year 2000 conversion on its systems will not be significant. The Company's Year 2000 plan is anticipated to be completed before July 1, 1999.

            RESULTS OF OPERATIONS FOR THE YEARS ENDED NOVEMBER 30, 1997 AND 1996

            REVENUES

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

            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                  Selling, general and administrative expenses were $14.9
            million (11.8% of revenues) for the year ended November 30, 1997, compared to $15.0 million (12.2% of revenues) for the year ended November 30, 1996. Selling, general and administrative expenses remained constant overall due to management's continued efforts to reduce general and administrative costs that were offset by an increase in marketing costs resulting

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            primarily from the promotion of the Company's active adult community, Renaissance. The Florida division's selling, general and administrative costs for 1997 were $5.1 million. The decrease in selling, general and administrative expenses as a percentage of revenues for fiscal 1997 was primarily due to the revenues generated from the sale of the Orlando, Florida homebuilding assets.

            INTEREST

                  Gross interest cost remained relatively constant at $5.4
            million for the year ended November 30, 1997 compared to $5.5 million for the year ended November 30, 1996. The underwriting and debt issuance costs incurred in connection with the new revolving credit facility obtained in June 1997 are being amortized over the commitment period at approximately $300,000 per quarter (see Liquidity and Capital Resources). The average debt outstanding under the Company's revolving credit facilities was $40.2 million for the year ended November 30, 1997, compared to $45.4 million in 1996, representing the fourth consecutive year of reduced average borrowings.

                  Interest capitalized in the year ended November 30, 1997 was
            $4.0 million compared to $4.1 million for the year ended November 30, 1996. Lower inventory levels subject to interest capitalization offset a higher effective interest rate.

            OTHER INCOME

                  In the third quarter of 1997, the Company received a tax
            refund related to prior periods of $2.4 million, of which $571,000 represented accrued interest and was recorded as Other income. The Company recorded the remaining balance of $1.9 million as an increase to Paid in capital since the refund related to events occurring prior to the Company's 1993 restructuring. Also included in Other income was $525,000 representing the final payments received throughout fiscal 1997 from a note previously reserved compared to $460,000 received during 1996.

            TAXES

                  Results for the year ended November 30, 1997 reflect a
            provision for income taxes for financial statement purposes of $209,000 resulting in an effective tax rate of sixty-five percent (65%). The 1997 provision for income taxes includes a reduction of $624,000 of tax reserves due to the resolution of certain state tax issues. In 1996, a provision in lieu of taxes was recorded in the amount of $578,000. The net operating loss carryforwards and certain other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995.

                  The effective rate from continuing operations for the years ended November 30, 1997 and 1996 are based upon a provision of $560,000 and a benefit of $141,000, respectively. The effective rate for both years are influenced by the tax expense associated with intercompany charges from continuing operations to discontinued operations. The effective rate from continuing operations for 1997 was influenced by the tax expense associated with other income.

            EXTRAORDINARY GAIN

                  In June 1997, the Company entered into a new, secured
            revolving credit facility with BankBoston, N.A. Proceeds from the new facility were used to retire the prior revolving credit facility of $42.0 million which was discounted and paid off for $39.4 million. Based on the accounting principles in effect at the time of the extinguishment of debt, the Company recorded an extraordinary gain of approximately $1.3 million, after deducting an $842,000 provision in lieu of income taxes. Included in the gain was the write off of deferred costs and out-of-pocket costs of approximately $550,000.

            SALES ACTIVITY AND BACKLOG

                  Net sales contracts of $106.3 million (521 homes) were
            recorded by the Company during the year ended November 30, 1997 as compared to $114.5 million (548 homes) for the year ended November 30, 1996. The decrease in dollar value of $8.2 million was primarily due to the mix of home sales in the Northeast division where Renaissance net sales comprised forty-six percent (46%) of the division's total net sales and average selling prices are approximately $200,000. At November 30, 1997, the backlog of homes under sales contract increased by thirty-four percent (34%) and totaled 110 homes from four conventional housing communities and Renaissance, having an aggregate dollar value of $31.0 million compared to 82 homes from eight

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            conventional housing communities having an aggregate dollar value of $27.1 million as of November 30, 1996, excluding the impact of the Florida division that was sold at the end of fiscal 1997. The increase in the number of homes in backlog was primarily due to the opening of the Renaissance community.

            LIQUIDITY AND CAPITAL RESOURCES

                  During the past several years, the Company has financed its operations primarily from internally generated funds from home deliveries, land sales and sales of commercial land and buildings. In June 1997, the Company retired its revolving credit facility which had been amended and restated in April 1997 (the "Amended Facility"). The principal balance outstanding of $42.0 million was discounted and paid off for $39.4 million. The Company refunded and replaced the Amended Facility with a new, secured revolving credit facility (the "New Facility") from BankBoston, N.A. (the "Lender"). The New Facility provided borrowing availability of $45.0 million (subject to "borrowing base" limitations) during its initial three year term, originally set to expire in June 2000, then extended for one year. The Lender's commitment included an agreement to issue up to $5.0 million of letters of credit which was applied against borrowing availability.

                  The Company's weighted average debt outstanding under the
            Facility amounted to $25.0 million for the year ended November 30, 1998 as compared to $40.2 million for the year ended November 30, 1997, a thirty-seven percent (37%) improvement. The Company's effective interest rate was 13.7% for the year ended November 30, 1998 as compared to 12.5% for the year ended November 30, 1997 due to the amortization of debt issuance costs of approximately $3.5 million over the term of the New Facility.

                  The Company's average debt outstanding in fiscal 1998 was less than in 1997 as part of its strategy to reduce outstanding indebtedness and finance more inventory with its own equity, thereby, maintaining an improved debt to equity ratio over prior years. As of November 30, 1998, $21.0 million was outstanding under the New Facility in addition to $1.0 million of letters of credit as compared to $17.5 million at November 30, 1997. On December 31, 1998, as part of the sale of Calton Homes to Centex, the outstanding balance of the Facility in the amount of $19.5 million was repaid by Centex.

                  As a result of the sale of Calton Homes, the Company has
            approximately $40.0 million in highly liquid funds as of February 15, 1999. The Company believes that funds generated by the sale of Calton Homes, income tax payment reductions derived from NOL utilization and funds provided under the three-year consulting agreement with the purchaser of Calton Homes, which provides for payments of $1.3 million per year, will provide sufficient capital to support the Company's operations and fund its stock repurchase program. Although the Company is currently analyzing potential business opportunities consistent with its strategic plan, it has not determined the specific application of the proceeds of the sale of Calton Homes.

            CASH FLOWS FROM OPERATING ACTIVITIES

                  Operating activities of discontinued operations provided $6.7 million of cash for the year ended November 30, 1998 as compared to $24.0 million in 1997. The increase in cash from discontinued operations can be attributed primarily to positive operating earnings for the year in addition to net cash generated from the sale of commercial land and land options.

                  Cash utilized from operating activities primarily includes general and administrative costs. Cash paid for income taxes for the year ended November 30, 1998 and 1997 amounted to $680,000 and $30,000, respectively.

                  On December 31, 1998, the Company received cash of $41.1
            million from the sale of Calton Homes stock to Centex, which was net of a $5.2 million holdback and other closing adjustments, and subject to post closing adjustments.

            CASH FLOWS FROM FINANCING ACTIVITIES

                  The Company's net financing activities of discontinued
            operations used cash of approximately $1.7 million for 1998 compared to $21.0 million for the year ended November 30, 1997. The cash used in financing activities was primarily to reduce mortgages and repay a cash overdraft from November 30, 1997.

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                  The Company began a stock repurchase program pursuant to which it will seek to acquire up to 10 million shares of common stock . During the fourth quarter of 1998, the Company purchased 142,000 shares of common stock held in Treasury in the amount of $115,000.

                  For the years ended November 30, 1997 and 1996 the Company reduced its outstanding debt by $23.2 million and $7.2 million, respectively. In 1997 the proceeds from the sale of the Florida division primarily contributed to the debt reduction.

                  On December 31, 1998, the Company's Facility was repaid as part of the sale of Calton Homes stock to Centex.

FINANCIAL INSTRUMENT MARKET RISK

                  The Company currently has no outstanding indebtedness other than accounts payable. As a result, the Company's exposure to market rate risk relating to interest rate risk is not material. The Company's funds are primarily invested in highly liquid money market funds. The Company does not believe that it is currently exposed to market risk relating to foreign currency exchange risk, commodity price risk or equity price risk.

FORWARD LOOKING STATEMENTS

                  All statements, other than statements of historical fact,
            included in this Annual Report, including, without limitation, the statements under "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such potential risks and uncertainties, include without limitation, matters related to national and local economic conditions, the effect of governmental regulation on the Company, the competitive environment in which the Company operates, changes in interest rates and other risk factors detailed herein and in the Company's Securities and Exchange Commission filings.

CARLTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
NOVEMBER 30, 1998 AND 1997

                                                                               1998            1997
                                                                           ------------    -----------
ASSETS
  Cash and cash equivalents ............................................   $     85,000    $    17,000
  Prepaid expenses and other assets ....................................      1,146,000        397,000
  Net assets of discontinued operations ................................     38,851,000     34,728,000
                                                                           ------------    -----------
    Total assets .......................................................   $ 40,082,000    $35,142,000
                                                                           ============    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable .....................................................   $    195,000    $    68,000
  Accrued expenses and other liabilities ...............................      1,666,000      2,224,000
                                                                           ------------    -----------
    Total liabilities ..................................................      1,861,000      2,292,000
                                                                           ------------    -----------
Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
  Common stock, $.01 par value, 53,700,000 shares authorized; issued and
    outstanding 26,635,000 in 1998 and 26,615,000 in 1997 ..............        267,000        266,000
  Paid in capital ......................................................     27,957,000     26,827,000
  Retained earnings ....................................................     10,112,000      5,757,000
  Less cost of shares held in treasury (142,000 shares) ................       (115,000)            --
                                                                           ------------    -----------
    Total shareholders' equity .........................................     38,221,000     32,850,000
                                                                           ------------    -----------
    Total liabilities and shareholders' equity .........................   $ 40,082,000    $35,142,000
                                                                           ============    ===========

          See accompanying notes to consolidated financial statements.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                       Years Ended November 30,
                                                                              -----------------------------------------
                                                                                  1998           1997           1996
                                                                              -----------    -----------    -----------
Revenues ..................................................................   $        --    $        --    $ 1,292,000
                                                                              -----------    -----------    -----------
Costs and expenses
  Cost of revenues ........................................................            --             --        709,000
  Selling, general and administrative .....................................     2,029,000      2,396,000      2,512,000
                                                                              -----------    -----------    -----------
                                                                                2,029,000      2,396,000      3,221,000
                                                                              -----------    -----------    -----------
Loss from operations ......................................................    (2,029,000)    (2,396,000)    (1,929,000)

Other charges (credits)
  Interest expense, net ...................................................        56,000         41,000        408,000
  Other income ............................................................            --     (1,096,000)      (460,000)
                                                                              -----------    -----------    -----------
Loss from continuing operations before income taxes,
  discontinued operations and extraordinary gain ..........................    (2,085,000)    (1,341,000)    (1,877,000)
(Benefit) provision for income taxes ......................................      (125,000)       560,000       (141,000)
                                                                              -----------    -----------    -----------
Loss from continuing operations ...........................................    (1,960,000)    (1,901,000)    (1,736,000)
Income from discontinued operations, net of a provision (benefit) for
income taxes of $2,363,000, ($597,000) and $719,000, respectively .........     6,315,000      1,646,000      2,189,000
Income from Florida sale transaction, net of a provision
  in lieu of income taxes of $246,000 .....................................            --        369,000             --
Extraordinary gain from extinguishment of debt, net of an
  $842,000 provision in lieu of income taxes ..............................            --      1,263,000             --
                                                                              -----------    -----------    -----------
Net income ................................................................   $ 4,355,000    $ 1,377,000    $   453,000
                                                                              ===========    ===========    ===========
Income (loss) per share
  Loss from continuing operations .........................................   $      (.07)   $      (.07)   $      (.06)
  Income from discontinued operations .....................................           .23            .06            .08
  Income from Florida sale transaction ....................................            --            .01             --
  Extraordinary gain, net .................................................            --            .05             --
                                                                              -----------    -----------    -----------
Net income per share, basic and diluted ...................................   $       .16    $       .05    $       .02
                                                                              ===========    ===========    ===========

Basic and diluted weighted average shares outstanding .....................    26,685,000     26,567,000     26,501,000
                                                                              ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                              Years Ended November 30,
                                                                     -----------------------------------------
                                                                         1998           1997           1996
                                                                     -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income .....................................................     4,355,000      1,377,000        453,000
  Adjustments to reconcile net income to net cash
    provided by operating activities
      Income from discontinued operations ........................    (6,315,000)    (2,015,000)    (2,189,000)
      Change in net assets of discontinued operations ............     3,232,000     32,694,000      5,881,000
      Extraordinary gain from extinguishment of debt, net ........            --     (1,263,000)            --
      Tax refund .................................................            --      1,871,000             --
      Depreciation and amortization ..............................       164,000        173,000        166,000
      Amortization of debt financing fees ........................            --        103,000        316,000
      Provision for net realizable value .........................            --             --        125,000
      Issuance of stock under 401(k) Plan and other ..............        91,000         41,000         42,000
      Sale of commercial building ................................            --             --        652,000
      Increase (decrease) in accounts payable,
        accrued expenses and other liabilities ...................      (431,000)    (1,042,000)    (1,861,000)
      (Increase) decrease in prepaid expenses and other assets ...      (895,000)       697,000        632,000
                                                                     -----------    -----------    -----------
                                                                         201,000     32,636,000      4,217,000
                                                                     -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Distribution from joint venture ................................            --             --        725,000
  Increase in property and equipment .............................       (18,000)       (16,000)       (20,000)
                                                                     -----------    -----------    -----------
                                                                         (18,000)       (16,000)       705,000
                                                                     -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds under revolving credit agreement ......................            --      2,500,000      4,000,000
  Repayment under revolving credit agreement .....................            --             --     (9,500,000)
  Retirement of revolving credit agreement .......................            --    (39,350,000)            --
  Stock repurchase ...............................................      (115,000)            --             --
                                                                     -----------    -----------    -----------
                                                                        (115,000)   (36,850,000)    (5,500,000)
                                                                     -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents .............        68,000     (4,230,000)      (578,000)
Cash and cash equivalents at beginning of year ...................        17,000      4,247,000      4,825,000
                                                                     -----------    -----------    -----------
Cash and cash equivalents at end of year .........................        85,000         17,000      4,247,000
                                                                     ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                             Common         Paid In       Retained     Shareholders'
                                                              Stock         Capital       Earnings        Equity
                                                          ------------   ------------   ------------   ------------
Balance, November 30, 1995 ............................   $    264,000   $ 22,822,000   $  3,927,000   $ 27,013,000
Net income ............................................             --             --        453,000        453,000
Issuance of stock under 401(k) Plan ...................          1,000         41,000             --         42,000
Provision in lieu of income taxes .....................             --        578,000             --        578,000
                                                          ------------   ------------   ------------   ------------
Balance, November 30, 1996 ............................        265,000     23,441,000      4,380,000     28,086,000
Net income ............................................             --             --      1,377,000      1,377,000
Issuance of stock under 401(k) Plan ...................          1,000         30,000             --         31,000
Provision in lieu of income taxes .....................             --      1,265,000             --      1,265,000
Tax refund ............................................             --      1,871,000             --      1,871,000
Issuance of stock warrants ............................             --        210,000             --        210,000
Shares issued under stock option plan and other .......             --         10,000             --         10,000
                                                          ------------   ------------   ------------   ------------
Balance, November 30, 1997 ............................        266,000     26,827,000      5,757,000     32,850,000
Net income ............................................             --             --      4,355,000      4,355,000
Issuance of stock under 401(k) Plan ...................          1,000         70,000             --         71,000
Provision in lieu of income taxes .....................             --      1,040,000             --      1,040,000
Shares issued under stock option plan and other .......             --         20,000             --         20,000
                                                          ------------   ------------   ------------   ------------
  Subtotal ............................................        267,000     27,957,000     10,112,000     38,336,000
Less: Purchase of treasury stock (142,000 shares) .....             --             --             --       (115,000)
                                                          ------------   ------------   ------------   ------------
Total Shareholders' Equity ............................   $    267,000   $ 27,957,000   $ 10,112,000   $ 38,221,000
                                                          ============   ============   ============   ============

          See accompanying notes to consolidated financial statements.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Principles of consolidation

                  The consolidated financial statements include the accounts of
            Calton, Inc. and all of its wholly-owned and majority-owned subsidiaries (the "Company"). On November 30, 1997, the Company sold the Orlando, Florida homebuilding assets, leaving Calton Homes, Inc. ("Calton Homes") as the primary operating subsidiary. On December 31, 1998, the Company completed the sale of Calton Homes to Centex Real Estate Corporation ("Centex" or the "purchaser"), subject to certain post closing adjustments (see Note 8).

                  As a result of the sale of the Florida homebuilding assets and the sale of Calton Homes, the financial statements presentation treats the Company's homebuilding business and results as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business."

                  Certain reclassifications have been made to prior years'
            financial statements in order to conform with the 1998 presentation. All significant intercompany accounts and transactions have been eliminated.

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

            Commercial land

                  Commercial land stated at estimated fair value, includes
            certain assumptions in its ultimate disposition such as future cash flow, the ability of the Company to obtain certain zoning changes and regulatory or governmental approvals. There is an inherent risk that those assumptions may not be realized.

            Income taxes

                  Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards No. 109 (see Note 6).

            Prepaid expenses and other assets

                  Prepaid expenses and other assets consist primarily of
            deferred costs related to the sale of Calton Homes which will be expensed as part of the sale in the first quarter of 1999.

            Risks and uncertainties

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Per share computations

                  Statement of Financial Accounting Standards No. 128, "Earnings
            per Share" requires the presentation of basic and diluted per share amounts, effective for financial statements issued for periods ending after December 15, 1997. Per share computations are based upon the basic and diluted weighted average number of shares of common stock outstanding of 26,685,000, 26,567,000 and 26,501,000 for 1998, 1997 and 1996, respectively.

                  A total of 2,057,000 stock options have been granted and are outstanding as of November 30, 1998 under the Company's incentive stock option plans. In addition, a warrant to purchase 1,000,000 shares of Common Stock is also outstanding (see Note 5). The effect of stock options and warrants were not included in the calculation of diluted earnings per share as these options and warrants were antidilutive due to the loss from continuing operations in 1998, 1997 and 1996.

            Stock-Based Compensation

                  Statement of Financial Accounting Standards No. 123,
            "Accounting for Stock-Based Compensation" ("FAS 123"), establishes a fair value based method of accounting for stock-based compensation plans, including stock options. FAS 123 allows the Company to continue accounting for stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but requires it to provide pro forma net income and earnings per share information "as if" the new fair value approach had been adopted. Because the Company continued to account for its stock option plans under APB 25, there was no impact on the Company's consolidated financial statements resulting from implementation of FAS 123 (see Note 5).

2. COMMERCIAL LAND

                  During the year ended November 30, 1998, the Company closed on the sale of two parcels of commercial land including its largest remaining parcel, located in eastern Pennsylvania, for an aggregate of $4,900,000 that resulted in an aggregate gain of approximately $200,000. In the fourth quarter of 1997, the Company recorded a charge for impaired commercial land in the amount of $400,000.

                  The Company's remaining two commercial properties consist of land located in Florida and Pennsylvania, one of which is under contract for sale and is anticipated to be completed during 1999. The properties have a book value of $252,000, which has been included as part of discontinued operations as of November 30, 1998.

3. REVOLVING CREDIT AGREEMENT

                  In June 1997, the Company retired its revolving credit
            facility that had been amended and restated in April 1997 (the "Amended Facility"). The principal balance outstanding of $42,000,000 was discounted and paid off for $39,350,000.

                  The Company refunded and replaced the Amended Facility with a new, secured revolving credit facility (the "New Facility") from BankBoston, N.A. (the "Lender"). The New Facility provided borrowing availability of $45,000,000 (subject to "borrowing base" limitations) during its initial three-year term expiring in June 2000, then extended to June 2001. The Lender's commitment included an agreement to issue up to $5,000,000 of letters of credit which will be applied against borrowing availability.

                  The weighted average interest rate for the years ended
            November 30, 1998 and 1997 was 13.7% and 12.5%, respectively. The average amounts borrowed for the corresponding years were $24,964,000 and $40,237,000, respectively. The total amount of interest paid, net of amounts capitalized, in the years ended November 30, 1998, 1997 and 1996 was $993,000, $1,499,000 and
            $1,445,000, respectively. As of November 30, 1998, $21,000,000 was outstanding under the New Facility in addition to $1,000,000 of letters of credit. On December 31, 1998, as part of the sale of Calton Homes to Centex, the outstanding balance of $19,500,000 was repaid by Centex.

4. MORTGAGES PAYABLE

                  The interest rate on each of the two purchase money mortgages outstanding during 1998 was prime (8.25% at November 30, 1998) and interest was payable on a monthly or semi-annual basis. One mortgage

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            in the amount of $1,087,000 was paid off in the fourth quarter of 1998 and the second mortgage in the amount of $962,000 was paid on December 31, 1998 as part of the sale of Calton Homes by the purchaser.

5.  SHAREHOLDERS' EQUITY

                  The Company's Certificate of Incorporation provides for
            53,700,000 authorized shares of Common Stock (par value $.01 per share), 2,600,000 shares of Redeemable Convertible Preferred Stock (par value $.10 per share) and 10,000,000 shares of Class A Preferred Stock (par value $.10 per share). None of the Preferred Stock is issued or outstanding.

                  The Company has begun a significant stock repurchase program pursuant to which it will seek to repurchase up to 10,000,000 shares of Common Stock in open market repurchases and privately-negotiated transactions during fiscal 1998 and 1999. As of November 30, 1998, there were 142,000 shares held in Treasury in the amount of $115,000. Through February 12, 1999, the Company repurchased 1,230,000 shares at an average price of $1.09 per share, $1,345,000 in the aggregate.

                  In May 1993, the Company adopted the Calton, Inc. 1993
            Non-Qualified Stock Option Plan (the "1993 Plan") under which a total of 1,493,000 shares of Common Stock were reserved for issuance. Under the terms of the 1993 Plan, options may be granted at an exercise price designated by the Board of Directors. The exercise price of options granted range from $.31 to $.50 per share. Options granted under the 1993 Plan have a maximum term of ten years, with a weighted average contractual life of 2.3 years in 1998 and 4.4 years in 1997. In the fourth quarter of 1998, 685,000 options were repurchased from a former employee for $171,000 or $.25 per option.

                  In April 1996, the Company's shareholders approved the
            Company's 1996 Equity Incentive Plan (the "1996 Plan") under which a total of 2,000,000 shares of Common Stock were reserved for issuance. Under the terms of the 1996 Plan, options may be granted at an exercise price equal to the fair market value of the Common Stock on the date of grant (110% of such fair market value in the case of an incentive stock option granted to a 10% shareholder). The exercise prices of outstanding options range from $.34 to $.50 per share with vesting ranging from one to five years. The exercise period is up to ten years, with a weighted average contractual life of 4.1 years in 1998 and 8.3 years in 1997. In addition, 61,000 shares were issued to non-employee directors in lieu of cash compensation during the year ended November 30, 1998.

                  In connection with the sale of Calton Homes, Inc. the Company has elected to make certain adjustments to the terms of the options to acquire Calton Common Stock previously granted and outstanding as of December 31, 1998 under the 1993 Plan and the 1996 Plan. Effective January 1, 1999, all options became exercisable, regardless of whether the right to exercise the option had previously vested; employees of Calton Homes, Inc. have until December 31, 2000 to exercise any options; and options of employees of Calton, Inc. will expire in accordance with their original terms. The effect of the amendments to the stock option plans of approximately $525,000 is considered to be severance costs and will, therefore, be recorded as expense in calculating the gain of the sale transaction in the first quarter of 1999.

            Stock option transactions are summarized as follows (shares in thousands):

                                                            1996         1993
                                                            Plan         Plan
                                                           ------       ------
Options outstanding, November 30, 1996 .............        1,224        1,383
  Granted ..........................................           35           --
  Forfeitures ......................................         (154)         (23)
  Exercised ........................................          (10)          --
                                                           ------       ------
Options outstanding, November 30, 1997 .............        1,095        1,360
  Granted ..........................................          327           --
  Forfeited or repurchased .........................          (36)        (685)
  Exercised ........................................           (4)          --
                                                           ------       ------
Options outstanding, November 30, 1998 .............        1,382          675
                                                           ======       ======

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                  The Company accounts for stock option plans under APB 25.
            Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methods prescribed under FAS 123, the Company's net income would have been reduced by approximately $141,000 and $79,000 for the years ended November 30, 1998 and 1997, respectively. On a pro forma basis, earnings per share would not have been reduced in either period. The estimated weighted average fair value of the options granted in each of the two fiscal years ended November 30, 1998 and 1997 is $.31 and $.26, using the Black-Scholes option-pricing model, with the following assumptions: dividend yield - none, volatility of .7 and .9, risk-free interest rate of 5.49%, and 5.13%, assumed forfeiture rate of 0% and 8% and an expected life of 4.7 years and
            3.8 years at November 30, 1998 and 1997, respectively.

                  In January 1999, the Company's Board of Directors approved the grant to the Company's Chairman and President of options to acquire an aggregate of 600,000 shares of Common Stock under the 1993. Plan. In addition, the Board approved the grant to other employees of options to acquire an aggregate of 35,000 shares of Common Stock under the 1996 Plan. Each of the options granted has an exercise price of $1.22 per share and a term of 10 years. The options granted under the 1993 Plan vest in equal installments over a three year period. The options granted under the 1996 Plan vest in equal installments over a five year period.

                  As a component of the consideration to enter into the New
            Facility, Calton issued the Lender a warrant (the "Warrant") to purchase 1,000,000 shares of Calton Common Stock at a price of $.50 per share. The Warrant, which is exercisable only in whole, becomes exercisable in January 1999 and expires in June 2004. The Lender must provide notice to the Company when it decides to exercise the Warrant. In such event, Calton has the option to repurchase the Warrant at a price based upon the difference between the then current market price of Calton's Common Stock and the exercise price of the Warrant. The Warrant was valued at $210,000 and will be amortized over three years. The unamortized value of the Warrant was $105,000 at November 30, 1998. The Lender is entitled to certain rights to have the shares issuable upon exercise of the Warrant registered for public sale. The Warrant contains provisions providing for an adjustment in the exercise price and number of shares issuable upon the exercise of the Warrant upon the occurrence of certain events, including sales of Calton Common Stock (other than pursuant to employee stock options) at prices below the exercise price of the Warrant or the then current market price of Calton's Common Stock. In addition, certain terms of the Warrant are subject to adjustment if the Company issues convertible securities, options or other warrants having terms more favorable to the holder of the Warrant.

                  In February 1999, the Company's Board of Directors adopted a shareholder rights plan (the "Rights Plan") and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. Under the Rights Plan, each Right represents the right to purchase from the Company one one-hundredth (1/100th) of a share of Class A Preferred Stock Series One (the "Preferred Stock") at a price of $5.50 per one one-hundredth (1/100th) of a share. Each one one-hundredth (1/100th) of a share of Preferred Stock has economic and voting terms equivalent to those of one share of the Company's Common Stock. The Rights will not become exercisable unless and until, among other things, a person or group acquires or commences a tender offer for 15% or more of the Company's outstanding Common Stock. In the event that a person or group, without Board approval, acquires 15% or more of the outstanding Common Stock, each Right would entitle its holder (other than such person or group) to purchase shares of Preferred Stock having a value equal to twice the exercise price. Also, if the Company is involved in a merger or sells more than 50% of its assets or earning power, each Right will entitle its holder (other than the acquiring person or group) to purchase shares of common stock of the acquiring company having a market value equal to twice the exercise price. If any person or group acquires at least 15%, but less than 50%, of the Company's Common Stock, the Board may, at its option, exchange one share of Common Stock for each Right (other than Rights held by such person or group). The Rights Plan may cause substantial dilution to a person or group that, without prior Board approval, acquires 15% or more of the Company's Common Stock, unless the Rights are first redeemed by the Board. The Rights expire on February 1, 2009 and may be redeemed by the Company at a price of $0.01 per Right.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

6. INCOME TAXES

            The components of the provision (benefit) for income taxes are as follows (amounts in thousands):

                                                       Years Ended November 30,
                                                     --------------------------
                                                      1998      1997      1996
                                                     ------    ------    ------
Federal
   Current .......................................   $1,785    $  455    $   --
   Deferred ......................................     (603)     (102)       --
   Provision in lieu of income taxes .............      527       257       351
State
   Current .......................................       16        57        --
    Provision/(benefit) in lieu of income taxes ..      513      (458)      227
                                                     ------    ------    ------
                                                      2,238       209       578
Less: Discontinued operations provision ..........   (2,363)      351      (719)
                                                     ------    ------    ------
      Continuing operations ......................   $ (125)   $  560    $ (141)
                                                     ======    ======    ======

            The following schedule reconciles the federal provision (benefit) for income taxes computed at the statutory rate to the actual provision for income taxes (amounts in thousands):

                                                       Years Ended November 30,
                                                     --------------------------
                                                      1998      1997      1996
                                                     ------    ------    ------
Computed provision for income taxes
   at 34% ........................................   $2,242    $  110    $  351
Expenses for which deferred tax benefit
   cannot be currently recognized ................       --       501        --
Expenses for which deferred tax benefit is
   currently recognized ..........................     (399)       --        --
State and local tax provision ....................      529       222       227
State tax reserves ...............................       --      (624)       --
Other ............................................     (134)       --        --
                                                     ------    ------    ------
Total provision for income taxes .................    2,238       209       578
Less: Discontinued operations provision ..........   (2,363)      351      (719)
                                                     ------    ------    ------
      Continuing operations ......................   $ (125)   $  560    $ (141)
                                                     ======    ======    ======

                  In 1997, the resolution of certain state tax issues resulted in $624,000 of state tax reserves being reduced as a reduction to the 1997 provision for income taxes. In addition, included in the Company's extraordinary gain is a provision in lieu of income taxes of $842,000.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at November 30, 1998 and 1997 are as follows (amounts in thousands):

                                         Continuing
                                         Operations                           Combined*
                                    --------------------    --------------------------------------------
                                     November 30, 1998       November 30, 1998       November 30, 1997
                                    --------------------    --------------------    --------------------
                                        Deferred Tax            Deferred Tax            Deferred Tax
                                    Assets/(Liabilities)    Assets/(Liabilities)    Assets/(Liabilities)
                                    --------------------    --------------------    --------------------
Fresh-start inventory reserves ..   $                 31    $                322    $                156
Income from joint ventures ......                    129                     129                    (356)
Inventory and other reserves ....                    594                   1,173                   1,044
Preproduction interest ..........                     --                      --                    (386)
Capitalized inventory costs .....                   (263)                   (479)                   (827)
Federal net operating losses ....                  5,406                   8,126                   7,744
State net operating losses ......                  2,227                   4,265                   8,003
Depreciation ....................                     83                      78                    (101)
Deferred state taxes ............                    328                     615                     729
Other ...........................                     40                      17                     186
                                    --------------------    --------------------    --------------------
                                                   8,575                  14,246                  16,192
Valuation allowance .............                 (8,519)                (13,541)                (16,090)
                                    --------------------    --------------------    --------------------
Total deferred taxes ............   $                 56    $                705    $                102
                                    ====================    ====================    ====================

            *     Includes both continuing and discontinued operations

                  Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. For federal and state tax purposes, a valuation allowance was provided on a significant portion of the net deferred tax assets due to uncertainty of realization. On December 31, 1998, Calton, Inc. sold the stock of Calton Homes to an unrelated party. The sale of Calton Homes will result in a significant portion of the net deferred tax asset ($705,000) being reversed in the first quarter of the 1999 fiscal year.

                  The federal net operating loss carryforward for tax purposes is approximately $23,900,000 at November 30, 1998 and $22,776,000 at November 30, 1997. The sale of Calton Homes will result in a reduction of approximately $8,000,000 in Calton Inc.'s federal net operating loss carryforward. The Company's ability to use its deferred tax assets including federal net operating loss carryforwards, created prior to November 21, 1995, to offset future income is limited to approximately $1,627,000 per year under Section 382 of the Internal Revenue Code as a result of the change in control of the Company in November of 1995. The limitation will be reduced by approximately $500,000 per year as a result of the terms of the sale of Calton Homes. These federal carryforwards will expire between 2007 and 2014. In 1997, the Company received a tax refund related to prior periods of $2,442,000. The Company paid income taxes of $680,000 and $30,000, respectively, in 1998 and 1997.

7. COMMITMENTS AND CONTINGENT LIABILITIES

                  (a) As part of the sale of Calton Homes on December 31, 1998, the Company entered into a consulting agreement with the purchaser that requires the purchaser to make payments of $1,300,000 per year over a three-year period to the Company.

                  (b) The stock purchase agreement pursuant to which the Company sold Calton Homes on December 31, 1998 requires the Company to indemnify the purchaser for, among other things, breaches of the agreement and certain liabilities that arise out of events occurring prior to the closing of the sale, including the cost of warranty work on homes delivered if such costs exceed $600,000. On December 31, 1998, as a condition to the sale of Calton Homes, the Company entered into a holdback escrow agreement with the purchaser pursuant to which $5,159,000 of the closing proceeds were deposited into escrow. Of this amount, $3,000,000

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            (the "General Indemnification Funds") was deposited to provide security for the Company's indemnity obligations and $2,159,000 (the "Specific Indemnification Funds") was deposited to fund costs associated with certain specified litigation involving Calton Homes. Subject to claims for indemnification, one-half of the General Indemnification Funds will be disbursed to the Company on December 31, 1999. The remaining General Indemnification Funds will be disbursed to the Company, subject to claims for indemnification, on December 31, 2000. The Specific Indemnification Funds will be disbursed, to the extent not otherwise utilized in the resolution of litigation, on a case by case basis as the litigation is resolved. If all of the specified litigation is not resolved by December 31, 2000, a portion of the General Indemnification Funds will not be disbursed to the Company until the resolution of the litigation. The Company may, under certain circumstances, be required to deposit additional funds in the holdback if all of the specified litigation is not resolved by December 31, 2000. In addition, the Company's indemnity obligations are not limited to the amounts deposited in escrow. In the event that the Company elects to liquidate and dissolve prior to December 31, 2003, it will be required to organize a liquidating trust to secure its obligations to the purchaser. The liquidating trust will be funded with the Specific Indemnification Funds plus $4,000,000 if created before December 31, 1999, $3,000,000 if created between December 31, 1999 and December 31, 2000 and $2,000,000 if created after December 31, 2000. If the liquidation occurs prior to December 31, 2000, the Company may be required to deposit additional amounts in the liquidating trust if the specified litigation is not resolved by such date. Any General Indemnification Funds remaining in the holdback escrow fund will be applied as a credit against amounts required to be deposited in the liquidating trust.

                  To the extent that the Company makes expenditures to satisfy the Company's indemnity obligations, the Company will reduce both the holdback receivable and the gain on the sale of Calton Homes in future periods.

                  (c) The Company has assigned its operating lease in New Jersey for office space expiring November 30, 2002 to Calton Homes. The Company is obligated, as a sublessor, to lease 1,620 square feet until May 31, 1999 for approximately $2,600 per month. Rental expense for the years ended November 30, 1998, 1997 and 1996 amounted to $392,000, $730,000 and $726,000, respectively.

                  (d) The Company had a qualified contributory retirement plan
            (401(k) Plan) which covers all eligible full-time employees with a minimum of one year of service. The Company terminated the 401(k) Plan effective December 31, 1998. The Company's contribution to the plan was $71,000 in 1998, $30,000 in 1997 and $42,000 in 1996. The
            Company's matching contribution, in the form of registered Common Stock of the Company, for 1998 was 50% of participant contributions, subject to a maximum of 3% of total compensation and $2,000 per employee.

8. DISCONTINUED OPERATIONS

            Subsequent Event, Sale of Calton Homes, Inc.

                  On December 31, 1998, the Company completed the sale of Calton
            Homes. The shareholders of Calton, Inc. approved the sale of the stock of Calton Homes on December 30, 1998. The purchase price for the stock of Calton Homes was $48,100,000, which resulted in an estimated gain of approximately $8,800,000. The gain is subject to a $5,200,000 holdback (see Note 7), and is subject to certain post closing adjustments. Cash proceeds upon closing were approximately $41,100,000, net of the $5,200,000 holdback and other closing adjustments. These funds have been temporarily invested in highly liquid funds. No tax liability is expected to result from the sale. However, a provision in lieu of taxes is anticipated to be recorded in the amount of $4,200,000 related to the sale transaction. Calton has entered into an agreement to provide consulting services to Centex that requires payments of $1,300,000 per year over a three-year period.

                  As a result of the sale of Calton Homes and the sale of the
            Florida homebuilding assets that occurred at the end of fiscal 1997, the financial statements for the current and prior periods have been restated to reflect the Company's homebuilding and real estate development business as discontinued operations, including the operations of other subsidiaries located in Orlando, Florida; Chicago, Illinois; Pennsylvania and California, where the Company had similar operations and commercial land held for sale.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Results of operations from discontinued operations are as follows (amounts in thousands):

                                                    Years Ended November 30,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------   ---------    --------
Revenues ....................................   $105,292   $ 126,588    $121,143
                                                --------   ---------    --------
Cost of revenues ............................     85,897     110,419     104,936
Selling, general and administrative .........     10,172      12,532      12,441
Impairment of assets ........................         --         750          --
                                                --------   ---------    --------
                                                  96,069     123,701     117,377
                                                --------   ---------    --------
Income from operations ......................      9,223       2,887       3,766
Interest expense, net .......................        545       1,223         858
                                                --------   ---------    --------
Income before income taxes ..................      8,678       1,664       2,908
Provision (benefit) for income taxes ........      2,363        (351)        719
                                                --------   ---------    --------
Net income from discontinued operations .....   $  6,315   $   2,015    $  2,189
                                                ========   =========    ========

                  Included in revenues for the years ended November 30, 1997 and
            1996 are the Orlando, Florida division that generated $56,281,000 and $37,829,000 of revenues, respectively, that included $16,660,000 of revenues from the 1997 Florida assets sale and resulted in a pretax gain of $615,000.

                  Interest capitalized in inventories is charged to interest expense as part of Cost of revenues when the homes are delivered or land sales close. Interest incurred, capitalized and expensed for the years ended November 30, 1998, 1997 and 1996 is as follows (amounts in thousands):

                                                    Years Ended November 30,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------   ---------    --------
Interest expense incurred ...................   $  3,718   $   5,395    $  5,472
Interest capitalized ........................      2,977       4,009       4,067
                                                --------   ---------    --------
  Interest expense - net ....................        741       1,386       1,405
Capitalized interest amortized in cost of
  revenues ..................................      2,911       4,889       3,616
                                                --------   ---------    --------
Interest cost reflected in pretax income ....   $  3,652   $   6,275    $  5,021
                                                ========   =========    ========

Net assets of discontinued operations are as follows (amounts in thousands):

                                                               November 30,
                                                          ---------------------
                                                            1998         1997
                                                          --------     --------
Assets
  Cash ...............................................    $ 11,910     $  7,125
  Receivables and other assets .......................       9,385        9,128
  Inventories ........................................      61,449       43,975
  Commercial land ....................................         252        7,120
Liabilities
  Revolving credit agreement .........................     (21,000)     (17,500)
  Mortgages payable ..................................      (1,262)      (3,234)
  Accounts payable and accrued expenses ..............     (21,883)     (11,886)
                                                          --------     --------
Net assets ...........................................    $ 38,851     $ 34,728
                                                          ========     ========

9. INVESTMENTS IN JOINT VENTURES

                  During the years ended November 30, 1997 and 1996, the Company received $525,000 and $460,000, respectively, on a fully reserved note receivable from a previous joint venture. The payment on the fully reserved note is classified as non-operating Other income. During 1996, the Company received $725,000 from the liquidation of a joint venture in which it previously participated. No such activity was recorded in 1998.

10. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

                  Quarterly financial results for the years ended November 30,
            1998 and 1997 are as follows (amounts in thousands, except per share amounts):

                                              Three Months Ended
                             --------------------------------------------------
                             February 28,    May 31,    August 31,  November 30,
                                 1998         1998        1998         1998
                             -----------   ----------  ----------   -----------
Net loss from
  continuing operations(A).. $      (301)  $     (251) $     (352)  $   (1,056)
Net (loss) income from
  discontinued operations ..        (236)         657       1,052        4,842
                             -----------   ----------  ----------   ----------
Net (loss) income .......... $      (537)  $      406  $      700   $    3,786
                             ===========   ==========  ==========   ==========
Net (loss) income per share,
  basic and diluted ........ $      (.02)  $      .02  $      .03   $      .13
                             ===========   ==========  ==========   ==========

                                              Three Months Ended
                             --------------------------------------------------
                             February 28,    May 31,    August 31,  November 30,
                                 1997         1997        1997         1997
                             -----------   ----------  ----------   -----------
Net loss from
  continuing operations(A).. $      (123)  $     (103) $     (120)  $   (1,555)
Net (loss) income from
  discontinued operations ..        (355)        (227)        134        2,463
Extraordinary gain,
  net of income taxes ......          --           --       1,263           --
                             -----------   ----------  ----------   ----------
Net (loss) income .......... $      (478)  $     (330) $    1,277   $      908
                             ===========   ==========  ==========   ==========
Net (loss) income per share,
  basic and diluted ........ $      (.02)  $     (.01) $      .05   $      .03
                             ===========   ==========  ==========   ==========

(A) The increase in the net loss from continuing operations for the three month periods ended November 30, 1998 and 1997 is primarily a result of intercompany charges from continuing operations to discontinued operations.

CALTON, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            REPORT OF INDEPENDENT ACCOUNTANTS
            Board of Directors and Shareholders of Calton, Inc.

                  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Calton, Inc. and its subsidiaries (the "Company") at November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                  As described in Note 8 to the financial statements, the
            Company sold its operating subsidiary, Calton Homes, Inc. on December 31, 1998.

            PricewaterhouseCoopers LLP
            Florham Park, New Jersey
            January 13, 1999

            --------------------------------------------------------------------

            CALTON, INC. COMMON STOCK

                  Calton, Inc. common stock is traded on the American Stock
            Exchange ("AMEX") under the symbol CN. The following reflects the high and low sales prices of the common stock during fiscal 1998 and 1997.

                  FISCAL 1998                  High      Low
                                               ----      ---
                  1st Quarter .............     5/8     7/16
                  2nd Quarter .............     7/8      5/8
                  3rd Quarter .............     3/4     9/16
                  4th Quarter .............   1-1/8      3/4

                  FISCAL 1997

                  1st Quarter .............    7/16      1/4
                  2nd Quarter .............    7/16      1/4
                  3rd Quarter .............   11/16      3/8
                  4th Quarter .............     5/8     7/16

                  At February 3, 1999, there were approximately 603 record
            holders of the Company's common stock. On that date, the last sale price for the common stock as reported by AMEX was $1.312. The Company did not pay any dividends on its Common Stock during fiscal 1998 or 1997. The Company's former credit facility prohibited the payment of dividends.